SECURITIES AND EXCHANGE COMMISSION

                       AMENDMENT NO. 2 to the FORM 10-SB


                             WASHINGTON, D.C. 20549

GENERAL FORM FOR THE REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
              SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934


                        HOMES FOR AMERICA HOLDINGS, INC.
                    ---------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                                     Nevada
                    ---------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   88-0355448
                    ---------------------------------------
                    (I.R.S. Employer Identification Number)


                    One Odell Plaza, Yonkers, New York     10701
                ---------------------------------------   --------
               (Address of principal executive offices)   Zip Code

                                  914-964-3000
                    ---------------------------------------
                          (Issuer's Telephone Number)

          Securities to be registered under Section 12(b) of the Act:

                                      None
                        --------------------------------
                              (Title of each class)

                                      None
                        --------------------------------
                  (Name of each exchange on which registered)

          Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, .001 par value per share
                    ---------------------------------------
                                (Title of class)

                               TABLE OF CONTENTS


GLOSSARY OF TERMS........................................................ iii

                                     PART I

ITEM 1. BUSINESS............................................................1
ITEM 2. MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        RESULTS OF OPERATIONS..............................................22
ITEM 3. PROPERTIES,  OFFICES AND FACILITIES................................27
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.....28
ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.......29
ITEM 6. EXECUTIVE  COMPENSATION............................................31
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.....................35
ITEM 8. DESCRIPTION OF SECURITIES..........................................36

                             PART II

ITEM 1. MARKET PRICE OF, AND DIVIDENDS ON, THE  REGISTRANT'S  COMMON
        EQUITY AND  OTHER SHAREHOLDER MATTERS..............................37
ITEM 2. LEGAL PROCEEDINGS..................................................38
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH  ACCOUNTANTS.....................39
ITEM 4. RECENT SALES OF UNREGISTERED  SECURITIES...........................40
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................41

                             PART F/S

ITEM 1. AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE COMPANY FOR THE
        YEARS ENDED DECEMBER  31,  1999  AND  1998.........................42
ITEM 2. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE COMPANY FOR
        THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999.................59
ITEM 3. AUDITED FINANCIAL STATEMENTS FOR DALLAS/GLEN HILLS, L.P. FOR THE
        YEARS ENDED DECEMBER 31, 1999 AND 1998.............................66
ITEM 4. AUDITED FINANCIAL STATEMENTS FOR TVMJG - PUTNAM SQUARE LIMITED
        PARTNERSHIP FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998.........78
ITEM 5. AUDITED FINANCIAL STATEMENTS FOR MIDDLEBURY/ELKHART, L.P. FOR
        THE YEARS ENDED DECEMBER 31, 1999 AND 1998.........................90
ITEM 6. STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR LAKE'S EDGE
        APARTMENTS FOR THE YEAR ENDED DECEMBER 31, 1998 (AUDITED) AND FOR
        THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)....................101
ITEM 7. STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR COUNTRY LAKE APARTMENTS FOR THE YEAR ENDED DECEMBER 31, 1998 (AUDITED) AND
        FOR THE TEN MONTHS ENDED OCTOBER 31, 1999 (UNAUDITED).............104
ITEM 8. PRO FORMA STATEMENT OF OPERATIONS FOR THE COMPANY FOR THE YEAR
        ENDED DECEMBER 31, 1998...........................................107
ITEM 9. PRO FORMA STATEMENT OF OPERATIONS FOR THE COMPANY FOR THE SIX
        MONTHS ENDED JUNE 30, 1999........................................109

                             PART III

ITEM 1. INDEX TO EXHIBITS.................................................111

                             PART IV

ITEM 1. SIGNATURE PAGE....................................................113




                                     Page - ii

                                GLOSSARY OF TERMS

     Affordable Housing: any multi-family residential property in compliance with the Restrictions of local, state or federal governmental agencies which are designed to make the rental and occupancy affordable to Low Income Persons and, in some cases, Moderate Income Persons. Affordable Housing, in accordance with the Affordable Housing Act, must provide at least 20% of the apartments to individuals or families whose incomes do not exceed 60% of the median income in that particular census track.

     Applicable Federal Rate or AFR: either the short term, medium term, or long term interest rate for use in certain transactions as published monthly by the Internal Revenue Service.

     Area Median Income: the median income for any particular local area as published by HUD.

     Bonds or Municipal Bonds: obligations issued by state or local governmental agencies which are generally sold to the public to raise capital for governmental activities or governmentally approved projects. The income earned on such Bonds may either be exempt from federal income taxation or be includable in income for federal income tax purposes.

     Compliance Period: the fifteen (15) year period commencing with the first year in which a project actually uses Tax Credits.

     Conversion: the rehabilitation of an existing Market Rate multi-family residential Property, or the conversion to multi-family residential use through redesign, reconstruction, and rehabilitation of a property not previously utilized as a multi-family residential property.

     Eligible Basis: the total amount of development, rehabilitation, and construction costs which are allowed under the Internal Revenue Code in determining the total amount of Low Income Housing Tax Credits to which an Affordable Housing project will be entitled.

     Extended Use Period: the fifteen (15) year period commencing in the first year after the end of the Compliance Period.

     HUD: the United States Department of Housing and Urban Development.

     Inducement Resolution: the formal written action by the local or state governmental agency approving the Affordable Housing project for which Tax Exempt Bonds will be sought as part of the financing.

     Low Income Housing Tax Credit or Tax Credit: a credit against federal income tax provided by Section 42 of the Internal Revenue Code to qualified Affordable Housing.

     Low Income Housing Tax Credit Restrictions: Restrictions imposed in connection with the allocation of Low Income Housing Tax Credits and contained in the agreement between the owner of an Affordable Housing project and the state agency which allocates the Tax Credits.

     Low Income Person: an individual whose annual income does not exceed 80% of the Area Median Income.

                                   Page - iii

     Market Rate: a property which is not subject to Restrictions.

     Moderate Income Person: an individual whose annual income does not exceed 120% of the Area Median Income.

     Placed in Service: the date on which a multi-family residential property can be lawfully occupied by tenants, which is contemporaneous with the issuance of a certificate of occupancy by the building department of the local jurisdiction in which the project is located.

     Private Activity Bond: a Bond, the income from which is exempt from federal income taxation because it meets the definitions set forth in Section 142(d) of the Internal Revenue Code.

     Qualified Allocation Plan or QAP: the annual housing plan adopted by each state pursuant to Section 42 of the Internal Revenue Code, which details the housing needs of the state and the manner in which the state will utilize its portion of Low Income Housing Tax Credits.

     Restrictions: the laws, ordinances, or regulations adopted, enacted, or imposed by local, state or federal government agencies on, or restrictive covenants and agreements entered into between such agencies and the owners of, residential properties, which: (i) limits the amount of rent that may be charged for a particular dwelling unit in a multi-family residential property; (ii) restricts tenants to those whose annual income is less than a specified maximum, or (iii) otherwise limits the use and/or availability of the dwelling units in a residential project.

     Set Aside: in a Low Income Housing Tax Credit Affordable Housing project, the minimum number of units to be rented to tenants at the maximum allowable rent which, at the owner's election, will be either: (i) 20% of the units rented at a maximum rent of 50% of the Area Median Income; or (ii) 40% of the units rented at a maximum of 60% of the Area Median Income.

     Tax Exempt Bond: a Bond, including a Private Activity Bond, the income from which is exempt from federal income taxation because the requirements of the Internal Revenue Code are met.

     Tax Credit Period: the ten (10) year period commencing in the first year in which a project actually uses Tax Credits.

     Volume Cap: as it relates to Low Income Housing Tax Credits under Internal Revenue Code Section 42(h)(3)(C), $1.25 per person resident in the state in which the Low Income Housing Tax Credits are sought. As it relates to Private Activity Bonds under Internal Revenue Code Section 142, for each state, the greater of $150 million or $50 per person in such state.



                                    Page - iv

                                     PART I

                                ITEM 1. BUSINESS


                                  Introduction

     Homes for America Holdings, Inc. was organized on January 9, 1996 as a real estate operating company to acquire, develop, own, rehabilitate and manage residential properties throughout the United States. Our objective is to identify and purchase undervalued residential properties which we renovate, operate and manage. We rely upon the expertise and experience of our executive officers as well as unaffiliated real estate brokers, attorneys, bankers and property owners to assist us in identifying suitable multi-family residential properties throughout the United States. These properties are purchased either through a variety of government-sponsored financing arrangements exclusively available for properties qualifying as Affordable Housing, or with traditional financing arrangements available for Market Rate properties. In addition to the net rental income derived from our portfolio of multi-family residential properties, we earn a portion of revenues and profits from HUD-approved transactional fees associated with the acquisition, financing, development and construction of Affordable Housing.

     Our operations commenced in April 1996. To date, we have purchased six multi-family residential properties as well as undeveloped land (Royal Crest) in Arlington, Texas. The residential properties include: Willow Pond (Dallas, TX), Putnam Square (Bridgeport, CT), Prairie Village (Elkhart, IN), Lake's Edge (Miami, FL), Country Lake (West Palm Beach, FL), and Briar Meadows (Dallas, TX). Effective June 30, 2000, Homes For America Holdings, Inc. is under a contractual obligation to proceed with the sale of the Royal Crest and Briar Meadows properties. Currently the Company is still manages the properties.


                                   Background

     One of our primary objectives is to develop multi-family residential properties which qualify as Affordable Housing. These properties may have existing tax-exempt bond allocations, or the Company may apply for Tax Exempt Bond allocations, Low Income Housing Tax Credit allocations, or both, which then can be used to provide capital and/or financing for the purchase and rehabilitation of the property. In return for such financing arrangements, we must limit tenants in the Affordable Housing projects to those whose income are within the Restrictions. We anticipate that eventually seventy-percent of our portfolio will be Affordable Housing properties and the remainder will be Market Rate properties which we have purchased and then either rehabilitated or converted into residential units.

     Market Rate multi-family residential properties will generally be acquired using traditional methods of real estate financing. Residential properties which may be reconverted are often: (i) Market Rate multi-use properties that are purchased at a discount and then constructed or substantially rehabilitated;
(ii) non-residential properties that can be converted to residential use, such as warehouses, industrial buildings, fire houses and vacant office buildings that have unique architectural qualities; and (iii) existing residential properties where rehabilitation is extensive enough to substantially alter the quality and character of the property. Such conversions are currently popular in redeveloping urban areas and we expect them to be a source of significant revenue in the future.

     Affordable Housing properties for potential acquisition are identified by maintaining regular contact with real estate brokers throughout the United States. We inform the brokers that we are interested in acquiring property in certain locations within a designated state for which Tax Exempt Bond and Tax Credit financing is available. Investment decisions are made by our executive officers with the consent of the Board of Directors. In addition, we will often utilize the knowledge and experience of outside consultants that we retain.

                               Affordable Housing

     Affordable Housing properties are multi-family residential properties in excess of four units for which government sponsored financing programs are already in place, or are available. These properties are subject to Restrictions which govern, among other things, the income of the tenants to which the units are rented.

     Where the financing already exists, in the form of tax-exempt bonds, transactions are relatively straightforward. We purchase the existing bonds, resell them (at profit, where possible), and, when necessary, procure additional financing, often in the form of taxable bonds (taxable tail) to finance rehabilitation and repositioning of the property.

     Where such Affordable Housing financing does not already exist, we identify an area where it is available. After we have located and entered into a contract to purchase a property qualifying as Affordable Housing, we prepare and submit an application for a Tax Exempt Bond allocation to the appropriate governmental agency. Once the application for Tax Exempt Bonds is approved, we then prepare and submit an application for an allocation of Low Income Housing Tax Credits. In connection with these applications, we must, among other things, conduct a market study of the property, provide an architectural analysis, obtain a property appraisal and prepare an environmental study and analysis of the property. We also provide a proposed cost of the entire project, which includes any HUD-approved fees and reimbursements that we receive out of the funding of the project. We engage outside consultants and professionals operating near the location of the subject property to assist in obtaining the required information and in preparing these applications.

     Each Affordable Housing property in which we have an interest is owned by a separate limited partnership or limited liability company. After the Low Income Housing Tax Credit allocation and, if applicable, a Tax Exempt Bond allocation, is received, the limited partnership acquires title to the Affordable Housing property. We then offer and sell a limited partnership interest to an investor. The investor usually acquires a 99.9% interest in the profits and losses of the partnership for a purchase price of between $.50 and $.80 per $1.00 of Low Income Housing Tax Credits (See "Low Income Housing Tax Credits -Value of the Credits", and "Current Operations"). The agreement with the investor, however, typically allows us to retain between 70% and 90% of the operating cash flow from the property as well as 70% and 90% of the residual value of the real estate (after return of capital). In addition, Tax Exempt Bonds are sold to various  independent  bond  houses.  The  investor  who  purchases  the  limited partnership interest from the limited partnership is usually a limited partnership formed by an experienced Low Income Housing Tax Credit syndicator. We are not involved in these syndication efforts. The general partner for each limited partnership is a newly formed, wholly owned subsidiary of Homes for America Holdings, Inc.

     The issuer of the Tax Exempt Bonds, which is usually a local government authority, issues and sells the Bonds to finance the project through investment bankers such as CharterMac, The Sturges Company and Greenwich Partners. The Tax Exempt Bonds for each project are sold by the issuer to a single institutional purchaser. For example, the bonds for Prairie Village were purchased by The Sturges Company and the bonds for Lake's Edge were purchased by Charter Mac.

     The proceeds from the sale of the Tax Exempt Bonds are loaned to Homes for America and are used to provide funding for the acquisition of the property, including either the construction loan, the permanent loan, or both. After acquiring the property and finalizing the sale of the limited partnership interests to the investor, we are entitled to receive various transaction fees and expense reimbursements at the closing which are paid out of the funding for the project. Transaction fees may include acquisition fees, developer fees, rehabilitation fees, asset management fees, administrative fees, general partner fees, and other fees associated with the acquisition, financing, development, rehabilitation, construction, and operation of an Affordable Housing project. The realization of these fees is dependent upon the number, type and terms of the purchase and financing arrangements for the transaction. Following the closing, we rehabilitate the property and lease the units.

     In addition to the fees received at closing, we receive income from the acquired property through management fees and participation in operating profits. We also provide services to the properties including, but not limited to, marketing, ownership property reviews, social service programs for parents, and outreach programs for children. These may include computer learning workshops, tutoring, and organized sports activities. Property services may be included as a requirement to ensure municipal, state or federal financing approval. As each municipality, county or state applies a scale in determining whether an applicant qualifies for Tax Exempt Bond financing and/or Tax Credits, adding services to the property for the benefit of the tenants may significantly improve an applicant's ability to obtain financing and/or credits. We believe that the quality of tenancy increases with the amount of services offered, and that providing these services reduces apartment turnover, helps maintain quality of life, and thereby controls costs.

     We believe a considerable need for quality Affordable Housing exists in the United States. Historically, demand has exceeded supply. We also believe that there is a strong market for the conversion of undervalued market-rate residential properties, where new construction or substantial rehabilitation is required, and in the conversion of non-residential property to unique residential and loft-type living. Moreover, our founders are experienced in these types of conversions. We believe, but cannot assure, that we will achieve significant revenues from this area in the future.

     As we have been in operation only since 1996, there can be no assurance we will continue to be a commercially viable or profitable business. We have a limited operating history and there can be no assurances that we will be successful in the future.

                               Current Operations

     We manage, or oversee the management and operation of, each property that we acquire. Accordingly, we have established our own on-site management in areas where we have a substantial investment, such as Texas, Florida and the Northeast. In other areas, we may utilize outside management firms to assist in the operation of the properties.

     Whether we are the on-site property manager or the off-site asset manager, we maintain responsibility for the operation of each property. Every property that we directly manage has one of our senior managers responsible for the property's day to day operations. Every site that we operate through an outside management firm has one of our officers directly responsible for the property. In addition, we engage outside auditors to provide compliance audit services to verify key financial information and tenant certification issues. Further, each property is visited periodically by our officers.

     We currently own and manage seven properties in Texas, Connecticut, Indiana and Florida. The following is a description of the properties.

Willow Pond Apartments

     Willow Pond Apartments, formerly known as Glen Hills Apartments, located in Dallas, Texas, is a 386-unit Affordable Housing complex purchased on March 27, 1997.

     The Willow Pond complex was purchased for approximately $8,400,000, and is owned by a limited partnership, of which we are the general partner with a .01% interest in the profits and losses of the partnership and an approximately 90% interest in cash flow and 80% interest in the residual value of the partnership (after return of capital).

     Through the limited partnership formed to own Willow Pond, we sold a limited partnership interest to an investor for $2,500,000 in exchange for a 99.99% interest in the profits and losses of the limited partnership. Notwithstanding the limited partner's 99.99% interest in the profits and losses of the limited partnership, the general partner and the limited partner have varying interests in the items of tax profits, losses, and tax credits, distributions of cash available from operations, and distributions of cash available from refinancing of the limited partnership's debt or upon sale of its asset. Since the limited partner's primary financial motivation for purchasing an interest in the limited partnership was the benefits it would derive from the Low Income Housing Tax Credits and other tax losses, the limited partner has retained 99.99% of those items. Because this allocation of Low Income Housing Tax Credits and losses met the limited partner's yield requirements, we were able to obtain an aggregate interest of approximately 90% in the cash available from operations, and an aggregate interest of approximately 80% in the cash available from sale of the partnership's asset or refinancing of its debt (after return of capital). The limited partner has a right to the difference. The balance of the funding was obtained through mortgages on the property.

     After we acquired the property, we renovated it and it is now 96% occupied. In addition to the renovation, we established a computer learning facility which provides tenants and their children with professional instruction in, among other things, the use of the Internet and spreadsheet skills. Adults are offered the opportunity to learn word processing and spreadsheet skills or to otherwise improve existing skills to aid them in the workplace.

     In September of 2000, the Willow Pond Apartments were refinanced for $6,450,000 at an interest rate of 7.99% on a 12 year note with a 30 year amortization schedule.

     Glen Hills Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on February 26, 1997 in the state of Texas and was formed to serve as the general partner of Dallas/Glen Hills, LP, the owner and operator of this property. Dallas/Glen Hills, LP was organized on March 27, 1997 in the state of Texas for the purpose of owning and operating this property. Glen Hills Homes for America, the general partner, owns .01% of the profits and losses of Dallas/Glen Hills LP (a.k.a. Willow Pond). Approximately 90% of the cash flow from this property and 80% of the residual property value (after return of capital), if sold, resides with the general partner. Because Homes for America Holdings, Inc. exerts full control over the limited partnership, it is treated as a wholly-owned subsidiary.

Putnam Square Apartments

     Putnam Square Apartments is an Affordable Housing complex composed of 18 units located in Bridgeport, Connecticut. In November 1997, in return for an indemnification against operating losses of up to $65,000 and an agreement to operate and rehabilitate the facility, we succeeded to the interests of the general partner of the partnership that originally owned the property. We have substantially renovated the property and approximately 90% of the units are currently rented.

     As additional consideration for assuming the position of general partner, the Company received a developer's note in the amount of $200,000, and 50% of a $400,000 first mortgage, or $200,000. Under the terms of the partnership agreement, the developer's note has first priority on the property's cash flow. In total, the Company received notes in the amount of $400,000 for assuming the general partner position.

     The partnership has one investor limited partner who made capital contributions of $692,065 in exchange for a 99% interest in the profits and losses of the partnership. Under the terms of the agreement, the limited partner is allocated 99% of partnership profit and loss, and 99% of the tax credits earned annually. Cash flow is distributed 75% to the general partner, as payment of the development note and thereafter as payment of a partnership administration fee, and 25% to the limited partner.

     Putnam Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on October 14, 1997 in the state of Connecticut for the purpose of serving as the general partner of TVMJG1996-Putnam Square, LP, the owner and operator of Putnam Square. TVMJG1996-Putnam Square, LP was organized on April 26, 1997 in the state of Connecticut for the purpose of owning and operating Putnam Square. Putnam Homes for America, the general partner, owns 1.0% of the profits and losses of TVMJG1996-Putnam Square, LP (a.k.a. Putnam Square). Homes for America Holdings, Inc. earned a developer's fee of $200,000, payable by a note senior to a first mortgage of $400,000, plus an additional $200,000 representing one-half of the first mortgage note, and retains 75% of cash flow from the property, as well as 75% of the residual value (after return of capital), if the property is sold. Because Homes for America Holdings, Inc. exerts full control over the limited partnership, it is treated as a wholly owned subsidiary.

Prairie Village Apartments

     Prairie Village Apartments, a 120-unit Affordable Housing project located in Elkhart, Indiana, was purchased on December 16, 1998 for approximately $804,000. The project costs totaled approximately $3,950,000, which included the establishment of a $2,200,000 restricted cash fund for current renovations from which we will draw during the construction period, and the establishment of reserves in the amount of approximately $425,000 for future renovations, repairs and maintenance. This transaction included the attainment of a $2.4 million private activity cap for Tax Exempt Bonds, $600,000 of taxable bonds and the sale of $1,000,000 of tax credits. This transaction provided us with reimbursement of our pre-acquisition expenses of $250,000 and developer fees of approximately $400,000. The transaction was financed with non-recourse bonds bearing interest at 5.9% fixed for 30 years.

     Prairie Village Apartments is owned by a limited partnership in which our wholly owned subsidiary is the general partner. Through this limited partnership, we sold a limited partnership interest to an investor for $1,060,510 in exchange for 99.90% interest in the profits and losses of the limited partnership. Notwithstanding the limited partner's 99.90% interest in the profits and losses of the limited partnership, the general partner and the limited partner have varying interests in the items of tax profits, losses, and tax credits, distributions of cash available from operations, and distributions of cash available from refinancing of the partnership's debt or upon sale of its asset. Since the limited partner's primary financial motivation for purchasing an interest in the partnership was the benefits it would derive from the Low Income Housing Tax Credits and other tax losses, the limited partner has retained 99.90 % of those items. Because this allocation of Low Income Housing Tax Credits and losses met the limited partner's yield requirements, we were able to obtain an aggregate interest of approximately 80% in the cash available from operations, and an aggregate interest of approximately 70% to 90% in the cash available from a future sale of the limited partnership's asset or refinancing of its debt (after return of capital). The limited partner has a right to the difference. The balance of the funding was obtained through Tax Exempt and taxable bonds on the property.

     Rehabilitation is currently underway and will consist of new facades and exteriors, new kitchens, windows, insulation, air conditioning, carpeting, landscaping and noise attenuation. During this rehabilitation period, existing tenants will be moved from non-renovated units into fully renovated units at no additional cost. Further, we are creating a computer learning facility on the premises, which will be available to all rent paying residents and their families. Classes in computer skills such as word processing, spreadsheets and compiling databases will be offered free of charge.

     Prairie Village Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on July 17, 1997 in the state of Indiana for the purpose of serving as the general partner of Middlebury/Elkhart LP, which owns and operates Prairie Village. Middlebury/Elkhart, LP was organized on July 16, 1997 in the state of Indiana for the purpose of owning and operating Prairie Village. Prairie Village Homes for America, the general partner, owns 0.1% of the profits and losses of Middlebury/Elkhart LP (a.k.a. Prairie Village). Approximately 90% of the cash flow from this property and 70% to 90% of the residual property value (after return of capital) if sold, resides with the general partner. Because Homes for America Holdings, Inc. exerts full control over the limited partnership, it is treated as a wholly-owned subsidiary.

Briar Meadows Apartments

     We purchased the Briar Meadows Apartments, a 118-unit residential complex located in Dallas, Texas for $1,050,000 on December 18, 1998. The project has been financed with a first mortgage in the amount of $840,000 and a second mortgage of $500,000. A rehabilitation escrow in the amount of $250,000 has been established from the proceeds of the mortgages. Rehabilitation is now complete. This is a Market Rate transaction and we will not utilize any government guarantee programs.

     Homes For America Holdings, Inc. refinanced the Briar Meadows property in Dallas, Texas. This property carried an $825,000 first mortgage from Beal Bank of Texas, and a $500,000 second mortgage from USA Capital of Nevada.

     Upon receipt of a $1.5-million loan from Key Bank, both of the aforementioned mortgage holders were repaid, leaving Key Bank with a first position on the property. Subsequently, the Company received a $400,000 second mortgage from Frost Bank. The proceeds of this loan were used substantially as deposit money on pending transactions. The Company borrowed $1.6-million from USA Capital, Palm Beach, Florida, of which $400,000 was used to pay the Frost Bank second mortgage. In consideration for this loan, the Company granted USA Capital a second position on the Briar Meadows property, and pledged the stock of several wholly-owned subsidiaries.

     A wholly-owned subsidiary of Homes for America, Briar Meadows Homes for America, Inc. is the 100% owner of the Briar Meadows property. The subsidiary was incorporated on November 20, 1998 in the state of Texas for the purpose of owning and operating this property. However, effective June 30, 2000, Homes For America Holdings, Inc. is under a contractual obligation to proceed with the sale of the Briar Meadows property, together with the Royal Crest property (below) for $3,800,000.

Arlington - Royal Crest

     On December 18, 1998, we purchased 17 acres of undeveloped land located in Arlington, Texas for $1,200,000. The purchase was financed with a first mortgage on the property in the amount of $1,200,000. We recognized transaction fees of approximately $287,000 on this purchase.

     A wholly-owned subsidiary of Homes for America, Arlington Homes for America, Inc., is the 100% owner of the Royal Crest property. The subsidiary was incorporated on December 9, 1998 in the state of Texas for the purpose of developing the Arlington property. However, effective June 30, 2000, Homes For America Holdings, Inc. is under a contractual obligation to proceed with the sale of the Royal Crest property together with the Briar Meadows property (above) for $3,800,000.

Lake's Edge Apartments

     On June 30, 1999, the Company acquired Lake's Edge Apartments, a 400 unit apartment complex located in North Miami, Florida for $14,025,000. Approximately $1,400,000 of improvements to this property are now 90% complete. Including project costs at closing, the total project cost is approximately $16,500,000. Acquisition, including project costs and improvements, has been completely financed with a combination of Tax Exempt and taxable Bonds. Approximately $400,000 in transaction fees were realized on this purchase, and gain on sale of Bonds totaled approximately $825,000, for a total revenue gain of $1,200,000. Current occupancy is 96%.

     We own 100% of the property and do not plan to sell any partnership interests in it. Lake's Edge Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on March 25, 1999 in the state of Florida for the purpose of owning and operating this property.

     Homes for America is also the sole owner of LEHH, Inc., which was formed for the sole purpose of purchasing outstanding bonds and subsequently reselling the bonds to an institutional investor in connection with the Lake's Edge transaction. LEHH was incorporated on March 25, 1999 in the state of Florida.

Country Lake Apartments

     On November 5, 1999, the Company acquired Country Lake Apartments, a 192 unit apartment complex located in West Palm Beach, Florida, for $10,100,000. Approximately $450,000 of improvements to this property were completed. Including the payment of pre-acquisition costs at closing, the total project cost is approximately $11,800,000. Acquisition, including project costs and planned improvements, has been financed with a combination of Tax Exempt and taxable Bonds in the amount of $8,795,000, and a bridge loan of $1,800,000. The difference of $1,205,000 represents the Company's equity investment in this property. Current occupancy is 96%.

     We own 100% of the property and do not plan to sell any partnership interests in it. Country Lake Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on April 5, 1999 in the state of Florida for the purpose of owning and operating this property.

     Homes for America is also the sole owner of CLHH, Inc., which was formed for the sole purpose of purchasing outstanding bonds and subsequently reselling the bonds to an institutional investor in connection with the Country Lake transaction. CLHH was incorporated on April 5, 1999 in the state of Florida.


                               Proposed Properties

Amherst Gardens/Williamsville, New York

     Homes For America Holdings, Inc. has signed a Purchase and Sale Agreement on October 15, 2000 to acquire Amherst Gardens, a 201-unit affordable housing complex located in Williamsville, New York for $4,950,000. The Company intends to apply for tax exempt bonds, in which case the Company would earn tax credits. The Company anticipates closing this transaction in 2001.

Lake Crystal/West Palm Beach, Florida

     Homes For  America  Holdings,  Inc.  intends  to sign a  Purchase  and Sale
Agreement in November, 2000 to acquire Lake Crystal, a 640-unit property consisting of an affordable housing segment and a market rate segment located in West Palm Beach, Florida for $33 million. The Company intends to obtain a new conventional mortgage for the market rate segment and Freddie Mac financing for the affordable housing segment. The Company anticipates closing this transaction in 2001.

        Additional Information on Certain Owned and Proposed Properties

     The following tables set forth certain information concerning the foregoing properties.

--------------------------------------------------------------------------------
Willow Pond
--------------------------------------------------------------------------------
Location:                               6003 Abrams Road, Dallas Texas 75231
General Character:                      Two-story garden style apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent;  certificate  of  occupancy
                                        is complete and property is rented
Owned/Intended Purchase:                Owned

Mortgages, liens, etc.:                 1st Mortgage
Term:                                   12 years
Principal Amount:                       $6,450,000
Interest:                               7.99%
Amortization Provisions:                Yes
Prepayment Provisions:                  Yes
Maturity Date:                          2012
Balance due at Maturity                 $5,407,723

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                Property is stabilized.  No major
                                        renovation is planned.
Estimated Cost:                         N/A
Method of Financing:                    N/A

Competitive Conditions:                 Property is in a mature urban area that
                                        provides stable occupancy and is
                                        comparable to other properties in the
                                        vicinity.

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        96%     96%     95%     91%     87%


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999     1998    1997     1996
                                        ----------------------------------------
     Efficiency                         $3,428  $3,426   $3,244  $3,049   $2,896
     1 Bedroom                           6,001   5,995    5,677   5,336    5,069
     2 Bedroom                           7,714   7,709    7,299   6,861    6,517
     3 Bedroom                           9,772   9,764    9,245   8,690    8,259

Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            288,020
Annual rental represented by such
leases:                                 $2,468,853
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges


Property Depreciation
Federal Tax Basis:                      In accordance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A


--------------------------------------------------------------------------------
Lake's Edge
--------------------------------------------------------------------------------
Location:                               950 NW 214th St., Miami, Florida 33169
General Character:                      Two- and three-story garden style
                                        apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent;  certificate  of  occupancy
                                        is complete and property is rented
Owned/Intended Purchase:                Owned

Mortgages, liens, etc.:                 1st Mortgage        2nd Mortgage
Term:                                   40 years            10 years
Principal Amount:                       $14,824,884         $1,374,884
Interest:                               6.90%               11.00%
Amortization Provisions:                Yes                 Yes
Prepayment Provisions:                  Yes                 Yes
Maturity Date:                          2035                2010
Balance due at Maturity                 $0                  $0

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                Carpet, tile, landscaping, lighting,
                                        vinyl siding, paving
Estimated Cost:                         $1,400,000
Method of Financing:                    Mortgage proceeds

Competitive Conditions:                 Property, once renovated, has a slight
                                        competitive edge over other properties
                                        in the area

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        95%     90%     87%     85%     83%

Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999    1998    1997    1996
                                        ----------------------------------------
     1 Bedroom                          $7,509  $6,721  $6,049  $5,565  $5,120
     2 Bedroom                           9,386   8,401   7,561   6,956   6,401
     3 Bedroom                          11,263  10,082   9,073   8,349   7,680


Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            388,000
Annual rental represented by such
leases:                                 $3,641,804
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges

Property Depreciation
Federal Tax Basis:                      In accoudance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A


--------------------------------------------------------------------------------
Country Lake
--------------------------------------------------------------------------------
Location:                               6010 Sherwood Glen Way, West Palm Beach,
                                        Florida 33415
General Character:                      Two-story garden style apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent;  certificate  of  occupancy
                                        is complete and property is rented
Owned/Intended Purchase:                Owned

Mortgages, liens, etc.:                 1st Mortgage  2nd Mortgage  3rd Mortgage
Term:                                   30 years      20 years      18 months
Principal Amount:                       $6,255,000    $2,540,000    $1,800,000
Interest:                               6.00%         13.00%        16.00%
Amortization Provisions:                No            No            No
Prepayment Provisions:                  No            No            No
Maturity Date:                          2027          2018          2001
Balance due at Maturity                 $6,255,000    $2,540,000    $1,800,000

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                New perimeter fencing, 60 carports, lake
                                        fountains, painting, landscaping
Estimated Cost:                         $400,000
Method of Financing:                    Mortgage proceeds and equity

Competitive Conditions:                 Property is above average for area

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        95%     94%     91%     93%     93%


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999    1998    1997    1996
                                        ----------------------------------------
     1 Bedroom                          $7,318  $6,741  $6,134  $5,582  $5,079
     2 Bedroom                           9,504   8,755   7,967   7,250   6,597
     3 Bedroom                          10,397   9,577   8,715   7,930   7,217


Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            200,200
Annual rental represented by such
leases:                                 $1,786,722
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges

Property Depreciation
Federal Tax Basis:                      In accoudance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A

--------------------------------------------------------------------------------
Lake Crystal
--------------------------------------------------------------------------------
Location:                               West Palm Beach, Florida
General Character:                      Two-story garden style apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent
Owned/Intended Purchase:                Intended Purchase

Mortgages, liens, etc.:                 N/A
Term:                                   N/A
Principal Amount:                       N/A
Interest:                               N/A
Amortization Provisions:                N/A
Prepayment Provisions:                  N/A
Maturity Date:                          N/A
Balance due at Maturity                 N/A

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                New roofs, road repair, landscaping,
                                        carpet, appliances, painting
Estimated Cost:                         $3,000,000
Method of Financing:                    Conventional mortgage and equity

Competitive Conditions:                 Property is comparable to other
                                        communities in the area.  Renovation
                                        will create a slight competitive edge
                                        over other properties in the area.

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000     1999     1998     1997    1996
                                        ----------------------------------------
                                        85%      84%      84%      84%     85%


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999    1998    1997    1996
                                        ----------------------------------------
     1 Bedroom                          $6,417  $5,454  $4,909  $4,467  $4,110
     2 Bedroom                           8,091   6,878   6,190   5,633   5,182
     3 Bedroom                           9,830   8,355   7,520   6,843   6,296


Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            587,620
Annual rental represented by such
leases:                                 $5,348,298
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges

Property Depreciation
Federal Tax Basis:                      In accoudance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A


--------------------------------------------------------------------------------
Amherst Gardens
--------------------------------------------------------------------------------
Location:                               6724 Main Street, Williamsville, NY
General Character:                      N/A- Intended Purchase in 3rd Q 2001
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent
Owned/Intended Purchase:                Intended Purchase

Mortgages, liens, etc.:                 N/A- Intended Purchase in 3rd Q 2001
Term:                                   N/A- Intended Purchase in 3rd Q 2001
Principal Amount:                       N/A- Intended Purchase in 3rd Q 2001
Interest:                               N/A- Intended Purchase in 3rd Q 2001
Amortization Provisions:                N/A- Intended Purchase in 3rd Q 2001
Prepayment Provisions:                  N/A- Intended Purchase in 3rd Q 2001
Maturity Date:                          N/A- Intended Purchase in 3rd Q 2001
Balance due at Maturity:                N/A- Intended Purchase in 3rd Q 2001

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                N/A- Intended Purchase in 3rd Q 2001
Estimated Cost:                         N/A- Intended Purchase in 3rd Q 2001
Method of Financing:                    N/A- Intended Purchase in 3rd Q 2001

Competitive Conditions:                 N/A- Intended Purchase in 3rd Q 200101

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        N/A- Intended Purchase in 3rd Q 2001


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000     1999     1998     1997     1996
                                        ----------------------------------------
     1 Bedroom                          N/A- Intended Purchase in 3rd Q 2001
     2 Bedroom                          N/A- Intended Purchase in 3rd Q 2001
     3 Bedroom                          N/A- Intended Purchase in 3rd Q 2001

Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            N/A- Intended Purchase in 3rd Q 2001

Annual rental represented by such
leases:                                 N/A- Intended Purchase in 3rd Q 2001

Percentage of gross annual revenue
represented by such leases:             N/A- Intended Purchase in 3rd Q 20011

Property Depreciation
Federal Tax Basis:                      In accoudance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A
--------------------------------------------------------------------------------


                              New Business Ventures

     Homes for America Real Estate Services, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on July 6, 1999 in the state of Texas. This company was organized to serve as a management company for Homes For America Holdings' properties, as well as properties owned by third parties and is seeking such contracts.

     MasterBuilt America, Inc. was formed as a joint venture on July 1, 1999 in the state of Virginia between Homes for America and MasterBuilt Companies, Inc., a commercial building company located in Virginia. MasterBuilt America may be engaged by Homes for America to construct and/or rehabilitate some of the apartments owned and operated by Homes for America and its affiliates.

                                   Financing

Affordable Housing Financing

     We purchase Affordable Housing properties through the use of relatively small amounts of our own capital, the sale of Tax Credit benefits to Tax Credit investors, conventional debt, government agency loans, and, in some cases, the use of low-interest Tax Exempt and taxable Bonds. In addition, we often purchase Affordable Housing properties with relatively small amounts of capital through the use of low interest rate, non-recourse bonds, thereby preserving capital for other transactions. Aside from the equity that we provide, the balance of the equity for the purchase of an Affordable Housing property is obtained through the sale for cash of a limited partnership interest to an investor/limited partner ("Limited Partner") formed specifically to own the Affordable Housing property. The Limited Partner's interest entitles it to share in the tax credit and cash benefits associated with the property. From the transaction, we may receive: (i) reimbursement of expenses; (ii) BSPRA or developer's fee (up to 15%); (iii) acquisition fees (up to 5% of the acquisition); (iv) rehabilitation fees (up to 10% of any rehabilitation or construction); (v) management fees (up to 6% of total income); (vi) retention of approximately 70% to 90% of all operational cash flow; and (vii) 80-90% of the cash available for distribution upon sale or refinancing.

     An Affordable Housing project's financing may consist of some or all of the following: (i) equity, the majority of which is provided mainly through the sale of Low Income Housing Tax Credits to a single outside investor and the minority of which is provided by us as the developer, (ii) conventional debt, which will consist of conventional loans provided by financial institutions such as banks and insurance companies, (iii) government agency loans provided by local government agencies at lower than market interest rate and repayable solely out of a portion of the project's available cash flow, if any, in lieu of a fixed monthly payment, (iv) government agency grants awarded to the project which do not need to be repaid, and (v) debt generated by the sale of Bonds (see "Tax Exempt Bonds"). The amount of conventional debt available as financing to an Affordable Housing project depends entirely upon the net operating income available to make payments of principal and interest. Net operating income is the amount of money available after the payment of operating expenses. Conventional lenders require a ratio of net operating income to principal and interest payments from as low as 1.10:1 to as high as 1.35:1. Thus, the lower rents required by Restrictions reduce the availability of conventional debt for Affordable Housing projects and increase the need for the government financing described above.

     In general, the Limited Partner investors in limited partnerships owning Affordable Housing projects are primarily seeking the benefits generated by the Low Income Housing Tax Credits and the other tax losses, and give less consideration to cash distributions as a means of obtaining a desired yield from an investment. Therefore, the limited partnerships typically grant the general partner up to 90% of the cash flow from operations and up to 90% of residual interest in the properties.

     Although approximately one-half of our business relies on HUD or other government financing, once a transaction is closed, it is not subject to re-negotiation or termination. Therefore, after closing, the government agency may neither elect to renegotiate our agreed upon profits nor terminate our contracts or subcontracts.

Conversions Financing

     Market  Rate  purchases  of  undervalued   residential  or  non-residential
property that we substantially rehabilitate or convert may be financed by a capital investment of up to 10-20% of the project's costs, with the balance furnished by debt financing. The Company believes that such level of financing is generally available and was used for the purchase of Briar Meadows Apartments. These properties are generally well situated and/or architecturally unique, and can frequently be purchased at low prices due to the need for significant rehabilitation. Unit costs will vary region by region. Replacement costs are determined by regional industry standards and are supported by appraisals and feasibility studies. Although costs vary by region, we believe that this method of acquisition, rehabilitation and financing is much more cost effective than the approximate cost of between $25,000 and $60,000 to construct comparable new units. HUD is the ultimate determinant of replacement costs and HUD loans are based upon the lowest of four test criteria: (1) Letter of credit service by income; (2) market value based on the HUD appraisal; (3) a statutory allowance; or (4) replacement cost.

Low Income Housing Tax Credits

     A significant portion of our housing portfolio is financed through the use of Low Income Housing Tax Credits (the "Tax Credits").

     Tax Credits were created by the Tax Reform Act of 1986, which established a single program of Tax Credits benefiting the owners of rental housing developments specifically targeted to a defined group of lower income households. Tax Credits can be utilized by the owner of the development and constitute a dollar for dollar reduction of the owner's federal tax liability. In the case of pass-through tax entities such as limited partnerships and limited liability companies, each owner of the entity (i.e., the partners in the case of a limited partnership or the members in the case of a limited liability company) is allocated a proportionate share of the Tax Credits which may be used as a direct reduction of an individual's or corporation's federal income tax liability.

State Allocation of Tax Credits

     State housing agencies are responsible for the allocation of Low Income Housing Tax Credits and for monitoring program compliance. Pursuant to the Volume Cap applicable to Low Income Housing Tax Credits, each state annually may allocate Low Income Housing Tax Credits to Affordable Housing projects up to an amount equal to $1.25 per state resident. Without reducing the amount of Low Income Housing Tax Credits that a state has available annually to allocate under the Low Income Housing Tax Credit Volume Cap, a state may also allocate Tax Credits to Affordable Housing projects financed with Bonds that are subject to the separate Volume Cap applicable to Bonds. In other words, Low Income Housing Tax Credits allocated to Affordable Housing Projects financed with Bonds do not reduce the amount of Low Income Housing Tax Credits available to Affordable Housing projects that are not financed with Bonds.

Qualifying for Tax Credits

     Credits are obtained through an application to the responsible state agency, and are allocated to developments which meet certain threshold requirements set forth in the Internal Revenue Code and the particular State Agency's Qualified Allocation Plan ("QAP"). Bond allocation applicants, because they are not part of this Volume Cap, do not compete for the Tax Credits. Once a Bond allocation development has received its allocation of bonding authority, it will receive a Tax Credit allocation if that applicant meets the minimum threshold standards for a Tax Credit allocation.

     Volume Cap Tax Credits and Bond allocation Tax Credits are allocated to developments involving either new construction or rehabilitation of existing housing developments. In addition, Volume Cap Tax Credits and Bond allocation Tax Credits may also be awarded for the acquisition of an existing development if that development qualifies for the rehabilitation Tax Credits.

     The amount of Tax Credits allocated for a new development will be the equivalent of 70% of the present value of the eligible basis, which includes costs of construction and other permissible fees and expenses, as provided by
Section 42(b)(2)(B) of the Internal Revenue Code. Ten percent of the Tax Credits may be applied against tax liabilities each year for ten years. The amount of Tax Credits allocated for a rehabilitation development will be the equivalent of 70% of the present value (determined over a ten-year period) of the cost of the rehabilitation. The amount of Tax Credits allocated for qualified acquisitions will be the equivalent of 30% of the acquisition cost. If any portion of the permanent financing for the development is provided at below market interest rates by or through the federal government, with certain exceptions, the amount of the Tax Credit allocated will be the equivalent of 30% of the present value (determined over a ten-year period) of the cost of new construction or rehabilitation.

     The amount of Tax Credits allocated in Bond allocation developments is the equivalent of 30% of the present value (determined over a ten-year period) of the cost of new construction or rehabilitation, as the case may be, and 30% of the cost of acquisition if the development also receives rehabilitation credits.

     The amount of Tax Credits allocated to a development is also a function of eligible costs of construction or rehabilitation ("Eligible Basis"), the number of housing units in the development which are deemed to be qualified low income units, and the applicable federal rate ("AFR"), which is the factor used to arrive at the present value of the Tax Credits over ten years. The number of qualified low income units is determined by the number of rental units in the development which are rented to qualified low income tenants at appropriate low income rents. A development must elect a low income set aside test ("Set Aside") which is (i) 40% of the units rented to tenants whose income is 60% of the area median income, or (ii) 20% of the units rented to tenants whose income is 50% of the area median income. Area median income is determined for all localities in the United States by HUD. The Set Aside is a threshold for Tax Credit Allocation qualification, but due to the intense competition for Tax Credits, state agencies have successfully required developments to set aside more units at significantly lower rent. For a housing unit to be considered a low income unit, it must be rented at no more than 30% of the tenant's income, with the rental amount adjusted for family size.

Utilization and Loss of Tax Credits

     Tax Credits are taken over a period beginning in the year in which the development is first occupied by tenants ("Placed in Service") and ending ten years later ("Tax Credit Period"). Developments must remain in compliance with their initial low rent levels and initial low income occupancy levels for a minimum of 15 years ("Compliance Period"), but in order to qualify for Tax Credits in the first instance, developments must agree to remain in compliance with rent levels and low income occupancy levels for an additional 15 years beyond the Compliance Period agreement (the "Extended Use Agreement"). The additional time period contemplated thereby is referred to as the Extended Use Period.

     The Extended Use Agreement extends the Compliance Period for an additional 15 years, making the Affordable Housing Project subject to the Low Income Housing Tax Credit Restrictions for a total of 30 years (the initial 15 years of the Compliance Period plus the 15 years of the Extended Use Period). The Extended Use Agreement does not alter the owner's ability to operate the property, since the owner must contemplate the 30 year period of restrictions when the investment is initially acquired. Only if, under circumstances contemplated by Section 42(h)(6)(E) of the Internal Revenue Code, the 30 year period is reduced to 15 years, will the operation of the property be affected. If the 30 year period is reduced so that there are no Low Income Housing Tax Credit Restrictions applicable to the project, and if no other Restrictions exist which limit the rents and the tenant's income, the project can then be operated as a Market Rate residential project, with the likelihood that it could generate higher operating income.

     Developments are subject to tax credit recapture during the Compliance Period if: (i) they fall below the required number of low income units; (ii) the rental amounts exceed the required rates; (iii) units are rented to tenants whose incomes exceed the maximum allowed; or (iv) they are transferred to third parties. In years 1-11 of the Compliance Period, the amount of the recapture is equal to one-third of all prior Tax Credits claimed by the taxpayer. In years 12-15 of the Compliance Period, the amount of the recapture is one-fifteenth of all prior Tax Credits claimed by the taxpayer.

Disposition of Tax Credit Developments

     Generally, Tax Credit developments can be disposed of at any time. When and how the disposition occurs controls whether there will be Tax Credit recapture, and whether the development will remain subject to the Extended Use Agreement.

Value of the Credits; Sale to Investors and Relationship with Investors

     Tax Credits result in a dollar for dollar reduction of a taxpayer's federal tax liability. They represent the equivalent of cash in the amount of the tax savings. The market for Tax Credits enables owners of Affordable Housing projects which have received an allocation of Low Income Housing Tax Credits to sell the credits as interests in limited partnerships for cash. There is no secondary market, or after-market, for the limited partnership interests. Tax Credit purchasers and investors in this market are long term. The value of the Tax Credits and other benefits are allocated between the partners based upon an agreed upon percentage for each of the items of benefit such as Tax Credits and cash flow. The range of Tax Credit prices we receive is between fifty cents and eighty cents per Low Income Housing Tax Credit dollar.

     Every Tax Credit purchaser has different investment criteria, required rates of return, and exit strategies. Generally, we can expect to receive a portion of the proceeds from the purchaser during construction or rehabilitation of the development, a portion when the development is substantially complete and the remainder when the development has achieved predetermined stabilized rent and occupancy levels. The partnership agreement between us and the Tax Credit purchaser will contain many provisions which govern the operation of the development, including: (i) regular periodic reporting; (ii) providing the Tax Credit purchaser with certain remedies if the development falls out of Tax Credit compliance; and (iii) providing the Tax Credit purchaser with an exit strategy after 15 years.

     We do not sell Tax Credits to individual purchasers. The Tax Credits are purchased by institutions such as The Related Capital Company, Inc., The Sturges Company and Greenwich Partners. These institutions are specialists in the purchase of Tax Credits.

Tax-Exempt Bonds

     Of the three types of Tax Exempt Bonds available for Affordable Housing, we generally employ Private Activity Bonds issued under Section 142(d) of the Internal Revenue Code. Private Activity Bonds are subject to a Volume Cap for each state equal to the greater of $150 million or $50 per person, whichever is higher. These Volume Cap Private Activity Bonds are the Bonds that qualify for Bond allocation Tax Credits. (See "Low Income Housing Tax Credits"). Tax Exempt Bonds provide a low interest rate source of debt financing for housing developments.

     Once a local or state agency has passed a resolution (the "Inducement Resolution"), the owner of the development can apply to the appropriate agency for a Bond allocation. At the same time, the owner of the development may apply for a credit enhancement from HUD that guarantees repayment of the bonds to the bondholders. The HUD credit enhancement guarantees repayment of bonds, thereby enabling the issuer of the Bonds to charge a lower rate of interest on the loan. Once the credit enhancement is obtained, the issuer can sell its bonds and lend the money to the development. The revenues of the development are used to make the monthly payments of principal and interest on the mortgage which are used to repay the principal and interest on the Bonds.

     Utilization of Tax Exempt Bonds adds time to the development process because of the regulatory approvals necessary and requires compliance with Internal Revenue Service regulations in order to maintain the Bonds' Tax Exempt status. In all other respects, the employment of Tax Exempt Bonds to provide debt financing differs little from the use of conventional mortgage financing.


                             Government Regulations

     In addition to the government financing requirements referred to above, we are subject to environmental and other governmental regulations. Compliance with laws and regulations governing our business can be complicated, expensive, and time-consuming and may require significant managerial and legal supervision. Failure to comply with such laws and regulations could have a materially adverse effect on our business. Further, any changes in any of these laws and regulations could materially and adversely affect our business. There is no assurance that we will be able to secure on a timely basis, or at all, necessary regulatory approvals in the future. These regulations and related considerations include, but are not limited to, federal government Tax Exempt Bond laws and regulations, allocations of specific amounts of Bonds to the various states, state regulations, state political decisions as to how to use the allocations, obtaining Bond Inducement Resolutions from state and municipal agencies and the continued availability of HUD insurance where necessary. In addition, we are often dependent on Bond ratings offered to finance real estate purchases.

     Environmental compliance issues do not have a material effect on the management and earnings of our properties. However, we cannot obtain financing or close a transaction without certifying that there are no environmental hazards present on the property.

     The primary costs relating to the environmental compliance are pre-acquisition inspections. These costs typically range from $5,000 to $20,000 per project. In the event that there is an environmental problem, mortgage financing would be obstructed and we would be unable to acquire the property

     The compliance and costs associated with the Americans with Disability Act ("ADA") are always included in the cost of renovating a residential property. In many cases, if little or no renovation is required, the new owner is not required to meet current ADA requirements. This is referred to as being "grandfathered" under a previous set of rules or housing codes.

     As a general rule, Homes for America will not consider a property for purchase if local zoning regulations do not conform with the Company's intended use of the property. Inasmuch as the majority of transactions involve pre-existing multi-family structures in appropriately zoned areas, such regulations and the potential for neighborhood opposition are nonexistent. In the rare circumstance where this is not the case, the Company would stipulate at contract that closing be contingent upon obtaining necessary variances, easements or changes in regulations. Feasibility of compliance would be determined in the due diligence phase of the transaction, as would the potential for and severity of neighborhood opposition. If either issue were determined to have an ultimately adverse effect upon performance of the property, the pending transaction would be terminated.

                                   Competition

     All of our currently owned properties, or properties under agreement to be purchased, are located in developed areas. There are numerous other multifamily properties and real estate companies, many of which have greater financial and other resources than us within the market area of each of these properties, and which will compete with us for tenants and development and acquisition opportunities. The number of competitive multifamily properties and real estate companies in such areas could have a material effect on: (i) our ability to rent the apartments; (ii) the rents charged; and (iii) development and acquisition opportunities. The activities of these competitors could cause us to pay a higher price for a new property than we otherwise would have paid, or may prevent us from purchasing a desired property at all, which could have a material adverse effect on our business. In addition, there is intense competition for Tax Credit and Tax Exempt Bond allocations, and many of these competitors have greater financial resources and longer operating histories than do we. Accordingly, there can be no assurance that we will be able to successfully compete in the future.

                                    Employees

     We  employ  approximately  52  full-time  employees,   including  executive
officers. No employees are covered by a collective bargaining agreement. We believe that our relations with our employees are satisfactory.

                 ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


                                    Overview

     Homes for America Holdings, Inc. is a real estate investment, development and operations company owning and operating a portfolio of apartment complexes primarily located in the Southwestern and Northeastern United States. Homes was originally incorporated on January 9, 1996 as GELT Enterprises, Inc. and on February 26, 1996 the name of the corporation was changed to Homes For America Holdings, Inc. In addition to net rental income derived from the operation of these properties, the Company earns a significant portion of its revenues and profits from transactional fees associated with the acquisition and financing of its properties.

     Presently, the Company's portfolio consists of affordable housing and market rate acquisitions. The affordable housing acquisitions include: 1) the purchase of existing properties with tax-exempt bond financing already in place, and 2) the purchase of existing property, or land for construction, and the subsequent procurement of tax-exempt bond allocations by the Company. In the case of the first type of transaction, although the Company earns no fees, it is often possible to purchase the tax-exempt bonds below face value and renegotiate them for profit. In the case of the second type of transaction, the Company, in procuring the tax-exempt bond allocation, receives the benefits of tax-exempt bond financing. These types of transactions also frequently include the procurement of Affordable Low Income Housing Tax Credit (ALIHTC) allocations and the formation of ALIHTC partnerships. Investors in these partnerships may gain various tax benefits, including tax credits, as provided for in Section 42 of the Internal Revenue Service Code. In turn, the Company acts as general partner in the various partnerships, receiving most or all of the operating cash flow and residual value. In addition, the Company may provide certain operating deficit guarantees to the lenders. These guarantees are typical of those generally provided by general partners.

     In addition to affordable housing, the Company is also the owner of record of two market rate properties - Briar Meadows and Royal Crest (land). (However, Homes For America Holdings, Inc. is under contractual obligation, effective June 30, 2000, to sell the two properties.)

     Expectations are to develop a portfolio diversity approximating 70% affordable housing and 30% market rate properties. Plans are for the Company to continue to own and operate its apartment complexes. Accordingly, no cash flow from dispositions nor gains or losses from the sale of assets is anticipated.

     The Company's revenue stream is generated primarily in two ways: 1) from rental and related income, and 2) from transaction fees earned in accordance with certain property purchasing and financing agreements. Rental income and related revenues (vending, parking, late fees, etc.) result from the ongoing operation of the Company's rental properties. Cash receipts from these sources occur on a relatively even basis throughout the year, though fluctuations resulting from seasonal changes in occupancy levels can occur. In addition to rental and related income, transactional fees, determined by buyer-seller agreements, contribute to the Company's revenue stream. Transaction fees may include the Builder's Special Profit and Risk Assessment (BSPRA) allowed by HUD, fees derived from the sale of tax credits, development fees, administrative fees and management fees.

     The Company presently is under contract to purchase $4,950,000 worth of property in New York. This transaction could earn a variety of transaction fees, and should also generate rental and related income. The Company will continue to utilize tax exempt bonds and regulatory financing to finance the purchases, where appropriate.

     The Company was formed in 1996, and had no revenues that year. Accordingly, a net loss of $324,800 was posted for 1996. Expenses were limited to administrative costs related to formation and start-up. In 1997, the Company acquired a 386-unit affordable housing property, Willow Pond, in Dallas, Texas. Tax benefits associated with the property were sold for $2.5 million. In November 1997, the Putnam Square apartment complex in Bridgeport, Connecticut was acquired, though operations there did not actually begin until January 1998. In December, 1998, the Company acquired three additional properties: the 118-unit Briar Meadows apartments in Dallas, Texas; a 120-unit affordable housing property in Elkhart, Indiana for which the sale of tax credits earned the Company $1,060,506; and the 17.7 acre Arlington site, where approval to construct 210 market rate units has been secured. In June, 1999, the Company acquired the 400-unit Lake's Edge apartments in North Miami, Florida. In addition to $73,631.00 in development fees, the sale of tax-exempt bonds in conjunction with this transaction earned the Company $825,000. In November, 1999, the Company acquired the 192-unit Country Lake apartments in West Palm Beach, Florida. Effective June 30, 2000 Homes For America is under a contractual obligation to sell Briar Meadows and Royal Crest for $3,800,000.

     The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this form. In accordance with SFAS 131, the Company aggregates the operations of its various operating properties into a single segment for financial reporting purposes. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this form, that could cause actual results to differ from those projected.

                          Results of Operations for the
                      Twelve Months Ended December 31, 1999
                          Compared to December 31, 1998

Revenues

     Revenues of $4,233,867 reported in 1998 are for the combined activities of five properties. Two of these, Dallas/Willow Pond and Putnam Square, reflect a full 12 months of activity. The remaining three, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas were acquired in the month of December. Revenues from these three properties are primarily transactional. (Since the properties were acquired at the end of the year, there is very little operational income.)

     Revenues in 1999 of $7,756,665,  an increase of $3,522,798 (83%) over 1998, are for the combined activities of seven properties. Five of these (Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington (land), Texas) reflect a full 12 months of activity. Miami/Lake's Edge was acquired in the month of June, and reflects only six months of activity. West Palm Beach/Country Lake was acquired in November, and reflects only one month's activity.

     Transactional fees earned by the Company, including acquisition fees, rehabilitation fees, general partner fees, and other fees associated with the financing and purchase of property totaled $1,722,211 in 1998 and $595,674 in 1999, as per the breakdowns indicated below:


Transactional Fees
---------------------------------------------------------------------
                                      1998                1999
---------------------------------------------------------------------
Putnam Square                         $ 138,500
Arlington, Texas                        287,498
Prairie Village (BSPRA)                 235,707
Prairie Village                       1.060,506
Lake's Edge                                               $ 173,631
Prairie Village                                             422,043
---------------------------------------------------------------------
                                     $1,722,211          $  595,674


Expenses

     Reported expenses for 1998 of $2,316,789 include a full twelve months of operating costs for both Dallas/Willow Pond and Bridgeport/Putnam Square, as well as corporate administrative expenses. Inasmuch as the Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas properties were all acquired in the final month of 1998, any expenses incurred in the operation of these sites is minimal, reflecting less than one month's activity.

     Reported expenses for 1999 of $4,504,384 include a full twelve months of operating costs for Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas. Miami/Lake's Edge,
acquired  in  June,   reflects  six  months  of  operating   costs.   West  Palm
Beach/Country Lake, acquired in November, reflects only one month's operating costs. The Company remains committed to reducing expenses through effective management practices at its present sites, and to extending those practices to future acquisitions.

     Real estate expenses include repairs and maintenance, utilities, on-site payroll, insurance, property taxes and other direct expenses. Administrative expenses comprise corporate overhead and other items not directly chargeable to the rental properties. These include expenses such as corporate salaries, outside professionals' fees, travel and expenses such as telephones, supplies and other office expenses.

     For the year ended December 31, 1998, total operating expenses were $2,316,789 before interest, depreciation and taxes. For the year ended December 31, 1999, total operating expenses before interest, depreciation and taxes were $4,504,384. The increase of $2,187,595 (94%) is directly attributable to the additional expenses of operating the three properties acquired in December, 1998, as well as the June, 1999 acquisition of Miami/Lake's Edge and the November, 1999 acquisition of Country Lake.

     Depreciation and amortization of $415,665 in 1998 reflects a full year's expenses on both Dallas/Willow Pond and Bridgeport/Putnam Square. Depreciation and amortization of $1,042,189 in 1999, an increase of $626,542 (151%) from 1998, reflects a full year's expenses on Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas, as well as six month's expenses on Miami/Lake's Edge and one month's expenses on West Palm Beach/Country Lake. The Company utilizes accelerated methods of depreciation over a seven (7) year life for personal property. Realty is depreciated by the straight-line method over lives ranging from 25 to 27.5 years.

     The 1998 interest expense of $558,293 was incurred on outstanding mortgages at both Dallas/Willow Pond and Bridgeport/Putnam Square, as well as on certain additional notes incurred in 1998. The 1999 interest expense of $1,428,908, an $870,615 increase (156%) over 1998, was incurred on outstanding mortgages at all seven of the Company's properties.


                          Results of Operations for the
                        Six Months Ended June 30, 1999
                           Compared to June 30, 2000

Revenues

     Revenues of $2,751,324 for the six months ended June 30, 1999 are fully reported in the attached Consolidated Statement of Operations, and reflect rental and other operating income from the following properties: Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, and Elkhart/Prairie Village.

     Revenues of $5,920,626 for the six months ended June 30, 2000, an increase of $3,169,302 (115%) over the same period in 1999, are fully reported in the attached Consolidated Statement of Operations, and reflect rental and other operating income from the following properties: Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village, Miami/Lake's Edge and West Palm Beach/Country Lake.


Expenses

     Expenses of $1,608,733 for the six months ended June 30, 1999 are fully reported in the attached Consolidated Statement of Operations, and include the costs of operating Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, and Elkhart/Prairie Village, well as corporate administrative expenses.

     Expenses of $2,478,796 for the six months ended June 30, 2000, an increase of $870,063 (54%) over the same period in 1999, are fully reported in the attached Consolidated Statement of Operations, and include the costs of operating Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village, Miami/Lake's Edge and West Palm Beach/Country Lake as well as corporate administrative expenses.

     The increase in expenses for the six months ended June 30, 2000 over the six months ended June 30, 1999 arise from the additional corporate personnel in place in 2000, and from the administrative expenses incurred at two properties owned in 2000 that were not owned in the first six months of 1999. Administrative expenses comprise corporate overhead and other items not directly chargeable to the rental properties. These include expenses such as corporate salaries, outside professionals' fees, travel and expenses such as telephones, supplies and other office expenses.

     Interest expenses of $318,896 for the first six months of 1999 consisted of the interest incurred only on the Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village, Arlington/Royal Crest and Miami/Lake's Edge mortgages, and interest incurred on debt at the corporate level. Interest expenses of $1,459,959 for the first six months of 2000, an increase of $1,141,063 (358%) over the same period in 1999 include interest related to the mortgages on all seven of the Company's properties, and interest incurred on debt at the corporate level.

     Depreciation, similarly, reflects six operating properties in the first six months of 2000, as opposed to depreciation on only five properties for the first six months of 1999.

                         Liquidity and Capital Resources

     Unrestricted cash on hand was $579,018 at December 31, 1999 and $547,187 at June 30, 2000.

     Short-term liquidity fluctuates with the Company's acquisition cycles. Typically, as the Company proceeds to acquire new properties, significant expenditures related to due diligence and pre-acquisition costs are incurred. These costs may require the use of material amounts of the Company's working capital up to and through the close of the purchase. Subsequently, the Company receives fees and reimbursements earned at closing, and working capital is replenished.

     Long-term liquidity needs include sufficient working capital to develop and support the infrastructure necessary to continue the Company's growth. Also, as the Company undertakes the execution of multiple simultaneous transactions, need for additional working capital will increase.

     In anticipation of these needs, Homes For America Holdings, Inc. has signed an exclusive agreement with A.G. Edwards & Sons, Inc. of St. Louis, Missouri to act as the Company's financial advisor and placement agent, providing general financial advisory services and assistance in the evaluation of various strategic transactions. These services will include advising and assisting the Company in evaluating and structuring debt or equity financing alternatives.

     A.G. Edwards & Sons will also act as exclusive financial advisor in connection with the structuring and issuance of to-be-authorized common stock, preferred stock or equity-linked securities, and any initial public offering of securities by the Company.

     Future growth depends upon the Company's ability to secure adequate capital to consummate acquisitions. While there can be no guarantee that these capital needs will be met, the Company believes that bond financing, sale of tax credits, stock issues and traditional sources of equity and debt financing will be adequate to meet its capital requirements.

                   ITEM 3. PROPERTIES, OFFICES AND FACILITIES


     In New York, we entered into a 3-year lease with Mack-Cali Realty, 100 Clearbrook Road, Elmsford, New York, 10523, commencing in April 1999 for 2200 square feet of executive office space located at One Odell Plaza in Yonkers, New York, 10701. The rent for these premises is $3,009 per month.

     At 4550 Montgomery Avenue, Suite 906N, in Bethesda, Maryland, 20814, we rent 825 square feet where property operations and acquisitions offices are located. This lease provides for a monthly base rent of $1890, and may be terminated at our option. This Bethesda, Maryland office, just outside of Washington, DC, affords convenient access to legislators and attorneys drafting the legislative programs under which we obtain financing for Affordable Housing, and provides a central location along the Eastern Seaboard, where we plan to expand.

     We also maintain an office at 6003 Abrams Road, Dallas, Texas, 75231, located on property which we own and manage.

                      ITEM 4. SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


     The following table sets forth certain information regarding beneficial ownership of our Common Stock as of June 30, 2000 by: (i) each person who we know to own beneficially more than 5% of our outstanding Common Stock; (ii) each of our directors and officers; and (iii) all of our directors and officers as a group. As of June 30, 2000, there were 9,717,131 shares of Common Stock issued and outstanding.



OWNER                                        SHARES OWNED       PERCENTAGE
-----------------------------------------------------------------------------
Robert MacFarlane (1)                        2,688,000              27.7%
c/o Daniel G. Hayes, Esq.
83 Boutwell Trust (1)
9324 West St., Suite 101
Manassas, VA 20110
-----------------------------------------------------------------------------
Robert M. Kohn (2)                           2,312,000              23.8%
International Business and Realty
Consultants, LLC
c/o Daniel G. Hayes, Esq.
9324 West St., Suite 101
Manassas, VA   20110
-----------------------------------------------------------------------------
R. Karim Chowdhury (3)                               0               0.0%
One Odell Plaza
Yonkers, NY 10701
-----------------------------------------------------------------------------
Joel Heffron                                   200,000               2.1%
c/o Risk Management Corp.
P.O. Box 3685
Beverly Hills, CA 90212
-----------------------------------------------------------------------------
Daniel G. Hayes, Esq.                                0               0.0%
9324 West St., Suite 101
Manassas, VA 20110
-----------------------------------------------------------------------------
Robert Pozner
454 Stevens Avenue
Ridgewood, NJ 07450                            650,000               6.7%
-----------------------------------------------------------------------------
Officers and Directors Group                 5,850,000              60.3%
Total (5 persons)
-----------------------------------------------------------------------------


                                      Notes

(1) 83 Boutwell Trust is an irrevocable trust in which Robert MacFarlane, the Chief Executive Officer of Homes for America Holdings, Inc., retains voting control.

(2) IBRC is solely owned by Ms. Christine Kohn, the wife of Mr. Robert Kohn, a Director and the Chief Acquisition Officer of the Company. IBRC performs services for the Company and owns all of the indicated shares. Mr. Kohn disclaims beneficial interest in the shares held by IBRC

(3)  Excludes options to purchase no less than 25,000 shares of Common Stock.

                     ITEM 5. DIRECTORS, EXECUTIVE OFFICERS,
                          PROMOTERS AND CONTROL PERSONS


         Our executive officers and directors are as follows:

NAME                        AGE     OFFICE
----------------------------------  ------------------------------------------
Robert A. MacFarlane        56      Chairman of the Board, President, and
                                    Chief Executive Officer
----------------------------------  ------------------------------------------
R. Karim Chowdhury          43      Director, Secretary/Treasurer and
                                    Chief Financial Officer
----------------------------------  ------------------------------------------
Robert M. Kohn              49      Director and Chief Acquisition Officer
----------------------------------  ------------------------------------------
Joel Heffron                62      Director
----------------------------------  ------------------------------------------
Daniel G. Hayes             42      Director
----------------------------------  ------------------------------------------

         All directors hold office until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected annually by, and serve at the discretion of, the Board of Directors. There are no familial relationships between or among any of our officers or directors.

         Robert A. MacFarlane has served as the Company's Chief Executive Officer and Chairman of the Board since 1996. From 1989 to 1991, Mr. MacFarlane was an independent tax-exempt bond and tax credit consultant. From 1992 to 1996, he was Senior Property Acquisitions Officer of the Boutwell Company, a company representing a Rockefeller Family Trust, and receiving all of its funds from that Trust. In this capacity, Mr. MacFarlane was responsible for the acquisition of residential and commercial properties. Mr. MacFarlane was directly responsible for the closing of more than one half-billion dollars worth of real estate transactions in Texas alone, two of which were turnaround, value-added acquisitions totaling $300 million.

         R. Karim Chowdhury has been the Company's Chief Financial Officer since January 10, 2000. From 1997 to 2000, Mr. Chowdhury was Chief Financial Officer for Westbury Transport, Inc. Prior to that, he served as Chief Financial Officer of New York-based JRD Management Corporation from 1986 to 1997. Mr. Chowdhury is a member of the Institute of Real Estate Management, and he holds an M. B.A. from Indiana University. His fields of expertise include real estate investment, management and development, strategic planning, analysis and forecasting, and corporate financial management.

         Robert M. Kohn has been a director of the Company since 1998. From 1979 to 1996, he was the President of Alfred Kohn Realty Corporation and Schuyler Realty. He has orchestrated the financing and acquisition of thousands of multi-family housing units, converted rental properties and warehouses into residential lofts, and managed more than 22,000 apartments in the New York metropolitan area. Mr. Kohn graduated cum laude from Ohio University with a B.S. in economics.

         Daniel Hayes, Esq., has had an individual law practice since 1990. From 1987 to 1990, he was General Counsel to the Rojac Group, Inc., a real estate development company. He is admitted to the bars of Virginia, the District of Columbia, and Illinois, and holds a J.D. from Cornell Law School.

         Joel Heffron, Esq., has been President of Risk Management Corporation, a company assisting businesses in conversion and disposal of assets, since 1994. From 1987 to 1994, he was President of Westminster Equities, and from 1983 to 1987, he was President of Whitney Stores, Inc. From 1966 to 1983, Mr. Heffron was a partner in the law firm of Sohn, Gross, and Findlay & Heffron in New York. He holds a Bachelor of Laws degree from New York University.

                      Committees of the Board of Directors

         The Board of Directors has two committees, Audit and Compensation.

         Members of the Audit Committee are Daniel Hayes and Joel Heffron. The Audit Committee acts to: i) acquire a complete understanding of our audit functions; ii) review with management our finances, financial condition and interim financial statements; iii) review with our independent auditors the year-end financial statements; and iv) review implementation, with the independent auditors and management, any action recommended by the independent auditors.

         Members of the Compensation Committee are Daniel Hayes and Joel Heffron. Compensation Committee functions include administration of our 1998 Employee Stock Option Plan and Non-Executive Director Stock Option Plan, as well as negotiation and review of all our employment agreements with our executive officers.

                       Meetings of the Board of Directors

     During the fiscal year ended December 31, 1999, our Board of Directors met and voted by unanimous written consent on two occasions. During the period from January 1, 2000 to June 30, 2000, our Board of Directors met on two occasions and voted by unanimous written consent. No member of the Board of Directors attended less than 75% of the aggregate number of: i) the total number of meetings of the Board of Directors or; ii) the total number of meetings held by all committees of the Board of Directors.

                         ITEM 6. EXECUTIVE COMPENSATION


     The following Table provides certain information concerning all Plan and Non-Plan (as defined in Item 402 (a)(ii) of Regulation S-B) compensation that we awarded, granted, or paid during the Year ended December 31, 1999 to each of our named executive officers.



                           SUMMARY COMPENSATION TABLE
                               Annual Compensation
               Long Term Compensation Awards For Fiscal Year 1999



Name/Principal                    Salary/Bonus    Other Annual   Restricted Stock    No. of Securities
                                                  Compensation   Awards              Underlying Options
--------------------------------- --------------- -------------- ------------------ --------------------
Robert A. MacFarlane
Chairman of the Board, President,
and Chief Executive Officer          $186,000            0              0                    0
--------------------------------- --------------- -------------- ------------------ --------------------
R. Karim Chowdhury
Chief Financial Officer               $     0(1)         0              0                    0
--------------------------------- --------------- -------------- ------------------ --------------------
Robert M. Kohn
Director and Chief Acquisition
Officer                                     0     $410,000(2)           0                    0
--------------------------------- --------------- -------------- ------------------ --------------------


(1)  R.  Karim  Chowdhury  commenced  employment  with us on January  10,  2000.


(2)  Compensation  received  includes  commissions and fees earned for providing
     consulting   services  to  us.  During  fiscal  1999,   Mr.  Kohn  received
     commissions of $221,000 and consulting fees of $189,000.

                               Stock Option Grants

     No stock options were granted during the year ended December 31, 1999.


                              Employment Agreements

     The Company has employment contracts with certain of its employees. Following is a brief description of each of these contracts.

Robert A. MacFarlane

     In August 1998, we entered into a five-year employment agreement with Mr. MacFarlane providing for a base salary at the rate of $186,000 per year for a period covering August 1998 through December 1999. Thereafter, Mr. MacFarlane's base salary will be determined annually by the Board of Directors, with a minimum annual increase in base salary of 5%. The contract provides for the reimbursement of all reasonable expenses incurred by Mr. MacFarlane on our behalf. The contract is subject to termination provisions, and includes a two year non-competition provision. Mr. MacFarlane (or an affiliated entity) is entitled to receive separate compensation in the form of consulting and/or broker fees for sales of Tax Credits in the execution of our transactions.

     This employment agreement was restated at a meeting of the Board of Directors held March 3, 2000. A new commencement date of January 1, 2000 was established, as was provision for additional reimbursement for health and disability insurance.

                            Compensation of Directors

     Directors were not compensated for their services as such during the last fiscal year. The Directors receive options to purchase 15,000 shares of our stock for each year of service under the Non-Executive Director Stock Option Plan, and are reimbursed for expenses incurred in order to attend meetings of the Board of Directors.

                               Stock Option Plans

     In September, 1998, we adopted the 1998 Employee Stock Option Plan (the "Plan"), which provided for the grant of options to purchase up to 750,000 shares of Common Stock. Under the terms of the 1998 Plan, options granted thereunder may be designated as options which qualify for incentive stock option ("ISO") treatment under Section 422A of the Code, or as options which do not qualify ("Non ISO").

     The 1998 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee has the discretion to determine eligible employees to whom, and the times and the price at which, options will be granted. Whether such options shall be ISOs or Non ISOs, the periods during which each option shall be exercisable, and the number of shares subject to each option shall be determined by the Committee. The Board or Committee shall have full authority to interpret the 1998 Plan, and to establish and amend rules and regulations pertaining thereto.

     Under the 1998 Plan, the exercise price of an option designated ISO shall not be less than the fair market value of the Common Stock on the date the option is granted. However, in the event an option designated ISO is granted to a ten-percent stockholder (as defined in the 1998 Plan), such exercise price shall be at least 110% of such fair market value. Exercise prices of Non ISO options may be less than such fair market value. The aggregate value of shares subject to options designated ISO and granted to a participant, that become exercisable in any calendar year shall not exceed $100,000. "Fair market value" will be the closing Nasdaq bid price or, if our Common Stock is not quoted by Nasdaq, will be as reported by the National Quotation Bureau, Inc., or a market maker of the our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith.

     The Compensation Committee may, at its sole discretion, grant bonuses or authorize loans to or guarantee loans obtained by an optionee, to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option.

     Unless sooner terminated, the 1998 Plan will expire in 2008.

     In  September  1998,  the  Board of  Directors  adopted  the  Non-Executive
Director Stock Plan (the "Director Plan"). The Director Plan provides for issuance of a maximum of 400,000 shares of Common Stock upon the exercise of stock options granted under the Director Plan. Options are granted until April 2008, to: i) non-executive directors as defined and; ii) members of any advisory board we establish who are not full-time employees of us or any of our subsidiaries. The Director Plan provides that each non-executive director will automatically be granted an option to purchase 15,000 shares of our Common Stock upon joining the Board of Directors, and on each September 1st thereafter, provided such person has served as a Director for the 12 months immediately prior to such September 1st. Similarly, each eligible director of an advisory board will receive an option to purchase 10,000 shares of our Common Stock upon joining the advisory board, and on each September 1st thereafter, provided such person has served as a director of the advisory board for the preceding 12 month period.

     The exercise price for options granted under the Director Plan shall be 100% of the fair market value of the Common Stock on the date of grant. The "fair market value" will be the closing Nasdaq bid price or, if the our Common Stock is not quoted by Nasdaq, the price as reported by the National Quotation Bureau, Inc., or a market maker of our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith. Unless and until otherwise provided in the Stock Option Plan, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash or by delivery of shares of our Common Stock, or by equivalent combination of both. The term of each option commences on the date it is granted, and unless terminated sooner as provided in the Director Plan, expires five years from the date of grant. The Director Plan is administered by a committee of the Board of Directors composed of not fewer than three persons who are our officers (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options, or the number of shares subject to the option, the term, or exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan are not qualified for incentive stock option treatment.

     In March, 2000, we adopted the 1999 Employee Stock Option Plan (the "Plan"), which provided for the grant of options to purchase up to 800,000 shares of Common Stock. Under the terms of the 1999 Plan, options granted thereunder may be designated as options which qualify for incentive stock option ("ISO") treatment under Section 422A of the Code, or as options which do not qualify ("Non ISO").

     The 1999 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee has the discretion to determine eligible employees to whom, and the times and the price at which, options will be granted. Whether such options shall be ISOs or Non ISOs, the periods during which each option shall be exercisable, and the number of shares subject to each option shall be determined by the Committee. The Board or Committee shall have full authority to interpret the 1999 Plan, and to establish and amend rules and regulations pertaining thereto.

     Under the 1999 Plan, the exercise price of an option designated ISO shall not be less than the fair market value of the Common Stock on the date the option is granted. However, in the event an option designated ISO is granted to a ten-percent stockholder (as defined in the 1999 Plan), such exercise price shall be at least 110% of such fair market value. Exercise prices of Non ISO options may be less than such fair market value. The aggregate value of shares subject to options designated ISO and granted to a participant, that become exercisable in any calendar year shall not exceed $100,000. "Fair market value" will be the closing Nasdaq bid price or, if our Common Stock is not quoted by Nasdaq, will be as reported by the National Quotation Bureau, Inc., or a market maker of the our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith.

     The Compensation Committee may, at its sole discretion, grant bonuses or authorize loans to or guarantee loans obtained by an optionee, to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option.

     Unless sooner terminated, the 1999 Plan will expire in 2009.

     In March 2000, the Board of Directors adopted the Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for issuance of a maximum of 60,000 shares of Common Stock upon the exercise of stock options granted under the Director Plan. Options are granted until April 2009, to: i) non-employee directors as defined and; ii) members of any advisory board we establish who are not full-time employees of us or any of our subsidiaries. The Director Plan provides that each non-employee director will automatically be granted an option to purchase 15,000 shares of our Common Stock upon joining the Board of Directors, and on each September 1st thereafter, provided such person has served as a Director for the 12 months immediately prior to such September 1st. Similarly, each eligible director of an advisory board will receive an option to purchase 10,000 shares of our Common Stock upon joining the advisory board, and on each September 1st thereafter, provided such person has served as a director of the advisory board for the preceding 12 month period.

     The exercise price for options granted under the Director Plan shall be not less than 100% of the fair market value of the Common Stock on the date of grant. The "fair market value" will be the closing Nasdaq bid price or, if the our Common Stock is not quoted by Nasdaq, the price as reported by the National Quotation Bureau, Inc., or a market maker of our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith. Unless and until otherwise provided in the Stock Option Plan, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash or by delivery of shares of our Common Stock, or by equivalent combination of both. The term of each option commences on the date it is granted, and unless terminated sooner as provided in the Director Plan, expires five years from the date of grant. The Director Plan is administered by a committee of the Board of Directors composed of not fewer than three persons who are our officers (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options, or the number of shares subject to the option, the term, or exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan are not qualified for incentive stock option treatment.

                          ITEM 7. CERTAIN RELATIONSHIPS
                            AND RELATED TRANSACTIONS


     In December 1996, we entered into a settlement agreement (the "Settlement Agreement") with Canton Financial Services, a former financial consultant (the "Former Consultant") to us and Homes For America, L.C., a Virginia Corporation which is an affiliate of ours and is principally owned by our President, Chief Executive Officer and Chairman of the Board, Mr. Robert A. MacFarlane. Among other things, the Settlement Agreement provided for the termination of a consulting agreement, and any other relationship, between us and the Former Consultant. Pursuant to the Settlement Agreement, we agreed to pay the Former Consultant the sum of $89,096.88, and to reimburse the Former Consultant $15,891.43 for out-of-pocket expenses. The Former Consultant agreed to surrender 2,000,000 restricted shares of Common Stock it owned to Homes For America, L.C. By unanimous written consent dated February 1997, for various financial and consulting services, we transferred the 2,000,000 shares of our Common Stock, represented by the Former Consultant's surrendered shares to Homes for America, L.C. A subsequent agreement reached in March 1999 further reduced Home for America's obligation for fees and expenses to $99,000.

     We engage one of our shareholders, International Business Realty and Consultants, LLC ("IBRC) to perform various consulting services related to the purchase, acquisition and management of our properties. Mr. Robert M. Kohn, one of our Directors, is also an officer of IBRC and actually performs services for us on behalf of IBRC. IBRC is wholly owned by Mr. Kohn's spouse, Ms. Christine Kohn. Since inception and through June 30, 2000, we have paid $721,500 to IBRC for consulting services. We believe that all such fees, if any, paid to Mr. Kohn are for amounts consistent with industry standards for transactions of this type.

                        ITEM 8. DESCRIPTION OF SECURITIES


     We are authorized to issue 25,000,000 shares of Common Stock, par value $.001 per share. As of June 30, 2000, there were 9,717,131 shares of Common Stock issued and outstanding.

                                  Common Stock

     Holders of shares of our Common Stock are entitled to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of Directors. Directors are elected each year at our annual meeting of stockholders to serve for a period of one year, and until their respective successors have been duly elected and qualified. Common stockholders have the right to share ratably in such dividends on shares of Common Stock as may be declared by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in our assets that are legally available for distribution to stockholders after the payment of all debts and other liabilities, subject to any superior rights of the holders of Preferred Stock. Common stockholders have no preemptive rights. There are no conversions or redemption privileges or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock offered hereby will be, validly issued, fully paid and non-assessable. The Common Stock does not have cumulative voting rights, so holders of more than 50% of the outstanding Common Stock can elect 100% of the Directors of the Company if they choose to do so.

                                     PART II

                   ITEM 1. MARKET PRICE OF, AND DIVIDENDS ON,
                       THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS


     There is no established trading market for our Common Stock. We have not paid any cash dividends and do not anticipate that we will pay cash dividends in the foreseeable future. Payment of dividends is within the discretion of our Board of Directors, and will depend, among other factors, upon our earnings, financial condition and capital requirements. The Company has approximately 450 record holders of its Common Stock.

                            ITEM 2. LEGAL PROCEEDINGS

     In January of 2000, litigation was started for the seller of Willow Pond/Glen Hills Apartments in Dallas, Texas in order to gain the release of certain escrow funds. The litigation was settled in September of 2000. The project was refinanced and the escrow funds were released to the seller.

     We are currently not a party to any legal proceedings that could have a materially adverse effect on our business.

                             ITEM 3. CHANGES IN AND
                         DISAGREEMENTS WITH ACCOUNTANTS


     In December 1998, our Board of Directors determined that it would be in our best interests to cease our relationship with our independent accountant and auditors, Rappaport, Steele & Company, P.C., which acted as our independent accountant and auditors with respect to our financial statements for the previous two fiscal years ended December 31, 1997.

     The replacement of Rappaport, Steele & Company, P.C. was recommended and approved by our Board of Directors and is not the result of any disagreement with Rappaport, Steele & Company, P.C. on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure.

     During the two fiscal years 1996 and 1997, no report issued by Rappaport, Steele & Company, P.C. contained any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the two fiscal years 1996 and 1997, and subsequent periods, there were no disagreements with Rappaport, Steele & Company, P.C. regarding accounting principles, or practices, financial statement disclosure, or auditing scope or procedure nor any dispute between us and Rappaport, Steele & Company, P.C. with respect to our status as a "going concern."

     Effective December 1998, our Board of Directors determined that it would be in our best interests to retain the services of Lazar Levine & Felix, LLP to replace Rappaport, Steele & Company, P.C. as our independent accountant and auditors. The firm has audited our financial statements for fiscal years 1998 and 1999.

     During the last two fiscal years prior to December 31, 1998, we did not consult with Lazar, Levine & Felix, LLP regarding accounting principles or practices, financial statement disclosure, auditing scope or procedure or accounting principles applicable to any specific transaction. During the two fiscal years 1998 and 1999, no report issued by Lazar Levine & Felix, LLP contained any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the two fiscal years 1998 and 1999, and subsequent periods, there were no disagreements with Lazar Levine & Felix, LLP regarding accounting principles, or practices, financial statement disclosure, or auditing scope or procedure nor any dispute between us and Lazar Levine & Felix, LLP with respect to our status as a "going concern."

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     Since inception, we have sold securities in the manner set forth below, without registration under the Securities Act of 1933, as amended (the "Act"):

     In October 1996, in connection with our establishment, we issued 3,324,700 shares of Common Stock to 16 individuals and entities. This transaction was exempt from registration under the Act, pursuant to Section 4(2) promulgated thereunder as a transaction by an issuer not involving a public offering. No underwriter was involved in this transaction.

     During the period April 1996 through January 1997, we sold 370,000 shares of Common Stock at an offering price of $2.00 per share. In addition, in connection with this transaction, we issued 3,500,000 shares of common stock to a broker-dealer for services rendered, which issuance was subsequently rescinded on January 1, 1997. This transaction was exempt from registration under the Act, pursuant to Rule 504 and the rules and regulations promulgated thereunder.

     In July 1998, we issued a promissory note in the amount of $250,000, and 25,000 shares of Common Stock, and warrants to purchase 30,000 shares of Common Stock to one investor in a private transaction. This transaction was exempt from registration under the Act, pursuant to Section 4(2) promulgated thereunder as a transaction by an issuer not involving a public offering. No underwriter was involved in this transaction.

     In September 1999, we attempted to sell up to $15,000,000 of Preferred Stock in a private placement on a $2,250,000 minimum - $15,000,000 maximum basis. The offering was an exempt transaction pursuant to Section 4(2) of the Act and Rule 506 promulgated thereunder. We were unable to sell the minimum amount of Preferred Stock to close the transaction. However, subscribers for approximately $825,000 of the private placement loaned the Company the amount of their subscription pending the offer and sale of a new private placement on similar terms. The notes would be automatically convertible into the new private placement, or if the placement was not completed, then repayable on December 1, 1999. The loans were provided by existing shareholders of Homes for America.

     In December 1999, Homes For America completed a new Private Placement of twenty units, each consisting of 30,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock. Each Series A Share was redeemable at a conversion rate equal to the lower of $15.00 or 80% of the last ten days' reported sales price, but not lower than $10.00, per share of common stock. This offering is an exempt transaction pursuant to Section 4(2) of the Act and Rule 506 promulgated thereunder.

     Effective June 30, 2000, Homes For America Holdings, Inc. is under a contractual obligation to sell the Briar Meadows and Royal Crest (land) properties and to apply the net proceeds from the sale of such assets to repurchase all Series A Cumulative Convertible Redeemable Preferred Stock issued in the December 1999 Private Placement.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     The General Corporation Law of Nevada provides that a corporation may indemnify any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Nevada law further provides that a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper.

     Our By-Laws provide for indemnification of our officers and directors to the greatest extent permitted by Nevada Law (as per Eighth Article of Incorporation, "No officer or director shall be personally liable to the Corporation or its shareholders for money damages except as provided in Section 78.07, Nevada Revised Statutes") for any and all fees, costs and expenses incurred in connection with any action or proceeding, civil or criminal, commenced or threatened, arising out of services by or on behalf of us, providing such officer's or director's acts were not committed in bad faith. The By-Laws also provide for advancing funds to pay for anticipated costs and authorize the Board to enter into an indemnification agreement with each officer or director.

     In accordance with Nevada law, our Certificate of Incorporation contains provisions eliminating the personal liability of directors, except for breach of a director's fiduciary duty of loyalty to us or to our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and in respect of any transaction in which a director receives an improper personal benefit. These provisions only pertain to breaches of duty by directors as such, and not in any other corporate capacity (e.g., as an officer). As a result of the inclusion of such provisions, neither Homes for America nor our stockholders may be able to recover monetary damages against directors for actions taken by them which are ultimately found to have constituted negligence, or which are ultimately found to have been in violation of their fiduciary duties, although it may be possible to obtain injunctive or equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have an effective remedy against the challenged conduct.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

                                    PART F/S

        ITEM 1. AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE COMPANY
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Homes for America Holdings, Inc.

     We have audited the consolidated balance sheets of Homes for America Holdings, Inc. (a Nevada corporation) as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homes for America Holdings, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



LAZAR LEVINE & FELIX LLP


New York, New York
March 24, 2000

                        HOMES FOR AMERICA HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998




                                           ASSETS
                                                                             1999              1998
-----------------------------------------------------------------------------------------------------------
 CURRENT ASSETS:
      Cash and cash equivalents                                              $   579,018        $  766,293
      Accounts receivable - tenants (Note 2j)                                     57,962            17,799
      Accounts receivable - other fees (Note 2j)                                 913,970           450,840
      Restricted deposits and funded reserves - current (Note 6)               5,500,304           518,645
      Prepaid expenses and other current assets                                  494,140            53,057
      Due from officer (Note 3)                                                   27,500             -
                                                                             -----------       -----------
TOTAL CURRENT ASSETS                                                           7,572,894         1,806,634
                                                                             -----------       -----------

INVESTMENTS IN REAL ESTATE - NET (Notes 2e, 4, 7 and 8)                       38,815,081         9,842,952
                                                                             -----------       -----------

FIXED ASSETS - NET (Notes 2e, 5 and 9)                                            55,050            48,574
                                                                             -----------       -----------

OTHER ASSETS:
      Restricted deposits and funded reserves (Note 6)                           529,485         3,842,255
      Deferred financing costs - net (Note 2f)                                 1,300,996           580,141
      Deferred asset management fee - net (Note 2g)                               87,170            95,750
      Pre-acquisition costs (Note 2h)                                            279,883           191,987
      Other assets                                                               269,373           372,262
                                                                             -----------       -----------
                                                                               2,466,907         5,082,395
                                                                             -----------       -----------

                                                                             $48,909,932       $16,780,555
                                                                             -----------       -----------

See accompanying notes

                        HOMES FOR AMERICA HOLDINGS, INC.
                      CONSOLIDATED BALANCE SHEETS (Cont'd)
                           DECEMBER 31, 1999 AND 1998

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                             1999              1998
-----------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable and accrued expenses                                  $ 1,005,578       $   509,002
      Tenants security deposits                                                  392,824            75,011
      Unearned rent (Note 2j)                                                     43,538             9,514
      Current portion - liabilities applicable to investments
      in real estate (Note 7)                                                  3,794,727           701,972
      Current portion - notes payable (Note 8)                                   734,432           313,000
      Current portion of capitalized leases payable (Note 9)                       8,606            13,679
                                                                             -----------       -----------
TOTAL CURRENT LIABILITIES                                                      5,979,705         1,622,178
                                                                             -----------       -----------
LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE (Note 7)                 35,030,843        10,719,347
                                                                             -----------       -----------
LONG-TERM LIABILITIES - NET OF CURRENT PORTION:
      Notes payable (Note 8)                                                     228,734           270,045
      Capitalized leases payable (Note 9)                                         16,516            32,271
      Deferred income taxes (Notes 2i and 12)                                    903,400           578,400
                                                                             -----------       -----------
                                                                               1,148,650           880,716
                                                                             -----------       -----------
MINORITY INTERESTS IN SUBSIDIARIES (Note 10)                                   2,276,008         1,540,175
                                                                             -----------       -----------
COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY (Note 11):
      Preferred stock, Series A, $.001 par value; 5,000,000 shares
       authorized, 72,900 shares issued and outstanding                               73                 -
      Common stock; $.001 par value; 25,000,000 shares authorized,
       8,561,681 and 8,351,683 shares issued in 1999 and 1998,
       respectively (Note 8)                                                       8,562             8,352
      Additional paid-in capital                                               2,770,525           941,955
      Retained earnings                                                        1,695,566         1,067,832
                                                                             -----------       -----------
                                                                               4,474,726         2,018,139
                                                                             -----------       -----------

                                                                             $48,909,932       $16,780,555
                                                                             -----------       -----------

                        HOMES FOR AMERICA HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             1999              1998
-----------------------------------------------------------------------------------------------------------
REVENUES: (Note 2j)
      Rental income)                                                          $5,433,023        $2,400,036
      Real estate development fees                                               595,674         1,722,211
      Interest income                                                            106,858            56,398
      Gain on sale of bonds (Note 1)                                             825,000                -
      Other income                                                               796,110            55,222
                                                                             -----------       -----------
                                                                               7,756,665         4,233,867
                                                                             -----------       -----------
EXPENSES:
      Administrative expenses                                                  2,134,037         1,227,421
      Maintenance and operating costs                                            960,190           332,947
      Utilities                                                                  840,337           554,915
      Taxes and insurance                                                        569,820           201,506
      Interest expense                                                         1,428,908           558,293
      Depreciation and amortization                                            1,042,189           415,665
                                                                             -----------       -----------
                                                                               6,975,481         3,290,747
                                                                             -----------       -----------
INCOME BEFORE MINORITY INTERESTS AND PROVISION
      FOR INCOME TAXES                                                           781,184           943,120

      Minority interests in net loss of consolidated subsidiaries (Note 10)      171,550           243,503
                                                                             -----------       -----------
INCOME BEFORE PROVISION FOR INCOME TAXES                                         952,734         1,186,623

      Provision for income taxes (Notes 2i and 12)                               325,000           398,700
                                                                             -----------       -----------
NET INCOME                                                                       627,734       $   787,923
                                                                             -----------       -----------

BASIC INCOME PER COMMON SHARE (Note 2k):
      Net income before minority interest                                        $.05              $.08
      Minority interests in net loss of subsidiaries                              .02               .03
                                                                             -----------       -----------
                                                                                 $.07              $.11
                                                                             -----------       -----------
DILUTED INCOME PER COMMON SHARE (Note 2k):
      Net income before minority interest                                        $.05              $.07
      Minority interests in net loss of subsidiaries                              .02               .03
                                                                             -----------       -----------
                                                                                 $.07              $.10
                                                                             -----------       -----------


                        HOMES FOR AMERICA HOLDINGS, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                      Additional     Stock
                                   Preferred           Common         Paid-in        Subscription   Retained
                                   Stock               Stock          Capital        Receivable     Earnings            Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
  1997                               $  -               $6,549        $  668,401     $ (211,268)      $ 279,909         $ 743,591

Sale of common stock                    -                1,803           273,554              -               -           275,357

Receipt of stock subscription           -                    -                 -        211,268               -           211,268

Net income                              -                    -                 -              -         787,923           787,923
                                   -----------         -----------    -----------    -----------    -----------         -----------
BALANCE AT
  DECEMBER 31, 1998                     -                8,352           941,955              -       1,067,832         2,018,139

Sale of preferred shares               73                    -         1,618,782              -               -         1,618,855

Issuance of shares in lieu of
  payment of accrued liabilities        -                   25            24,973              -               -            24,998

Issuance of shares for
  professional fees                     -                  185           184,815              -               -           185,000

Net income                              -                    -                 -              -         627,734           627,734
                                   -----------         -----------    -----------    -----------    -----------         -----------
BALANCE AT
  DECEMBER 31, 1999                   $73               $8,562        $2,770,525        $     -      $1,695,566        $4,474,726
                                   -----------         -----------    -----------    -----------    -----------         -----------


                        HOMES FOR AMERICA HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                              1999          1998
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                 627,734     $     787,923
      Adjustments to reconcile net income to net cash provided by operations
          Depreciation and amortization                                        1,016,187           610,057
          Compensatory shares                                                    185,000           -
          Minority interests                                                    (171,550)         (243,503)
          Deferred income taxes                                                  325,000           398,700
          Forgiveness of debt                                                    (13,000)               -
      (Increase) decrease in assets:
          Accounts receivable - tenants                                          (35,693)           (8,623)
          Accounts receivable - other                                           (580,881)         (346,714)
          Prepaid expenses and other current assets                             (456,111)          (52,697)
          Organization costs                                                           -          (47,150)
          Operating escrow                                                      (497,138)         (248,701)
      Increase (decrease) in liabilities:
          Accounts payable and accrued liabilities                               384,749               317
          Due to related parties                                                (214,759)               -
          Tenant security deposits                                                93,949           -
          Real estate taxes payable                                              318,995           -
          Unearned rent                                                           30,159               (63)
                                                                              -----------      -----------
               Net cash provided by operating activities                       1,012,641           849,546
                                                                              -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in real property                                             (1,733,730)         (650,089)
      Capital expenditures                                                       (74,809)          (60,000)
      Due from officer                                                           (27,500)               -
      (Additions) to replacement reserves                                       (750,423)          (31,016)
      Pre-acquisition costs                                                      (87,896)          (57,577)
                                                                              -----------      -----------
               Net cash (utilized) by investing activities                    (2,674,358)         (798,682)
                                                                              -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sale of common stock                                               -           486,625
      Net proceeds from sale of preferred shares                               1,618,855                -
      Contributions from minority shareholders                                   362,117           746,083
      Distributions to minority shareholders                                    (115,881)          -
      Net proceeds from short-term loans                                         525,591                -
      Payments of long-term debt                                                 (84,396)         (245,577)
      Payments of capital lease obligations                                      (20,828)          (24,680)
      Payments for bond issuance costs                                          (205,906)         (203,250)
      Payments for financing costs                                              (605,110)         (110,466)
                                                                              -----------      -----------
               Net cash provided by financing activities                       1,474,442           648,735
                                                                              -----------      -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                            (187,275)          699,599

      Cash and cash equivalents, beginning of year                               766,293            66,694
                                                                              -----------      -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                           579,018       $   766,293
                                                                              -----------      -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Interest paid                                                             $535,727           $63,363
      Income taxes paid                                                                -                 -



                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE   1   -     DESCRIPTION OF BUSINESS:

Homes for America Holdings, Inc., a Nevada Corporation ("the Company") established in 1996, is engaged in the business of (a) acquiring, rehabilitating and managing select "Affordable Housing" properties; (b) acquiring and converting specially situated, non-residential properties into residential rentals or condominium sales; and (c) acquiring multi-use residential real estate. As to the Affordable Housing portion of the portfolio, the Company sells partnership interests through newly formed subsidiaries, including "tax-credit" benefits, according to Section 42 of the IRS Code, and depreciation and amortization for equity, acquisition and management fees.

The Company's  wholly-owned  subsidiaries are:

     Glen Hills Homes for America, Inc., a Texas corporation, which is the General Partner in Dallas/Glen Hills L. P. ("Dallas/Glen/Hills")

     Prairie Village-Homes for America, Inc., an Indiana corporation, which is the General Partner of Middlebury Elkhart, L.P. ("Prairie Village")

     Putnam Homes for America Holdings, Inc., a Connecticut  corporation,  which
is  the  General  Partner  of  TVMJG  1996-Putnam  Square  Limited   Partnership
("Putnam")

     BriarMeadows/Homes for America, Inc., a Texas corporation ("BriarMeadows")

     Arlington/Homes for America, Inc., a Texas corporation ("Arlington")

     Lakes Edge Homes Holdings, Inc., a Florida Corporation ("Lakes Edge")

     Country Lake Homes Holding, Inc., a Florida Corporation ("Country Lake") and

     Homes For America Real Estate Services, Inc., a Texas corporation ("RES")


     Glen Hills Homes for America, Inc., Prairie Village-Homes for America, Inc., and Putnam Homes for America Holdings, Inc., ("the general partners"), have no other operating activities.

     On December 18, 1998, BriarMeadows purchased an apartment property (land and building) located in Dallas, Texas, from an unrelated party for a cost of $1,050,000. The Company financed the entire purchase price (see Note 7). The operations of this rental property are included in the consolidated financial statements from the date of acquisition.

     On December 21, 1998, Arlington purchased a tract of land in Arlington, Texas, from an unrelated party, for an aggregate cost of $1,000,000. The Company financed the entire purchase price (see Note 7). The Company has received approval from the City of Arlington to construct a 210-unit apartment complex and is presently negotiating for permanent financing for this project. Construction is expected to begin in July 2000, with completion anticipated in April 2001.

     On June 30, 1999, Lakes Edge acquired a 48% general partner interest in Lakes Edge, L.P. Simultaneously with this transaction, Lakes Edge purchased certain Multifamily Mortgage Revenue Bonds (issued by the Housing Finance Authority of Dade County, Florida) and consequently, all the rights accorded the holder of such bonds. The bonds, which were purchased with the proceeds of a loan, were immediately sold and Lakes Edge recognized a gain of $825,000.

     On November 9, 1999, Country Lake purchased certain Multifamily Mortgage Revenue Bonds (issued by the Housing Finance Authority of Palm Beach County, Florida) and consequently, all the rights accorded the holder of such bonds. The bonds were purchased with the proceeds of a loan.

NOTE   1   -     DESCRIPTION OF BUSINESS (Continued):

     During 1999, the Company established a new subsidiary, Homes for America Real Estate Services, Inc., ("RES"). This new subsidiary will provide management services to the Company's other subsidiaries as well as to other unrelated entities. As of December 31, 1999, RES is inactive.

CERTAIN PROVISIONS OF LIMITED PARTNERSHIP AGREEMENTS:

Dallas/Glen Hills, L.P.:

     Dallas/Glen Hills, L.P., (Dallas/Glen Hills) was formed in October 1995 and commenced operations in February 1996. The partnership agreement was amended in March 1997, to provide for the withdrawal or reduction in ownership interest of the existing partners and the contribution of capital and the admittance of new partners, with the general partner being Glen Hills Homes for America, Inc., a wholly-owned subsidiary of the Company. Dallas/Glen Hills was organized to purchase, rehabilitate and operate the Willow Pond Apartment Project ("the Project") located in Dallas, Texas. The Project received an allocation of low income housing tax credits from the Texas Department of Housing and Community Affairs under Section 42 of the Internal Revenue Code, which regulates the use of the Project as to occupant eligibility and unit gross rent, among other requirements. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. The project must meet the provisions of these regulations during each of 15 consecutive years in order to remain qualified to receive these credits.

     Losses, subject to certain provisions, and tax credits are allocated .01% to the general partner and 99.99% to the limited partners. Operating profits, subject to certain provisions, are allocated first to the extent of losses previously allocated then based on cash distributions already made or to be made. However, annual distributable cash flow is first utilized to satisfy loans and certain accrued and unpaid liabilities, in accordance with the partnership agreement, and then to satisfy various fees and obligations to the general partner. Finally, any distributable cash flow remaining after the general partner's fees and obligations are satisfied, is distributed 50.1% to the general partner and 49.9% to the limited partners. The cumulative effect of the distribution priorities is that the general partner receives approximately 95% of the partnership's distributable cash flow, effectively giving the general partner control of the entity.

Middlebury Elkhart, L.P.:

     Middlebury Elkhart, L. P., (Prairie Village) was formed in July 1997 and in December 1998, acquired a 110-unit apartment building (including land) in Elkhart, Indiana, from an unrelated party, for rental to low income tenants. The original cost of this investment approximated $800,000 which was paid in cash. Rehabilitation of this building is now expected to be completed in 2000. Prairie Village has applied to receive an allocation of low income housing tax credits from the Indiana Housing Finance Authority under Section 42 of the Internal Revenue Code of 1986, as amended. As such, similar to Dallas/Glen Hills, management is required to lease a minimum of 40% of Prairie Villages units to families whose income is 60% or less of the area median gross income. Under the terms of an amended partnership agreement dated December 1998, Prairie
Village-Homes for America, Inc., became the general partner and has a .1% interest in the partnership.

NOTE   1   -     DESCRIPTION OF BUSINESS (Continued):

Middlebury Elkhart, L.P. (continued):

     Profits, losses and tax credits generally are allocated to the partners in accordance with their ownership interests. However, annual distributable cash flow is first utilized to satisfy unpaid liabilities, as set forth in the partnership agreement, then the remainder is distributed 80% to the general partner and 20% to the limited partners, effectively giving the general partner control of the entity.

TVMJG 1996-Putnam Square Limited Partnership:

     TVMJG 1996-Putnam Square Limited Partnership (Putnam Square) was formed in February 1996 for the purpose of acquiring, developing and operating a 18-unit rental housing project in Bridgeport, Connecticut. The housing project has qualified and been allocated low income housing tax credits pursuant to Section 42 of the Internal Revenue Code of 1986. The general partner, Putnam Homes for America Holdings, Inc., has a 1% interest in the partnership.

     Profits, losses and tax credits generally are allocated to the partners in accordance with their ownership interests. However, annual distributable cash flow is first utilized to satisfy unpaid liabilities, as set forth in the partnership agreement, then the remainder is distributed 75% to the general partner and 25% to the limited partners, effectively giving the general partner control of the entity.

General:

     The general partners have also entered into guaranty agreements with the limited partners of each partnership, whereby the general partner has agreed to fund (i) operating deficits (as defined in each agreement) incurred during a specific period and (ii) replacement reserve escrow accounts to meet replacement reserve obligations during the guaranty period.

     All fees paid to the general partner, according to terms of the partnership agreements, have been eliminated upon consolidation.

NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)  Principles of Consolidation:

     The consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly owned subsidiaries (which include the general partners). The general partners own less than 50% of the limited partnerships but the substance of the partnership agreements provide for control by the general partners, since their participation in distributable cash flow is always in excess of 75%. As such, according to the provisions of Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures," the Company, as the controlling investor, accounts for such investments under the principles of accounting applicable to investments in subsidiaries. See also
Note 10 re: Minority Interests.

     All material intercompany balances and transactions have been eliminated.

(b)  Use of Estimates:

     In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

(c)  Statements of Cash Flows:

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

(d)  Comprehensive Income:

     SFAS 130 "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997. This statement prescribes standards for reporting other comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not yet required.

NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(e)  Property and Equipment:

     Land, buildings, furniture and equipment, including investment property, are recorded at cost. Depreciation is computed using the straight-line method as follows:

 Buildings and improvements                         27 1/2 - 40 years
 Furniture and equipment                            7 years

     Building improvements are capitalized, while expenditures for maintenance and repairs are charged to operations. Depreciation expense for the years ended December 31, 1999 and 1998 aggregated $845,058 and $403,163, respectively.

(f)  Deferred Financing Costs:

     Costs directly associated with obtaining permanent debt financing have been deferred and are being amortized on a straight-line basis over the term of the permanent loans. Accumulated amortization at December 31, 1999 and 1998 aggregated $86,716 and $17,055, respectively. Amortization expense for the years ended December 31, 1999 and 1998 aggregated $69,661 and $9,746, respectively.

(g)  Deferred Asset Management Fees:

     The asset management fee paid to an affiliate of the limited partner in Dallas/Glen Hills is being amortized over the life of the 15-year agreement. Accumulated amortization at December 31, 1999 and 1998 aggregated $23,586 and $15,006, respectively. Amortization expense for the years ended December 31, 1999 and 1998 aggregated $8,580 and $8,575, respectively.

(h)  Pre-Acquisition Costs:

     Costs incurred in pursuit of new acquisitions including, but not limited to, professional, consulting, travel and due diligence expenditures, are deferred, pending either the acquisition of the property or the determination by management that a particular property will not be acquired. Certain of these costs may be reimbursed to the Company upon acquisition of the property. Costs remaining upon the consummation of an acquisition are capitalized and become part of the Company's investment in the related entity. Alternatively, at such time that management determines that acquisition of the property is not feasible, any deferred costs are charged to expense.

     At December 31, 1999 and 1998, pre-acquisition costs were comprised of the following:

                            1999                  1998
------------------------------------------------------
UDR Portfolio               $  -             $ 166,487
Schenectady                    -                25,500
Villa Americana          249,332                     -
Haverford                 30,551                     -
                        ----------          ----------
                        $279,883              $191,987
                        ----------          ----------

NOTE   2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):


(i)  Income Taxes:

     The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach in accounting for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred income taxes result principally from utilizing the accrual basis for financial reporting purposes and the cash basis for income tax purposes. No Federal or state income taxes are payable by the partnerships, and none have been provided for.

(j)  Revenue Recognition:

     Rental income is recognized as rent becomes due. Rental payments received in advance are deferred until earned. The Company does not believe that an allowance for doubtful accounts is necessary at this time.

     When the Company acquires a rental property, which is eligible for tax credits, it establishes a limited partnership in which individuals and entities invest funds to purchase the use of these credits. Limited partners, by participating in the partnership, are eligible for a proportionate share of these credits represented by their equity interests in the limited partnership. The Company records the receipts from the sale of these credits, as income, in the year such credits are allocated to the rental property.

(k)  Earnings Per Share:

     Basic and diluted earnings per share has been computed according to the standards of SFAS No. 128 "Earnings Per Share". The following average shares were used for the computation of basic and diluted earnings per share:

                                1999            1998
------------------------------------------------------
Basic                       8,456,682        7,450,325
Diluted                     8,456,682        7,480,325

(l)  Reclassifications:

     Certain reclassifications have been made to the 1998 financial statements to correspond to the presentation used in 1999.

NOTE   3   -     DUE FROM OFFICER:

     As of December 31, 1999, an officer had an outstanding loan payable to the Company in the amount of $27,500. This loan is due on December 31, 2000 and bears interest at an annual rate of 8%.


NOTE   4   -     INVESTMENTS IN REAL ESTATE:

     Investments in real estate properties, which are held primarily for development and operation, represent the rental properties owned by the Company and the limited partnerships and consist of the following:

                                                  1999             1998
--------------------------------------------------------------------------------
Buildings and improvements                        $29,776,537      $ 6,878,107
Furniture, fixtures and equipment                   2,629,955        1,243,508
Construction in progress                            1,689,418          132,978
                                                  ------------      ------------
                                                   34,095,910        8,254,593
Less: accumulated depreciation and amortization    (1,527,355)        (724,411)
                                                  ------------      ------------
                                                   32,568,555        7,530,182
Land                                                6,246,526        2,312,770
                                                  ------------      ------------
                                                  $38,815,081       $9,842,952
                                                  ------------      ------------

     The Company periodically reviews the valuation and carrying value of its investments in real estate to determine possible impairment due to such items as decreases in market value, physical changes in the asset or in the properties and significant other factors in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Through December 31, 1999, there has been no such impairment.

NOTE   5   -     FIXED ASSETS:

     Fixed assets consist of the following:

                                          1999             1998
--------------------------------------------------------------------------------
Office equipment                          $  81,610        $  63,261
Less: accumulated depreciation              (26,560)         (14,687)
                                         ------------     ------------
                                          $  55,050        $  48,574
                                         ------------     ------------


NOTE   6   -     RESTRICTED DEPOSITS AND FUNDED RESERVES:

     The terms of the partnership agreements require that various escrow accounts be maintained in amounts and for periods as set forth in each agreement. As of December 31, 1999 and 1998, restricted deposits and funded reserves consist of the following:

                                                         1999              1998
--------------------------------------------------------------------------------
CURRENT ASSETS:
      Tax and escrow reserves                     $    465,659      $   155,279
      Rehabilitation reserves                          373,000          260,000
      Replacement reserves                             761,714          103,366
      Debt reduction escrow (Note 7)                 1,500,000                -
      Restricted mortgage funds (Note 7)             2,399,931                -
                                                  ------------      ------------
                                                     5,500,304          518,645
                                                  ------------      ------------
OTHER ASSETS:
      Debt reduction escrow (Note 7)                         -        1,500,000
      Restricted mortgage funds (Note 7)                     -        2,176,840
      Operating reserves                               529,485          165,415
                                                  ------------      ------------
                                                       529,485        3,842,255
                                                  ------------      ------------
TOTAL                                               $6,029,789       $4,360,900
                                                  ------------      ------------


NOTE   7   -     LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE:

Liabilities applicable to investments in real estate consist of the following:

                                                    1999             1998
--------------------------------------------------------------------------------
Mortgage loans payable                       $16,943,204      $11,127,600
Bonds payable                                 21,105,000                -
Note payable                                           -           13,000
                                             ------------     ------------
                                              38,048,204       11,140,600
Less: Non-current portion                    (35,030,843)     (10,719,347)
                                             ------------     ------------
                                               3,017,361          421,253
Accrued interest payable                         114,838           88,801
Accounts payable - acquisition                   105,184           31,553
Real estate taxes payable                        557,344          160,365
                                             ------------     ------------
         Current portion of liabilities      $ 3,794,727      $   701,972
                                             ------------     ------------

     Dallas/Glen Hills entered into a mortgage loan agreement in February 1996, with a bank, in the amount of $5,350,000. As of December 31, 1999, the mortgage balance was $4,066,304. The loan bears interest at an annual rate of 8.25% and monthly principal and interest payments of $42,182 are payable until February 2011. The mortgage loan matures in March 2011 and is collateralized by the Dallas/Glen Hills property. The partnership has funded a debt escrow account in the amount of $1,500,000. This amount is to be released and applied against the outstanding loan balance upon the refinancing of this mortgage in 2000.

NOTE   7   -   LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE (Continued):

     Prairie Village, in December 1998, entered into a $3,236,900 mortgage loan with a lender relating to the issuance of a total of $3,230,000 in Mortgage Revenue Refunding Bonds, issued by the City of Elkhart, Indiana. As of December 31, 1999, the Company had drawn down $2,007,023 with the balance of $1,229,877, held in an escrow account to be released in 2000 upon completion of the rehabilitation of this project. The loan bears interest at an annual rate of 5.85%, and requires monthly payments of interest only through June 2000.
Beginning July 2000, monthly principal and interest payments of $19,096 are payable for 30 years. The loan agreement requires monthly payments of principal and interest sufficient to meet sinking fund requirements for payments of amounts due under the bonds, based on their varying maturities and interest rates.

     Putnam Square is obligated under two promissory notes aggregating $400,000. Monthly payments of principal and interest, at 8% per annum, of $3,087 are due to the extent of surplus cash as defined in the notes. The notes mature in January 2014 and are secured by a mortgage on the Bridgeport, Connecticut property. As of December 31, 1999, the outstanding balance was $400,000. $200,000 of this note is payable to the Company (and has been eliminated in consolidation) and the balance is due to the former general partner. The partnership is also obligated under a promissory note payable to the Company, as the general partner, in the amount of $200,000 in connection with the development fee (which amount has also been eliminated in consolidation). The note bears interest at an annual rate of 7% per annum, and is payable from cash flow as defined in the partnership agreement. The note matures on December 31, 2006, and is unsecured.

     In September 1999, Briar Meadows entered into a loan agreement with a bank and received proceeds in the amount of $1,500,000. The proceeds from this loan were used to repay (i) a 15.25% note in the amount of $500,000, with an original maturity date of June 17, 2000 and (ii) the balance outstanding under a term note in the amount of $832,463. The loan accrues interest at the lesser of the "Applicable Rate" or the "Maximum Lawful Rate", both terms as defined in the agreement. This note matures on January 31, 2001, and, as of December 31, 1999, the interest rate was 8.98%.

     Arlington is obligated under a promissory note in the amount of $1,200,000. This note accrues interest at an annual rate of 15 1/2 % which is payable monthly. The note may be prepaid under specific conditions as long as three months of interest payments have been made. This note matures on June 17, 2000.

     In June 1999, Lakes Edge entered into a loan agreement with a mortgage company and received proceeds in the amount of $1,400,000. Interest is payable monthly at the rate of 11% per annum and the note matures in August 2010. $1,170,054 is being held in an escrow account and will be released when rehabilitation work is completed in 2000.

     In connection with the acquisition of the Lakes Edge property, the Company assumed the liability of $14,850,000 in Multifamily Mortgage Revenue Bonds 1985 Series 12 issued by the Housing Finance Authority of Dade County, Florida. These bonds mature on May 1, 2035, and the current interest rate is 6.9% per annum.

     In November 1999, Country Lakes entered into a loan agreement with a mortgage company and received proceeds in the amount of $1,800,000. Interest is payable monthly at the rate of 16% per annum, and principal payments of $25,000 per month begin in May 2000. This note matures in May 2001. Country Lakes also entered into an additional agreement with another financial institution for a term loan in the amount of $2,540,000. Interest on this loan is payable monthly at the rate of 13% per annum until the loan matures on July 1, 2018.

NOTE   7   -   LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE (Continued):

     In connection with the acquisition of Country Lake in November 1999, the Company assumed the liability of $6,255,000 in Multifamily Housing Revenue Bonds Series 1985C issued by the Housing Finance Authority of Palm Beach County, Florida. These bonds mature on July 1, 2027 and the current interest rate is 6% per annum.

     The aggregate  maturities of mortgage loans payable for the next five years
are  $3,017,361;   $3,247,623;  $159,180;  $171,660;  $185,140  and  $31,267,240
thereafter.


NOTE   8   -     NOTES PAYABLE:

Notes payable consist of the following :
                                                         1999           1998
------------------------------------------------------------------------------
9% installment note payable secured by the rights in
Dallas/Glen Hills payable in monthly installments of
$6,772, including interest, maturing in 2004             $263,166   $  318,045

9% note payable in equal installments of $125,000 in
January and July of 1999, plus interest, secured by
150,000 shares of the Company's common stock                    -      250,000

9 1/2% loan payable on July 23, 2000                      225,000            -

9 1/2% notes payable, collateralized by receivables
from Putnam, payable in July 2000                         475,000            -

10% note payable before December 31, 1999                       -       15,000
                                                        ----------   ----------
                                                          963,166      583,045
Less: current maturities                                  734,432      313,000
                                                        ----------   ----------
                                                      $   228,734    $ 270,045
                                                        ----------   ----------

     The aggregate maturities of long-term debt, existing as of December 31, 1999, for the next five years are $734,432; $64,384; $70,423; $77,029 and
$16,898, respectively.


NOTE       9  - CAPITALIZED LEASE OBLIGATIONS:

     The Company is the lessee of office equipment with leases expiring in various years through 2002. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The assets are depreciated over their estimated productive lives. Accumulated depreciation of assets held under capitalized leases aggregated $23,840 and $14,687 as of December 31, 1999 and 1998, respectively.

     Minimum future lease payments under capital leases as of December 31, 1999 and for each of the next four fiscal years and in the aggregate are:


       2000                                          $14,623
       2001                                           14,623
       2002                                           14,117
                                                    ----------
Total minimum lease payments                          43,363
Less: amount representing interest                    18,241
                                                    ----------
                                                     $25,122
                                                    ----------

     The interest rates on the capitalized leases have been calculated at approximately 20% and were based on the lessors' implicit rate of return.

     Certain of the capital leases provide for a bargain purchase option at the end of the lease.

NOTE  10  -     MINORITY INTERESTS:

     Three wholly-owned subsidiaries of the Company are the general partners of three separate limited partnership entities (see Note 1). The partnerships were established for the purpose of acquiring rental properties which are controlled and managed by the Company. For financial reporting purposes, the financial statements of the partnership entities are included in the Company's consolidated financial statements (see Note 2a).

     The minority interests represent the equity investment by the investor limited partners in the limited partnerships that own specific properties. Under the terms of the various partnership agreements, the limited partners are typically allocated 99% of the taxable income or loss. Cash flow from the partnership property is allocated 75% or more to the general partner, and residual value is allocated 80% or more to the general partner. Accordingly, all operating control of the property rests solely with the general partner. The limited partners' interests in the partnerships have been recorded as minority interest liabilities (net of offsets for the limited partners investment cost to be eligible for tax credits (see Note 2k)).



NOTE 11  -      SHAREHOLDERS' EQUITY:

     The Company's authorized capital consists of 25,000,000 shares of common stock, $.001 par value and 5,000,000 shares of preferred stock, $.001 par value.

     During 1998, the Company received $275,357 in cash from the sale of 1,802,717 shares of its common stock.

     In September 1998, the Company adopted the 1998 Employee Stock Option Plan (the "Plan"), which provides for the grant of options to purchase up to 750,000 shares of Company common stock. Options granted under this plan may be designated as incentive stock options and the exercise price of such options shall not be less than the fair market value on the date of grant. Options designated as non-incentive stock options may be granted at exercise prices, which are less than the fair market value. As of December 31, 1999, no options have been granted under this plan.

     Also in September 1998, the Company adopted the Non-Executive Director Stock Plan (the "Director Plan"), which provides for the issuance of a maximum of 400,000 shares of common stock upon the exercise of options granted under this plan. The exercise price of options granted under the Director Plan shall be equal to the fair market value on the date of grant. As of December 31, 1999, no options have been granted under this plan.

     In addition, the Company granted options to purchase 100,000 shares of common stock to an officer of the Company. These options, which were not granted under either of the plans described above, vest quarterly in the first year of the officer's employment and are exercisable at $1.00 per share. These options were cancelled in 2000 when the officer's employment with the Company was terminated.

     During 1999, the Company sold 2.43 units, for $750,000 per unit, in a private offering of its preferred shares and received net proceeds in the amount of $1,618,855. Each unit consists of 30,000 shares of Series A 8% Cumulative Convertible Redeemable Preferred Stock. Quarterly dividends which accrue from the date of original issue are payable in cash when declared by the Company's Board of Directors. Dividends in arrears as of December 31, 1999, aggregated $2,285.

     During the 1999, the Company issued 24,998 shares of its common stock as payment for accrued liabilities in the amount of $24,998. The Company also issued 185,000 shares of its common stock to a note holder as consideration for an extension of the maturity date. These shares were valued at $1.00 per share.

NOTE 12  -      INCOME TAXES:

The provision for income taxes consists of the following:

                                                     1999              1998
--------------------------------------------------------------------------------
Current tax expense                                $      -            $    -
Deferred tax expense:
    Federal                                         242,750           296,000
    State                                            82,250           102,700
                                                  ----------         ----------
                                                   $325,000          $398,700
                                                  ----------         ----------

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                     1999            1998
--------------------------------------------------------------------------------
Deferred asset:
    Net operating loss                             $      -            $    -

Deferred liability:
    Conversion of accrual to cash                  (903,400)         (578,400)
                                                  ----------        ----------
Net deferred liability                            $(903,400)        $(578,400)
                                                  ----------        ----------


NOTE  13  -      COMMITMENTS AND CONTINGENCIES:

(a)  Operating leases:

     For the year ended December 31, 1998 and through April 1999, the Company occupied office space provided by an officer of the Company. No rent was charged or paid since the value of the office space was considered to be nominal.

     On April 22, 1999, the Company entered into a three-year lease for office space. Rental payments under said lease are as follows:

2000                                    $37,445
2001                                     39,452
2002                                     13,373
                                      ----------
                                        $90,270


(b)  Consulting Agreements:

     The Company has entered into a five-year agreement with a corporate entity, which owns 1,612,000 shares of the Company's common stock, for services to be provided by an employee of this entity. This individual functions as the Chief Acquisition Officer, primarily responsible for identifying and consummating new acquisitions. Under the terms of the consulting agreement, which commenced August 1, 1998 and continues to July 31, 2003, the monthly fee is $15,000 through December 31, 1998, with annual increases of not less than 5% effective in January of each year. This agreement is renewable annually upon expiration, at similar terms.

(c)  Employment Agreements:

     The Company has entered into a five-year employment agreement with an individual and a corporation controlled by him, for his services as Chief Executive Officer. The agreement commenced August 1, 1998 and continues to July 31, 2003. Under the terms of the agreement, the monthly compensation is $15,500 through December 31, 1998, with annual increases of not less than 5% effective in January of each year. The individual has chosen to have such payments made to the corporation.

       ITEM 2. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE COMPANY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2000 AND 1999


                        Homes For America Holdings, Inc.
                           Consolidated Balance Sheet
                             June 30, 2000 and 1999
                                   (Unaudited)

                                     ASSETS

                                                       2000           1999
--------------------------------------------------------------------------------
CURRENT ASSETS:
   Cash and cash equivalents                           $  547,187     $  422,166
   Accounts receivable - Tenants                           57,962         85,824
   Accounts receivable - other fees                       913,970        521,127
   Restricted deposits and funded reserves - current    5,500,304        536,726
   Prepaid expenses and other current assets            2,485,971        159,285
   Due from office                                         27,500              -
                                                       ----------     ----------
TOTAL CURRENT ASSETS                                    9,532,894      1,725,128
                                                       ----------     ----------

INVESTMENTS IN REAL ESTATE - NET                       37,288,783     26,451,703
                                                       ----------     ----------

FIXED ASSETS - NET                                         55,050         43,257
                                                       ----------     ----------

OTHER ASSETS:
   Restricted deposits and funded reserves                529,485      4,201,437
   Deferred financing costs - net                       1,300,996        768,568
   Deferred asset management fee - net                     87,170         91,460
   Organization costs - net                                     -        279,738
   Preacquisition costs                                   279,883        335,547
   Other                                                  438,720         25,381
                                                       ----------     ----------
TOTAL OTHER ASSETS                                      2,636,254      2,702,131
                                                       ----------     ----------
TOTAL ASSETS                                          $49,512,981    $33,922,219
                                                      -----------    -----------

                        Homes For America Holdings, Inc.
                       Consolidated Balance Sheet (Cont'd)
                             June 30, 2000 and 1999
                                  (Unaudited)


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       2000           1999
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
     Accounts payable and accrued expenses             $1,005,578     $  903,711
     Tenant security deposits                             392,824        341,914
     Unearned rent                                         43,538         17,727
     Current portion - liabilities applicable           3,794,727        255,000
     to invest in real estate                                   -              -
     Current portion - notes payable                    1,934,432        535,811
     Current portion of capitalized leases payable          8,606         10,200
                                                      -----------    -----------
TOTAL CURRENT LIABILITIES                               7,179,705      2,064,363
                                                      -----------    -----------
LIABILITIES APPLICABLE TO INVESTMENT
IN REAL ESTATE                                         33,122,674     25,673,138
                                                      -----------    -----------

LONG TERM LIABILITIES - NET OF CURRENT PORTION
     Notes  payable                                       228,734        819,221
     Capitalized leases payable                            16,516         24,634
     Deferred income taxes                                903,400        763,900
                                                      -----------    -----------
                                                        1,148,650      1,607,755
                                                      -----------    -----------
MINORITY INTERESTS IN SUBSIDIARIES                      2,276,008      2,054,814
                                                      -----------    -----------
SHAREHOLDERS' EQUITY:
     Preferred stock                                           73              -
     Common stock                                           9,717          8,373
     Additional paid in capital                         3,530,525        958,287
     Stock subscription receivable
     Retained earnings                                  2,246,784      1,555,489
                                                      -----------    -----------
TOTAL SHAREHOLDERS' EQUITY                              5,785,944      2,522,149
                                                      -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             49,512,981     33,922,219
                                                      -----------    -----------

                        Homes For America Holdings, Inc.
                      Consolidated Statement of Operations
                 For the Six Months Ended June 30, 2000 and 1999
                                   (Unaudited)



                                                       2000         1999
--------------------------------------------------------------------------------
REVENUES:
   Rental Income                                       $ 4,427,852   $ 1,775,430
   Real Estate Development Fees                                  -       898,631
   Interest Income                                           7,015           925
   Other Income                                             55,106        76,338
   Extraordinary Income                                  1,430,653             -
                                                       -----------   -----------
                                                         5,920,626     2,751,324
                                                       -----------   -----------
EXPENSES:
   Administrative Expenses                               1,418,758       795,952
   Maintenance and Operating                               432,857       282,701
   Utilities                                               225,914       371,507
   Taxes and Insurance                                     401,267       158,573
   Interest Expense                                      1,459,959       318,896
   Depreciation and Amortization                           773,296       343,563
                                                       -----------   -----------
                                                         4,712,051     2,271,192
                                                       -----------   -----------
INCOME (LOSS) BEFORE MINORITY INTERESTS
AND PROVISION FOR INCOME TAXES                           1,208,575       480,132

   Minority interests in net loss (income)
   Of consolidated subsidiaries                            171,550       193,025
                                                       -----------   -----------
INCOME (LOSS) BEFORE PROVISION FOR
INCOME TAXES                                             1,380,125       673,157

   Provision for income taxes                              483,044       185,500
                                                       -----------   -----------
NET PROFIT (LOSS)                                        $ 897,081     $ 487,657
                                                       -----------   -----------

                        Homes For America Holdings, Inc.
            Consolidated Statement of Changes in Shareholders' Equity
                     for the Six Months Ended June 30, 1999
                                   (Unaudited)

                                   Common         Additional      Retained       Total
                                   Stock          Paid In         Earnings
                                                  Capital
--------------------------------------------------------------------------------------------
Balance at January 1, 1999         $   8,352      $  941,955     $ 1,067,832    $ 2,018,139
Purchase and cancellation of
  common stock                            (4)         (8,641)              -         (8,645)
Common stock issued in settlement
  of debt                                 25          24,973               -         24,998
Net Income                                 -               -         487,657        487,657
                                   -----------    -----------    -----------    -----------
Balance at June 30, 1999               8,373         958,287       1,555,489    $ 2,522,149
                                   -----------    -----------    -----------    -----------

                        Homes For America Holdings, Inc.
            Consolidated Statement of Changes in Shareholders' Equity
                     for the Six Months Ended June 30, 2000
                                   (Unaudited)


                                   Preferred      Common         Additional     Stock          Retained       Total
                                   Stock          Stock          Paid In        Subscription   Earnings
                                                                 Capital        Receivable
-------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000         $    73        $   8,562      $ 2,770,525    $      -       $ 1,695,566    $ 4,474,726
Receipt of Stock Subscription            -            1,155          760,000           -                 -        761,155
Net Income (Loss)                        -                -                -           -           551,218        551,218
                                   -----------    -----------    -----------    -----------    -----------    -----------
Balance at June 30, 2000           $    73        $   9,717      $ 3,530,525    $      -       $ 2,246,784    $ 5,787,099
                                   -----------    -----------    -----------    -----------    -----------    -----------


                        Homes For America Holdings, Inc.
                      Consolidated Statement of Cash Flows
                 for the Six Months Ended June 30, 2000 and 1999
                                   (Unaudited)


                                                  2000           1999
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net Income (Loss)                              $  897,081     $  487,657
   Adjustments to reconcile net income to
   net cash provided by operations:
     Depreciation and amortization                   773,296        343,563
     Minority Interests                             (171,550)      (193,025)
     Deferred Income Taxes                           483,044        185,500
   (Increase) Decrease in Assets:
     Accounts Receivable - Tenants                   (26,762)       (68,025)
     Accounts Receivable - Other                           -        (70,287)
     Prepaid Expenses and Other Current Assets      (524,456)      (106,228)
     Loans Receivable                                      -              -
     Other                                        (1,430,653)       (25,381)
   Increase (Decrease) in Liabilities:
     Accounts Payable and Accrued Expenses                 -        394,709
     Tenant Security Deposits                              -        266,903
     Prepaid Rent                                          -          8,213
                                                  -----------    -----------
   Net cash provided by operating activities               -      1,223,599
                                                  -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Investment in real property                    (791,831)   (16,307,891)
     Pre-acquisition costs                                 -       (143,560)
     Purchase of equipment                                 -           (683)
     Organization Costs                                    -              -
     Increase in restricted funds                          -     (1,102,436)
                                                  -----------    -----------
   Net cash (utilized) by investing activities      (791,831)   (17,554,570)
                                                  -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from Long Term Debt                          -     15,744,813
     Proceeds from Sale of Stock                     760,000              -
     Payment of Long Term Debt                             -       (318,063)
     (Additions) to Deferred Financing Costs               -       (196,928)
     Sale of Common Stock                                  -         (4,500)
     Stock Repurchase                                      -         (8,645)
     Partner's capital contribution                                 350,000
     Draw down of restricted mortgage funds                -        420,127
                                                  -----------    -----------
   Net cash provided by financing activities         760,000     15,986,804
                                                  -----------    -----------
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS                                     (31,831)      (344,167)

Cash and cash equivalents, beginning of year         579,018        766,293
                                                  -----------    -----------
CASH AND CASH EQUIVALENTS,
JUNE 30, 2000 AND 1999                               547,187        422,126
                                                  -----------    -----------

                        Homes For America Holdings, Inc.
                         Notes to Financial Statements
                             June 30, 2000 and 1999
                                  (Unaudited)

NOTE 1

     On June 30, 2000, Homes For America Holdings, Inc. acquired the 400-unit Lake's Edge apartments in North Miami, Florida. This acquisition was accomplished through a wholly-owned subsidiary, Lakes Edge Homes Holdings, Inc. In conjunction with this acquisition, Lakes Edge Homes Holdings purchased 6.0% tax-exempt bonds for $14,025,000 and immediately sold them for $14,850,000, earning $825,000 on the transaction. Simultaneously, the Lake's Edge property was acquired for a purchase price of $14,850,000, financed by the tax-exempt bond debt. Total investment, including related acquisition costs, was $15,132,495. In addition to the $825,000 gain on the sale of bonds, the Company earned and recognized $73,631 in developer's fees.

        ITEM 3. AUDITED FINANCIAL STATEMENTS FOR DALLAS/GLEN HILLS, L.P. FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                          INDEPENDENT AUDITORS' REPORT

To the Partners of Dallas/Glen Hills, L.P.

     We have audited the accompanying balance sheets of Dallas/Glen Hills, L.P., (a Texas limited partnership), as of December 31, 1999 and 1998, and the related statements of operations, partners' capital and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dallas/Glen Hills, L.P., as of December 31, 1999 and 1998, and the results of its operations, changes in partners' capital and cash flows for the years then ended in conformity with generally accepted accounting principles.

Thomas Stephen & Company, LLP
March 1, 2000

                              DALLAS/GLEN HILLS, LP
                                 BALANCE SHEETS
                           December 31, 1999 and 1998

                                     ASSETS
                                                      1999            1998
--------------------------------------------------------------------------------
CURRENT ASSETS
     Cash                                         $  2,415       $  45,865
     Accounts receivable-tenants                     7,258           5,252
     Accounts receivable-other                           -           1,385
     Due from related party                         77,184               -
     Prepaid insurance                                   -          20,849
                                                ----------      ----------
TOTAL CURRENT ASSETS                                86,857          73,351
                                                ----------      ----------
RESTRICTED DEPOSITS
     Replacement reserves                           90,495         103,366
     Tax and insurance escrow                      153,118         155,279
     Debt reduction escrow                       1,500,000       1,500,000
     Operating deficit escrow                      104,984         100,677
                                                ----------      ----------
TOTAL RESTRICTED DEPOSITS                        1,848,597       1,859,322
                                                ----------      ----------

RENTAL PROPERTY
     Land                                          904,000         904,000
     Buildings and improvements                  4,529,647       4,466,835
     Furniture and equipment                     1,127,830       1,116,012
                                                ----------      ----------
                                                 6,561,477       6,486,847
     Less accumulated depreciation                (973,204)       (612,595)
                                                ----------      ----------
NET RENTAL PROPERTY                              5,588,273       5,874,252
                                                ----------      ----------

OTHER ASSETS
     Deferred financing costs, net                  99,405         108,825
     Deferred asset management fees, net            87,170          95,750
                                                ----------      ----------
TOTAL OTHER ASSETS                                 186,575         204,575
                                                ----------      ----------

TOTAL ASSETS                                    $7,710,302      $8,011,500
                                                ----------      ----------


                       See notes to financial statements.

                              DALLAS/GLEN HILLS, LP
                           BALANCE SHEETS (Continued)
                           December 31, 1999 and 1998

                       LIABILITIES AND PARTNERS' CAPITAL

                                                      1999            1998
--------------------------------------------------------------------------------
CURRENT LIABILITIES
     Accounts payable                            $  67,920       $  82,891
     Accrued payroll                                     -          10,701
     Accrued interest                               34,831          45,957
     Due to related parties                         25,392               -
     Accrued real estate taxes                     151,969         107,738
     Current maturities of long-term debt           91,628          84,396
     Prepaid rent                                   10,767           9,514
                                                ----------      ----------
TOTAL CURRENT LIABILITIES                          382,507         341,197
                                                ----------      ----------

TENANT SECURITY DEPOSITS                            63,616          57,003
                                                ----------      ----------

LONG-TERM LIABILITIES
     Mortgage note                               4,974,676       5,066,304
                                                ----------      ----------
TOTAL LONG-TERM LIABILITIES                      4,974,676       5,066,304
                                                ----------      ----------

TOTAL LIABILITIES                                5,420,799       5,464,504
                                                ----------      ----------

PARTNERS' CAPITAL                                2,289,503       2,546,996
                                                ----------      ----------

TOTAL LIABILITIES AND PARTNERS' CAPITAL         $7,710,302      $8,011,500
                                                ----------      ----------

                       See notes to financial statements.

                              DALLAS/GLEN HILLS, LP
                            STATEMENTS OF OPERATIONS
                           December 31, 1999 and 1998
                                                      1999            1998
--------------------------------------------------------------------------------
REVENUES
     Rental income                             $ 2,422,275     $ 2,281,856
     Interest income                                71,517          78,346
     Other income                                   40,793          47,626
                                                ----------      ----------
     Total Revenue                               2,534,585       2,407,828
                                                ----------      ----------
OPERATING EXPENSES
     Administrative                                308,248         299,620
     Utilities                                     511,503         520,777
     Maintenance                                   381,312         313,707
     Property management fee                        98,522          93,257
     Taxes                                         188,544         112,451
     Insurance                                     107,569          66,375
     Interest                                      423,027         427,915
     Depreciation and amortization                 378,609         370,901
                                                ----------      ----------
     Total Expenses                              2,397,334       2,205,003
                                                ----------      ----------
INCOME (LOSS) FROM OPERATIONS                      137,251         202,825
                                                ----------      ----------

PARTNERSHIP EXPENSES
     Asset management fee                           24,215          23,314
     Local administrative fee                        5,000           5,000
     Oversight fee                                       -         140,846
     Incentive management fee                       88,614          88,614
     Supervisory management fee                    161,034          12,290
                                                ----------      ----------
NET INCOME (LOSS)                              $  (141,612)     $  (67,239)
                                                ----------      ----------


                       See notes to financial statements.

                            DALLAS/GLEN HILLS, L.P.
                        STATEMENTS OF PARTNERS' CAPITAL
                 For the Years Ended December 31, 1999 and 1998

                                        General        Class Z             Investor            Special             Total
                                        Partner        General Partner     Limited Partner     Limited Partner
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997            $399,990       $      -            $2,286,255          $     (10)          $2,686,235
Distributions                                  -        (72,000)                    -                  -              (72,000)
Net Income (Loss)                            (14)        72,000              (139,211)               (14)             (67,239)
                                        ----------     ----------          ----------          ----------          ----------
Balance at December 31, 1998             399,976              -             2,147,044                (24)           2,546,996
                                        ----------     ----------          ----------          ----------          ----------
Distributions                            (24,239)       (67,500)              (24,137)                (5)            (115,881)
Net Income (Loss)                            (21)        67,500              (209,070)               (21)            (141,612)
                                        ----------     ----------          ----------          ----------          ----------
Balance at December 31, 1999            $375,716       $      -            $1,913,837          $     (50)          $2,289,503
                                        ----------     ----------          ----------          ----------          ----------


See notes to financial statements.

                             DALLAS/GLEN HILLS, L.P.
                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 1999 and 1998


                                                         1999            1998
--------------------------------------------------------------------------------
Cash flows from operating activities
  Net income (loss)                                   $(141,612)      $ (67,239)
                                                     -----------     -----------
Adjustments to reconcile net income (loss)
to net cash provided by operating activities
  Depreciation and amortization                         378,609         370,902
  Increase in accrued liabilities                        22,404          10,166
  Increase in tenant security deposits                    6,613          12,769
  Decrease in accounts payable                          (14,971)        (21,795)
  (Increase) Decrease in tax and insurance escrows        2,161         (25,337)
  Increase (Decrease) in prepaid rent                     1,253             (63)
  Increase in accounts receivable                          (621)         (6,637)
  Increase in due to related parties, net               (75,934)              -
  Decrease (Increase) in prepaid expenses                20,849         (20,849)
  Decrease (Increase) in replacement reserves            12,871         (32,516)
  Increase in operating deficit escrow                   (4,307)        (85,435)
                                                     -----------     -----------
  Total adjustments                                     348,927         201,205
                                                     -----------     -----------
Net cash provided by operating activities               207,315         133,966
                                                     -----------     -----------

Cash flows from investing activities
  Purchase of rental property                           (74,630)        (79,212)
                                                     -----------     -----------
Net cash used in investing activities                   (74,630)        (79,212)
                                                     -----------     -----------
Cash flows from financing activities
  Proceeds from partner's capital contributions               -         140,846
  Principal payments on long-term debt                  (84,396)        (77,735)
  Partner distributions                                 (91,739)        (72,000)
                                                     -----------     -----------
Net cash provided by (used in) financing activities    (176,135)         (8,889)
                                                     -----------     -----------
Net change in cash and cash equivalents                 (43,450)         45,865
                                                     -----------     -----------
Cash and equivalents, beginning of year                  45,865               -
                                                     -----------     -----------
Cash and equivalents, end of year                         2,415          45,865
                                                     -----------     -----------
Supplemental disclosures of cash flow information
   Cash paid during year for interest                $  421,789      $  428,450
                                                     -----------     -----------


                       See notes to financial statements.

                            DALLAS/GLEN HILLS, L.P.
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1999 and 1998


NOTE 1 - NATURE OF BUSINESS AND ORGANIZATION

     Dallas/Glen Hills, L.P. (the "Partnership") was formed in Texas on October 18, 1995 as a Limited Partnership and commenced operations on February 9, 1996. On March 27, 1997, the Partnership Agreement was amended to provide for the withdrawal or the reduction in ownership interest of the existing partners and the contribution of capital and the admittance of new partners. Under the terms of the Amended and Restated Agreement of Limited Partnership dated March 27, 1997, as subsequently amended, (the "Partnership Agreement"), the general partner is Glen Hills Homes For America, Inc. (the "General Partner"), the Class Z general partner is David H. Korb (the "Class Z General Partner"), the investor limited partner is Related Corporate Partners V, L.P. (the "Investor Limited Partner") and the special limited partner is Related Corporate SLP L.P. (the "Special Limited Partner").

     In view of the significance of the changes in ownership and financial position, the Partnership is being treated as a new accounting entity, and accordingly the Partnership established a new accounting basis, where appropriate, for its assets and liabilities based on the acquisition costs of the new partners as of March 27, 1997.

     The Partnership was organized to purchase, rehabilitate and operate the Willow Pond Apartment (formerly Glen Hills Apartments) project (the "Project") located in Dallas, Texas. The Project operates thereon 386 multi-family residential units for rental to low and moderate income tenants.

     The Project received an allocation of low income housing tax credits from the Texas Department of Housing and Community Affairs under Section 42 of the Internal Revenue Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the partnership are prepared on the accrual basis of accounting and in accordance with generally accepted accounting principles.


     Rental Property

     Land, buildings, furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

           Buildings                          27.5 years
           Furniture & fixtures                  7 years
           Equipment                             5 years

     Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

     Deferred Financing Costs

     Costs  directly  associated  with  obtaining  permanent  debt financing are
deferred  and  are  amortized   over  the  term  of  the  permanent  loan  on  a
straight-line basis over 15 years.

     Deferred Asset Management Fee

     Asset management fees paid to an affiliate of the limited partner for its services in monitoring the operations of the Project are amortized over the life of the 15 year agreement.

     Income Taxes

     No federal income taxes are payable by the Partnership and none have been provided in the accompanying financial statements. The partners are to include their respective share of Partnership income or loss in their separate tax returns. The Partnership's tax returns are subject to examination by Federal taxing authorities. The tax law rules and regulations governing these returns is complex, technical and subject to varying interpretations. If an examination required the partnership to make adjustments, the profits or losses allocated to the partners would be adjusted accordingly. No such examination is currently in process.

     Rental Income

     Rental income is recognized as rent becomes due. Rental payments received in advance are deferred until earned.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and cash equivalents

     For purposes of the statement of cash flows, the Partnership considers all investments purchased with an original maturity of three months or less to be cash equivalents.

     Reclassification

     Certain amounts in 1998 have been reclassified to conform to the 1999 presentation.

NOTE 3 - LONG-TERM DEBT

     The Partnership entered into a mortgage loan agreement for $5,350,000 (the "Mortgage Loan") dated February 9, 1996. The Mortgage Loan bears interest at a rate of 8.25% per annum. Monthly principal and interest payments of $42,182 are payable until February, 2011. The note matures on March 1, 2011, at which time, the entire remaining outstanding principal and interest is due. The Mortgage Loan is collateralized by the Partnership's real property, personal property and other rights attached to the property. The Partnership has funded a debt reduction escrow account in the amount $1,500,000 to be applied against the outstanding loan balance upon refinancing.

     The Mortgage Loan agreement requires "all-risk" insurance policies to be maintained in an amount not less than the full insurable value of the property on a replacement cost basis. Aggregate projected maturities of long-term debt for the next five years are as follows:

             December 31,  2000              $         91,628
                           2001                        99,480
                           2002                       108,005
                           2003                       117,260
                           2004                       127,308
                           Thereafter               4,522,623
                                                   ----------
                           Total             $      5,066,304
                                                   ----------

     The fair value of the mortgage note payable is estimated based on the current rates offered to the Property for debt of the same remaining maturities. At December 31, 1999 and 1998 the fair value of the mortgage approximates the amounts recorded in the financial statements.

NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP

     Allocations of Profits, Losses, Cash Flow, and Tax Credits

     Tax credits are allocated 99.98% to the Investor Limited Partner, .01% to the Special Limited Partner and .01% to the General Partner.

     Subject to certain provisions, losses shall be allocated 99.98% to the Investor Limited Partner, .01% to the Special Limited Partner and .01% to the General Partner.

     Subject to certain provisions, profits other than those arising from a sale or refinancing transaction shall be allocated as follows to each partner (1) to the extent of prior allocations of losses (2) until the profits allocated to such partner equals the cash distributions made to such partners and (3) an amount equal to the cash distributions that would have been made if the Partnership had available cash.

     Annual distributable cash flow shall be applied in the following order of priority:

1.   To repay loans payable to any partner other than the General Partner.

2.   To the General Partner in an amount equal to any unpaid voluntary loans.

3. Due to certain preclosing requirements, the Partnership and the Class Z General Partner were required to escrow, in the name of the Partnership, a debt reduction deposit of $1,500,000 to be used as a prepayment of the mortgage loan. This prepayment will be released to the mortgage lender upon the termination of a prepayment lock out and thereby reducing the mortgage by $1,500,000. Following the mortgage reduction, the Partnership has an obligation upon sale or refinancing to distribute $1,500,000 to the Class Z General Partner. In the event a refinancing is not completed, the Class Z General Partner is entitled to receive, from cash flow, payments toward the $1,500,000 plus interest. The Class Z General Partner has no property foreclosure rights.

4.   To pay any accrued but unpaid management fees.

5. To the Special Limited Partner for accrued annual local administrative fees not to exceed $5,000 per year.

6.   To the General Partner for contractor fees of $30,000.

7. To the General Partner, to the extent of 50% of remaining cash flow, the difference between any operating loans and any unpaid credit reduction payments.

8. To the General Partner to pay the difference, if positive, between $88,614 and any unpaid credit reduction payments.

9. To the General Partner to pay the difference between the Asset Management Fee and any unpaid credit reduction payments.

10. To the extent of 40% of remaining cash flow, to the General Partner, the difference between the Supervisory Management Fee and any unpaid credit reduction payments.

11. Of the remainder, 49.89% to the Investor Limited Partner, 50.1% to the General Partner and .01% to the Special Limited Partner.

     Net proceeds from a sale or refinancing transaction will be paid to the Class Z General Partner in an amount equal to the excess of (1) $1,500,000 plus accrued interest over (2) certain previous distributions. Any remaining net proceeds will be distributed according to specific provisions of the Partnership Agreement.

     Oversight Fee

     Pursuant with terms of the First Amendment to the Amended and Restated Agreement of Limited Partnership, the Partnership paid an oversight fee of $140,846 to the General Partner in 1998. The oversight fee is consideration for services provided by the General Partner in overseeing the 1998 operations of the Partnership.

     Incentive Management Fee

     The Partnership paid a $88,614 non-cumulative incentive management fee to the General Partner in 1999 and 1998 pursuant to terms of the Partnership Agreement.

     Supervisory Management Fee

     The Partnership Agreement provides for a supervisory management fee equal to 40% of the Partnership's available cash flow as defined, payable to the General Partner, of which, $161,034 and $12,290 were paid during 1999 and 1998 respectively.

     Asset Management Fee

     For its services in monitoring the operations of the Project, the Partnership is obligated to pay the General Partner an amount equal to the lessor of (1) available cash flow as defined in the Partnership Agreement and
(2) 1% of net rental income. $24,215 and $23,314 were paid during 1999 and 1998, respectively.

     Property Management Fee

     Pursuant to terms of the Property Management Agreement, the General Partner is obligated to manage the operations of the apartment complex. The General Partner shall receive a management fee from the Partnership in an amount not to exceed 4% of net rental income. $98,522 and $93,257 were paid during 1999 and 1998, respectively.

     Operating Deficit Guarantee Agreement

     On March 27, 1997, the Partnership executed a Operating Deficit Guaranty Agreement with the General Partner, whereby, the General Partner agreed to loan to the Partnership any funds required to fund operating deficits (as defined in the Agreement) of the Partnership incurred during the period commencing with the break-even date (as defined in the Agreement) and ending on the third anniversary of the break-even date. The guarantee amount shall not exceed 10% of the Partnership's first Mortgage Loan, net of the balance in the deficit reduction escrow account. The General Partner funded the escrow account $81,044 during 1998 and the account totaled $104,984 and $100,677 as of December 31, 1999 and 1998, respectively. At December 31, 1999, the General Partner is required to fund an additional $82,516 to the operating deficit escrow.

     Development Deficit Guaranty Agreement

     The General Partner has entered into an agreement with the Limited Partners, whereby, at the option of the Limited Partners, the General Partner may be required to (1) purchase the interests of the Limited Partners upon the occurrence of certain events described in the Development Deficit Guaranty Agreement and (2) pay all expenses of operating and maintaining the apartment complex in excess of the gross collections to the extent necessary to maintain break-even operations until the break-even date (as defined in the Agreement).

     Replacement Reserve Escrows

     The General Partner is required under a Replacement Reserve Guaranty Agreement to fund a replacement reserve escrow each month during the guaranty period to meet replacement reserve obligations. At December 31, 1999 and 1998, the Partnership held $ 90,495 and $103,366, respectively, in replacement reserves. The Partnership funded monthly reserve payments totaling of $96,504 during 1999.

     Debt Reduction Escrow

     On December 29, 1996, the Partnership entered into an escrow agreement with the Texas Department of Housing and Community Affairs (TDHCA), whereby; the Partnership placed $1,500,000 in a bank escrow account. The bank will deliver the entire balance to Mellon Mortgage Company to be paid toward the principal balance of the Mortgage Loan. The funds are not to be disbursed without approval from TDHCA. The Partnership will disburse any interest earned on this escrow account to the Class Z General Partner.

NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP
                 (Continued)

     Guarantee of Tax Credits

     Under the terms of the Partnership Agreement, the General Partner has the duty to use its best efforts to ensure that the Partnership qualifies for the maximum lawful low-income-housing tax credits. In the event that actual low-income-housing tax credits accruing to the benefit of the Investment Limited Partner are less than the amount of credits that were projected at the formation of the Partnership, the additional contributions of capital otherwise required of the Investment Limited Partner may be reduced, or constructive advances deemed made, in accordance with applicable procedures contained within the Partnership Agreement.

NOTE 5 - CONCENTRATIONS OF RISK

     The Partnership leases residential units under leases which require rent payments at the beginning of each month some of which are subsidized under the HUD Section 8 program. Each tenant is also required to make a security deposit of a portion of one month's rent. Credit risk associated with the lease agreements is limited to the amount of rents receivable from tenants and HUD less security deposits.

NOTE 6 - RELATED PARTY CONTINGENCY

     The Partnership Agreement provides that the permanent loan was to be refinanced by February 28, 1999 to provide the proceeds for a priority distribution to the Class Z General Partner of $1,500,000 plus interest. In the event a refinancing was not completed by February 28, 1999, the Partnership is required to utilize the debt reduction escrow to reduce the balance of the permanent loan and if permitted by the lender, to reduce the amortization schedule based on the reduced loan balance.

     As of December 31, 1999, the permanent loan has not been refinanced nor has the debt reduction escrow been released to the lender. The Class Z General Partner has filed suit against the Partnership and the General Partner for breach of contract, breach of fiduciary duty, fraud and negligent misrepresentation. The plaintiff is claiming damages in excess of $1,500,000 and requests rescission of the Partnership Agreement. The Partnership and the General Partner are vigorously contesting this claim and have filed a counterclaim for damages in excess of $1,200,000.

     The parties have agreed to mediate the legal proceedings and on December 14, 1999 an agreement was reached, whereby, the Partnership will make monthly distributions of $12,500 to the Class Z General Partner until the lawsuit is ultimately tried, settled or dismissed. The ultimate outcome of the litigation is uncertain. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 7 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The partnership's financial instruments consist of cash and notes payable. The partnership estimates that the fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the partnership using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Partnership could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 8 - PRIOR PERIOD ADJUSTMENT

     An error resulting in the $61,965 understatement of previously reported interest income and distributions to the Class Z General Partner in 1998 was corrected in 1999. The changes have no effect on previously reported partners' capital in aggregate. The following corrections were made to the 1998 financial statements.


                                            As Previously Reported   As Adjusted
                                            ------------------------------------
Interest Income                                $6,346                 $78,346
Distributions To Class Z General Partner       $    0                 $72,000

NOTE 9 - RELATED PARTY TRANSACTIONS

     The $77,184 due from related party on the accompanying December 31, 1999 balance sheet represents distributions made to the General Partner during 1999 in excess of amounts allowed under Partnership Agreement provisions.

     The $25,392 due to related parties on the accompanying December 31, 1999 balance sheet represents a $1,250 local administrative fee payable to the Special Limited Partner and a $24,142 distribution payable to the Limited Partner in accordance with Partnership Agreement provisions.

         ITEM 4. AUDITED FINANCIAL STATEMENTS FOR TVMJG - PUTNAM SQUARE LIMITED PARTNERSHIP FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                          INDEPENDENT AUDITORS' REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 1999


To the Partners of
TVMJG 1996 - Putnam Square Limited Partnership

     We have audited the balance sheet of TVMJG 1996 - Putnam Square Limited Partnership, as of December 31, 1999, and the related statements of operations, partners' equity and cash flows for the year then ended. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of TVMJG 1996 - Putnam Square Limited Partnership as of December 31, 1998, were audited by other auditors whose report dated March 11,1999, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVMJG 1996 - Putnam Square Limited Partnership, as of December 31, 1999 and the results of its operations, changes in partners' equity and cash flows for the period then ended in conformity with generally accepted accounting principles.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 13 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Thomas Stephen & Company, LLP
February 18, 2000

                          INDEPENDENT AUDITORS' REPORT
                      FOR THE YEAR ENDED DECEMBER 31, 1998


To the Partners
TVMJG 1996 - Putnam Square Limited Partnership

         We have audited the accompanying balance sheet of TVMJG 1996 - Putnam Square Limited Partnership as of December 31, 1998, and the related statements of operations, changes in partners' equity and cash flows for the year ended December 31, 1998. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVMJG 1996 - Putnam Square Limited Partnership as of December 31, 1998, and the results of its operations, the changes in partners' equity and cash flows for the year ended December 31,1998, in conformity with generally accepted accounting principles.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Fedder & Silverman
March 11, 1999

                  TVMJG 1996 Putnam Square Limited Partnership
                                 BALANCE SHEETS
                           December 31, 1999 and 1998


                                     ASSETS

                                                         1999            1998
--------------------------------------------------------------------------------
INVESTMENT IN REAL ESTATE
   Land                                              $   45,000    $    45,000
   Building                                           1,146,261      1,140,628
   Personal Property                                     72,199         63,000
                                                    -----------    -----------
TOTAL INVESTMENT IN REAL ESTATE                       1,263,460      1,248,628
   Accumulated Depreciation                            (148,797)      (110,889)
                                                    -----------    -----------
NET INVESTMENT IN REAL ESTATE                         1,114,663      1,137,739
                                                    -----------    -----------
OTHER ASSETS
   Cash                                                   3,606          3,212
   Tenant Security Deposits - Funded                      9,687          6,602
   Accounts Receivable - Tenants                          1,479          5,945
   Prepaid Expenses                                       3,790          3,477
   Organization costs, net                                7,806         12,854
                                                    -----------    -----------
   TOTAL OTHER ASSETS                                    26,368         32,090
                                                    -----------    -----------

TOTAL ASSETS                                        $ 1,141,031    $ 1,169,829
                                                    -----------    -----------


                       See notes to financial statements.

                  TVMJG 1996 Putnam Square Limited Partnership
                           BALANCE SHEETS (Continued)
                           December 31, 1999 and 1998


                        LIABILITIES AND PARTNERS' EQUITY

                                                         1999            1998
--------------------------------------------------------------------------------
LIABILITIES APPLICABLE TO INVESTMENT IN
REAL ESTATE
   Mortgage Note Payable                            $   400,000    $   400,000
   Accrued Interest on Mortgage Payable                 117,688         85,688
   Development Note Payable - General Partner           200,000        200,000
   Accrued  Interest on Development Note Payable         39,036         36,516
   Note  Payable                                              -         13,000
   Accounts Payable-Acquisition                          31,553         31,553
                                                    -----------    -----------
TOTAL LIABILITIES APPLICABLE TO INVESTMENT
IN REAL ESTATE                                          788,277        766,757
                                                    -----------    -----------
OTHER LIABILITIES
   Trade Payables                                         8,003         11,061
   Property Taxes Payable                                14,344          7,717
   Due to General Partner                                12,371          8,590
   Prepaid Rents                                            750              -
   Tenant Security Deposits                               8,055          7,163
                                                    -----------    -----------
TOTAL OTHER LIABILITIES                                  43,523         34,531
                                                    -----------    -----------
PARTNER'S EQUITY                                        309,231        368,541
                                                    -----------    -----------
TOTAL LIABILITIES AND PARTNERS' EQUITY              $ 1,141,031     $1,169,829
                                                    -----------    -----------

                       See notes to financial statements.

                  TVMJG 1996 Putnam Square Limited Partnership
                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 1999 and 1998


                                                         1999            1998
--------------------------------------------------------------------------------
INCOME
   Rental income                                    $    89,935    $    83,018
   Miscellaneous Tenant Income                            5,598          6,833
   Interest Income                                          160             96
   Gain on extinguishment of Debt                        13,000              -
                                                    -----------    -----------
TOTAL INCOME                                            108,693         89,947
                                                    -----------    -----------
EXPENSES
   Administrative                                        21,335         39,752
   Utilities                                             34,299         33,798
   Operating and Maintenance                             14,691         18,615
   Taxes and Insurance                                   19,408         17,817
   Financial                                             47,431         49,952
   Depreciation and Amortization                         42,956         43,837
                                                    -----------    -----------
TOTAL EXPENSES                                          180,120        203,771
                                                    -----------    -----------
NET LOSS                                               $(71,427)     $(113,824)
                                                    -----------    -----------

                       See notes to financial statements.

                  TVMJG 1996 Putnam Square Limited Partnership
                         STATEMENTS OF PARTNERS' EQUITY
                 For the Years Ended December 31, 1998 and 1999


                                        General        Limited
                                        Partner        Partner        Total
--------------------------------------------------------------------------------
Partners' Equity at Dec. 31, 1997       $ (1,976)      $ 375,914      $ 373,938
Contributions                                  -         108,427        108,427
Net Loss                                  (1,138)       (112,686)      (113,824)
                                       ----------      ----------     ----------
Partners' Equity at Dec. 31, 1998         (3,114)        371,655        368,541
                                       ----------      ----------     ----------
Contributions                                  -          12,117         12,117
Net Loss                                    (714)        (70,713)       (71,427)
                                       ----------      ----------     ----------
Partners' Equity at Dec. 31, 1999      $  (3,828)       $313,059       $309,231
                                       ----------      ----------     ----------


                       See notes to financial statements.

                  TVMJG 1996 Putnam Square Limited Partnership
                             STATEMENTS OF CASH FLOW
                 For the Years Ended December 31, 1998 and 1999

                                                  1999           1998
--------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income (Loss)                              $   (71,427)   $   (113,824)
                                                    -----------    -----------
Adjustments to Reconcile Net Income (Loss) to
Net Cash Provided by Operating Activities:
   Depreciation and Amortization                       42,956          43,837
   Forgiveness of debt                                (13,000)              -
Decrease (Increase) in Operating Assets:
   Tenant Security Deposits                            (3,085)              -
   Accounts Receivable                                  4,466          (3,371)
   Prepaid Expenses                                       313          (3,477)
   Organizational Costs                                     -          (5,234)
Increase (Decrease) in Operating Liabilities:
   Accounts Payable - Trade                            (3,058)         (8,779)
   Accounts Payable - General Partner                   3,781               -
   Accrued Interest Payable                            34,520          46,000
   Other Accrued Expenses (Taxes)                       6,627               -
   Deferred Rental Credits                                750               -
   Security Deposits                                      892          (2,276)
                                                    -----------    -----------
 TOTAL ADJUSTMENTS                                     74,536          66,700
                                                    -----------    -----------

NET CASH PROVIDED BY (USED IN) OPERATING EXPENSES       3,109         (47,124)
                                                    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Investment in Rental Property                      (14,832)        (59,591)
   Withdrawals from Escrow Accounts, Net                    -           1,500
                                                    -----------    -----------
NET  CASH (USED IN) INVESTING ACTIVITIES              (14,832)        (58,091)
                                                    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Capital Contributions                               12,117         108,427
                                                    -----------    -----------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES    12,117         108,427
                                                    -----------    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS                 394           3,212

CASH AND CASH EQUIVALENTS BEGINNING OF YEAR             3,212               -
                                                    -----------    -----------
CASH AND CASH EQUIVALENTS END OF YEAR               $   3,606       $   3,212
                                                    -----------    -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for:
   Interest                                        $   11,480       $   3,952
                                                    -----------    -----------

                       See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND ORGANIZATION

     TVMJG 1996 - Putnam Square Limited Partnership (the "Partnership") was formed in Connecticut on February 2, 1996. Under the terms of the First Amendment to the Second Amended and Restated Agreement of Limited Partnership dated April 26, 1996 (the "Partnership Agreement"), the General Partner is Putnam Homes for America Holdings, Inc., (the "General Partner") and the Limited Partner is U.S.A. Institutional Tax Credit Fund IV, (the "Limited Partner"). The General Partner has a 1% interest in the Partnership, while the Limited Partner's interest is 99%.

     The Partnership was organized to acquire, develop, and operate an 18 unit rental housing project in Bridgeport, Connecticut.

     The project has qualified and been allocated low- income housing credits pursuant to Internal Revenue Code Section 42 ("Section 42") which regulates the use of the project as to occupant eligibility and unit gross rent, among other requirements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Partnership are prepared on the accrual basis of accounting and in accordance with generally accepted accounting principles.

     Rental Property

     Investment in rental property is carried at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Buildings and improvements are depreciated over 40 years using the straight-line method. Equipment is depreciated over seven years using an accelerated method.

     Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

     Organization Costs

     Organization Costs are amortized over 60 months using the straight-line method.

     Income Taxes

     No federal income taxes are payable by the Partnership and none have been provided in the accompanying financial statements. The Partners' are to include their respective share of Partnership income or loss in their separate returns.

     The Partnership's tax returns are subject to examination by Federal taxing authorities. The tax laws rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Partnership to make adjustments, the profits or losses allocated to the Partners would be adjusted accordingly. No examination is currently in process.

     Rental Income

     Rental income is recognized as rentals become due under the terms of operating leases with Project tenants. Rental payments received in advance are deferred until earned.

     Reclassification

     Certain amounts in 1998 have been reclassified to conform with 1999 presentation.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 - LONG TERM DEBT

     The Partnership is obligated under a $400,000 promissory note. The note bears interest at 8% per annum. Monthly payments of principal and interest of $3,087 are due to the extent of surplus cash as defined in the note. The note matures on January 1, 2014 and is secured by an open-ended mortgage deed and security agreement. In both 1999 and 1998 interest expense of $32,000 was charged to operations.

     At December 31, 1999 and 1998 the balance of the note was $400,000 and accrued interest was $117,688 and $85,688, respectively. No payments have been made as of December 31, 1999 due to insufficient cash flow. The Partnership does not expect to make payments in the foreseeable future.

     The liability of the Partnership under the note is limited to the underlying value of the real estate collateral plus other amounts deposited with the lender.

     The Partnership is obligated under a promissory note to the General Partner in the amount of $200,000 in connection with the development fee. The note bears interest at the rate of 7% per annum and is payable from cash flow as defined in the partnership agreement. The note matures December 31, 2006 and is unsecured. During both 1999 and 1998 interest expense of $14,000 was charged to operations. As of December 31, 1999 and 1998 the balance of the note was $200,000 and accrued interest was $39,036 and $36,516, respectively.

NOTE 4 - CAPITAL CONTRIBUTION

     The Limited Partner contributed $692,065 of capital to the Partnership, of which, $12,117 and $108,427 were paid during the years ended December 31, 1999 and 1998, respectively. The General Partner is responsible for a $100 contribution, which is outstanding as of December 31, 1999.

NOTE 5 - RELATED PARTIES TRANSACTIONS

     Development Fee

     Pursuant to a development fee agreement, the Partnership is obligated to pay a development fee of $200,000 to the General Partner. The fee has been capitalized as part of buildings and improvements. As of December 31, 1999, the entire fee remains payable. The payment of the development fee has been deferred and the obligation to pay such fee is evidenced by a promissory note (see Note
3).

     Partnership Administrative Fee

     For its services in managing the operations of the Partnership, the General Partner earns an annual partnership administrative fee. The fees are cumulative and are payable from net cash flow, as described in Note 8. In no event shall the fee exceed $40,000 each year. No fees were paid during 1999 and 1998 due to insufficient cash flow.

     Operating Deficit Guaranty

     The General Partner has agreed to fund operating deficits up to the date of achievement of breakeven operations in an unlimited amount. Upon breakeven and through the fifth anniversary of breakeven operations the obligation is limited to $60,000.

     Breakeven operations is defined in the partnership agreement as the earlier date in which the following occurs:

1. three consecutive months in which cash revenue exceeds accrued operational expenses (on an accrual basis), debt-service, mortgage escrow deposits and reserve for replacements, or

2. The date in which income from operations exceeds operational expenses for a twelve month period as reported in an annual audited financial statement of the Partnership.

     As of December 31, 1999, break-even operations had not occurred. The General Partner made operating deficit loans to the Partnership in the amounts of $12,371 and $8,590 as of December 31, 1999 and 1998, respectively.

NOTE 6 - CONCENTRATIONS OF RISK

     The Partnership obtains a credit report on prospective tenants prior to entering into a lease agreement and generally requires a security deposit equal to a portion of one month's rent. Credit risk associated with leases is limited to the amount of rent receivable from tenants less security deposits.

NOTE 7 - OPERATING AND REPLACEMENT RESERVES

     The Partnership agreement requires that a minimum of $200 per unit be deposited annually into a segregated bank account until such time as the reserve fund equals 5% of the mortgage loan. There were no reserve deposits made during 1999 or 1998. The Partnership's delinquent deposits to the reserve totaled $14,400 and $10,800 as of December 31, 1999 and 1998, respectively.

     An   operating   reserve  fund  is  required  to  be  funded  from  capital contributions of the Limited Partner in the amount of $20,000. No deposits have been made into the operating reserve fund as of December 31, 1999.

NOTE 8 - PARTNERSHIP PROFITS, LOSSES, AND DISTRIBUTIONS

     Profits, losses, and tax credits generally are to be allocated to the Partners' in accordance with their ownership interests.

     Cash flow, as defined in the partnership agreement, is to be distributed as follows:

1.   50% to pay operating deficit loans.

     Of the remaining cash flow:

1. 75% to the General Partner as payment of the development note and thereafter as payment of the partnership administration fee.

2.   25% to the Limited Partner.

     Beginning in 1996, to the extent that there is not sufficient cash flow to distribute at least $3,000 to the Limited Partner, the General Partner or the management agent is required to fund the shortfall to the Limited Partner. No amounts were funded or advanced as of December 31, 1999.

     Gain from a capital transaction is allocable as follows:

1. To the extent proceeds are available, to all Partners' having negative capital account balances, an amount equal to such Partners' negative balance.

2. To each Partner in the amount and to the extent necessary to increase their capital accounts so that proceeds from the transaction are distributed in accordance with the Partners' respective capital accounts.

     Loss from a capital transaction is allocable as follows:

1.   To the Partners in proportion to their positive capital account balances.

2. To the Partners in accordance with the manner in which they bear an economic risk of such loss.

NOTE 9 - CONTINGENCY

     The project's low income housing credits are contingent on its ability to maintain compliance with applicable sections of Section 42. Failure to maintain compliance with occupant eligibility, and/or gross rent, or to correct noncompliance within a specified time period could result in recapture of previously taken tax credits plus interest. In addition, such potential noncompliance may require an adjustment to the capital contributed by the Limited Partner.

NOTE 10 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Partnership's financial instruments consist of cash and notes payable. The Partnership estimates that the fair value of all its financial instruments does not differ materially from their aggregate carrying values in the accompanying balance sheet. The estimated fair value amounts have been determined by the Partnership using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not indicative of the amounts that the Partnership could realize in a current market exchange. None of the financial instruments are held for trading purposes.

Statement of
Profit and Loss
Department of Housing and Urban Development
Office of Housing
Federal Housing Commissioner
OMB Approval No. 2502-

0052 (Exp. 1/31/95)

     Public Reporting Burden for this collection of information is estimated to average 1.0 hours per response, including the time for reviewing instructions, searching existing datasources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and urban Development, Washington, D.C. 20410-3600 and to the Office of management and Budget, Paperwork Reduction Project (2502-0052), Washington, D.C. 20503. Do not send this completed form to either of these addresses.



For Month/Period
Beginning: 1/1/99
Ending: 12/31/99

Part I              Description of Account                            Acct. No.      Amount*
---------------------------------------------------------------------------------------------
                    Apartments or Member Carrying Charges (Coops)     5120           $89,935
                    Tenant Assistance Payments                        5121
Rental              Furniture and Equipment                           5130
Income              Stores and Commercial                             5140
5100                Garage and Parking Space                          5170
                    Flexible Subsidy Income                           5180
                    Miscellaneous (specify)                           5190
                    Total Rent Revenue Potential at 100% Occupancy                   $89,935
---------------------------------------------------------------------------------------------
                    Apartments                                        5220
                    Furniture and Equipment                           5230
Vacancies           Stores and Commercial                             5240
5200                Garage and Parking Spaces                         5270
                    Miscellaneous (specify)                           5290
                    Total Vacancies                                                        0
                    Net rental Revenue Rent Revenue Less Vacancies                   $89,935
---------------------------------------------------------------------------------------------
                    Elderly and Congregate Services Income            5300
                    Total Service Income (Schedule Attached)          5300
                    Interest Income-Project Operations                5410              $160
Financial           Income from Investments-Residual Receipts         5430
Revenue             Income from Investments-Reserve for Replacements  5440
5400                Income from Investments-Miscellaneous             5490
                    Total Financial Revenue                                             $160
---------------------------------------------------------------------------------------------
                    Laundry and Vending                               5910              $640
                    NSF and Late Charges                              5920
Other               Damages and Cleaning Fees                         5930
Revenue             Forfeited Tenant Security Deposits                5940
5900                Other Revenue (specify)                           5990           $17,958
                    Total  Other Revenue                                            $108,693
                    Total Revenue                                                    $18,598
---------------------------------------------------------------------------------------------
                    Advertising                                       6210             $ 541
                    Other Administrative Expense                      6250              $190
                    Office Salaries                                   6310
                    Office Supplies                                   6311              $374
                    Office or Model Apartment Rent                    6312
Administrative      Management                                        6320
Expenses            Manager or Superintendent Salaries                6330
6200/6300           Manager or Superintendent Rent Free Unit          6331
                    Legal Expenses (Project)                          6340            $4,764
                    Auditing Expenses (Project)                       6350           $12,103
                    Bookkeeping Fees/Accounting Services              6351
                    Telephone and Answering Service                   6360            $1,335
                    Bad Debts                                         6370
                    Miscellaneous Administrative Expenses (specify)   6390            $2,028
                    Total Administrative Expenses                                    $21,335
---------------------------------------------------------------------------------------------
                    Fuel Oil/Coal                                     6420
Utilities           Electricity (Light and Misc. Power)               6450            $8,199
Expense             Water                                             6451            $6,942
6400                Gas                                               6452           $14,589
                    Sewer                                             6453            $4,569
                    Total Utilities Expense                                          $34,299
---------------------------------------------------------------------------------------------


                                    Page 88

---------------------------------------------------------------------------------------------
                    Janitor and Cleaning Payroll                           6510
                    Janitor and Cleaning Supplies                          6515       $3,441
                    Janitor and Cleaning Contract                          6517
                    Exterminating Payroll/Contract                         6519
                    Exterminating Supplies                                 6520
                    Garbage and Trash Removal                              6525       $4,452
                    Security Payroll/Contract                              6530
                    Grounds Payroll                                        6535
                    Grounds Supplies                                       6536
Operating and       Grounds Contract                                       6537
Maintenance         Repairs Payroll                                        6540
Expenses            Repairs Material                                       6541       $3,335
6500                Repairs Contract                                       6542
                    Elevator Maintenance/Contract                          6545       $2,072
                    Heating/Cooling Repairs and Maintenance                6546
                    Swimming Pool Maintenance/Contract                     6547
                    Snow Removal                                           6548
                    Decorating Payroll/Contract                            6560
                    Decorating Supplies                                    6561
                    Other                                                  6570       $1,391
                    Miscellaneous Operating and Maintenance Expenses       6590
                    Total Operating and Maintenance Expenses                         $14,691
---------------------------------------------------------------------------------------------
                    Real Estate Taxes                                      6710      $13,879
                    Payroll Taxes (FICA)                                   6711
                    Miscellaneous Taxes, Licenses and Permits              6719
Taxes               Property and Liability Insurance (Hazard)              6720       $5,529
and                 Fidelity Bond Insurance                                6721
Insurance           Workers' Compensation                                  6722
6700                Health Insurance and Other Employee Benefits           6723
                    Other Insurance (specify)                              6729
                    Total Taxes and Insurance                                        $19,408
---------------------------------------------------------------------------------------------
                    Interest on Bonds Payable                              6810
                    Interest on Mortgage Payable                           6820      $32,000
Financial           Interest on Notes Payable (Long-Term)                  6830      $14,001
Expenses Interest   on Notes Payable (Short-Term)                          6840
6800                Mortgage Insurance Premium/Service Change              6850
                    Miscellaneous  Financial Expenses                      6890      $ 1,430
                    Total Financial Expenses                                         $47,431
---------------------------------------------------------------------------------------------
Elderly &           Total Service Expenses-Schedule Attached               6900
Congregate          Total Cost of Operations Before Depreciation                    $137,164
Services            Profit ((Loss) Before Depreciation                              ($28,471)
6900                Expenses Depreciation (Total)-6600 (specify)           6600      $42,956
                    Operating Profit or (Loss)                                      $(71,427)
---------------------------------------------------------------------------------------------
                    Officer Salaries                                       7110
Corporate or        Legal Expenses (Entity)                                7120
Mortgagor           Taxes (Federal-State-Entity)                           7130-32
Entity              Other Expenses (Entity)                                7190
Expenses            Total Corporate Expenses                                              $0
7100                Net Profit or (Loss)                                            $(71,427)
---------------------------------------------------------------------------------------------



Warning: HUD will prosecute false claims and statements. Conviction may result in criminal and/or civil penalties. (16 U.S.C. 1001, 1010, 1012; 31 U.S.C. 3729,
3802)


Miscellaneous or other Income and Expense sub-account Groups. If miscellaneous or other income and/or expense sub-accounts (5190, 5290, 5490, 5990, 5390, 6590, 6729, 6890, and 7190) exceed the Account Groupings by 10% or more, attach a separate schedule describing or explaining the miscellaneous income or expense.

Part II

1. Total principal payments required under the mortgage, even if payments under the Workout Agreement are less or more than those required under the
     mortgage   NONE

2.   Replacement  Reserve  deposits  required  by the  Regulatory  Agreement  or
     Amendments  thereto,  even if  payments  may be  temporarily  suspended  or
     waived.    NONE

3.   Replacement  or Planting  Reserve  releases  which are  included as expense
     items on this Profit and Loss statement.   NONE

4.   Project  Improvement  Reserve  Releases under the Flexible  Subsidy Program
     that are included as expense items on this profit and Statement.   N/A

       ITEM 5. AUDITED FINANCIAL STATEMENTS FOR MIDDLEBURY/ELKHART, L.P. FOR
                   THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                         INDEPENDENT AUDITORS' REPORT

To the Partners of
Middlebury Elkhart, L.P.

     We have audited the balance sheets of Middlebury Elkhart, L.P., as of December 31, 1999 and 1998, and the related statements of operations, partners' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlebury Elkhart, L.P., as of December 31, 1999 and 1998, and the results of its operations, changes in partners' equity and cash flows for the years then ended in conformity with generally accepted accounting principles.


Thomas Stephen & Company, LLP
March 10, 2000

                             MIDDLEBURY/ELKHART, LP
                                 BALANCE SHEETS
                           December 31, 1999 and 1998

                                     ASSETS
                                                      1999            1998
--------------------------------------------------------------------------------
CURRENT ASSETS
     Cash                                         $  29,690      $  332,151
     Working capital reserves                        66,145          64,738
     Tenant receivables                              10,155               -
     Subscriptions receivable                       212,102               -
     Due from general partner                         4,372               -
                                                 ----------      ----------
TOTAL CURRENT ASSETS                                322,464         396,889
                                                 ----------      ----------
RESTRICTED DEPOSITS AND FUNDED RESERVES
     Restricted mortgage funds                    1,229,877       2,176,840
     Replacement reserves                           203,294               -
     Demolition escrow                                    -          10,000
     Operating deficit reserves                     153,120               -
                                                 ----------      ----------
TOTAL RESTRICTED DEPOSITS/RESERVES                1,586,291       2,186,840
                                                 ----------      ----------

RENTAL PROPERTY
     Land                                            87,823          70,000
     Buildings                                    1,916,961         797,527
     Furniture, fixtures and equipment               30,591          29,096
     Construction in progress                       389,293         216,667
                                                 ----------      ----------
                                                  2,424,668       1,113,290
     Less accumulated depreciation                  (39,166)           (927)
                                                 ----------      ----------
NET RENTAL PROPERTY                               2,385,502       1,112,363
                                                 ----------      ----------

OTHER ASSETS
     Bond issuance costs, net                       248,207         278,250
     Loan financing fees, net                       106,784         110,466
                                                 ----------      ----------
TOTAL OTHER ASSETS                                  354,991         388,716
                                                 ----------      ----------
TOTAL ASSETS                                     $4,649,248      $4,084,808
                                                 ----------      ----------

                             MIDDLEBURY/ELKHART, LP
                           BALANCE SHEETS (Continued)
                           December 31, 1999 and 1998

                        LIABILITIES AND PARTNERS' EQUITY

                                                    1999            1998
--------------------------------------------------------------------------------
CURRENT LIABILITIES
     Accounts payable                             $   3,578      $   47,353
     Contractor payable                             171,303               -
     Current portion of mortgage payable             20,140               -
     Real estate taxes payable                       48,184          52,627
     Accrued interest                                 9,569               -
     Prepaid rent                                     3,318               -
     Advances from general partner                        -         146,978
                                                 ----------      ----------
TOTAL CURRENT LIABILITIES                           256,092         246,958
                                                 ----------      ----------
TENANT SECURITY DEPOSITS                             10,575          10,845
                                                 ----------      ----------
LONG-TERM LIABILITIES
     Note payable                                 3,216,760       3,236,900
     Developer fees payable                          56,509          38,689
                                                 ----------      ----------
TOTAL LONG-TERM LIABILITIES                       3,273,269       3,320,589
                                                 ----------      ----------
TOTAL LIABILITIES                                 3,539,936       3,578,392
                                                 ----------      ----------
PARTNERS' EQUITY                                  1,109,312         506,416
                                                 ----------      ----------
TOTAL LIABILITIES AND PARTNERS' EQUITY            4,649,248       4,084,808
                                                 ----------      ----------

                             MIDDLEBURY/ELKHART, LP
                             STATEMENT OF OPERATIONS
                           December 31, 1999 and 1998


                                                    1999            1998
--------------------------------------------------------------------------------
REVENUES
     Rental income                               $  515,730       $  18,215
     Other tenant income                              8,301               -
     Interest income                                  8,005               -
                                                 ----------      ----------
     Total Revenues                                 532,036          18,215
                                                 ----------      ----------
EXPENSES
     Administrative                                 133,889           4,878
     Utilities                                       72,819             340
     Maintenance                                     71,578               -
     Property Management Fees                        31,442               -
     Taxes                                           53,607           3,654
     Insurance                                       42,137               -
     Interest                                        35,290               -
     Depreciation and amortization                   50,480             927
                                                 ----------      ----------
Total Expenses                                     491,242            9,799
                                                 ----------      ----------
NET INCOME                                       $  40,794       $    8,416
                                                 ----------      ----------

                             MIDDLEBURY/ELKHART, LP
                          STATEMENT OF PARTNERS' EQUITY
                           December 31, 1999 and 1998


                                   General        Investor       Administrative
                                   Partner        Limited        Limited
                                                  Partner        Partner             Total
------------------------------------------------------------------------------------------------
Contributions                      $     -        $  498,000     $       -            $  498,000
Net Income                               8             8,407             1                 8,416
                                   ----------     ----------     ----------           ----------
Balance at Dec. 31, 1998                 8           506,407             1               506,416
                                   ----------     ----------     ----------           ----------
Contributions                            -           350,000             -               350,000
Subscriptions receivable                 -           212,102             -               212,102
Net Income                              40            40,750             4                40,794
                                   ----------     ----------     ----------           ----------
Balance at Dec. 31, 1999           $    48        $1,109,259     $       5            $1,109,312
                                   ----------     ----------     ----------           ----------

See notes to financial statements.

                             MIDDLEBURY/ELKHART, LP
                            STATEMENTS OF CASH FLOWS
                           December 31, 1999 and 1998


                                                         1999            1998
--------------------------------------------------------------------------------
Cash flows from operating activities
  Net income (loss)                                   $  40,794      $    8,416
                                                     -----------     -----------
Adjustments to reconcile net income (loss)
to net cash provided by operating activities
  Depreciation and amortization                          50,480             927
  Increase (decrease) in accounts payable               (43,775)          1,353
  Increase in operating escrows                        (154,526)        (64,738)
  Increase (decrease) in real estate taxes payable       (4,443)          3,564
  Increase in interest payable                            9,569               -
  Decrease in security deposits                            (270)              -
  Increase in accounts receivable                       (10,155)              -
  Decrease in advances from related parties, net       (142,606)              -
  Increase in prepaid rent                                3,318               -
Total adjustments                                      (292,408)        (58,894)
                                                     -----------     -----------
Net cash used in operating activities                  (251,614)        (50,478)
                                                     -----------     -----------
Cash flows from investing activities
  Increase in replacement reserves                     (203,294)              -
  Increase (decrease) in project improvement fund        10,000         (10,000)
  Payments for rental property                       (1,088,056)       (801,715)
  Construction in progress expenditures                 (66,460)        (50,000)
                                                     -----------     -----------
Net cash used in investing activities                (1,347,810)       (861,715)
                                                     -----------     -----------
Cash flows from financing activities
  Partner's capital contributions                       350,000         498,000
  Cash payments for bond issuance costs                       -        (203,250)
  Cash payments for financing costs                           -        (110,466)
  Proceeds from issuance of long-term debt              946,963       1,060,060
                                                     -----------     -----------
Net cash provided by financing activities             1,296,963       1,244,344
                                                     -----------     -----------
Net increase in cash and cash equivalents              (302,461)       (332,151)
                                                     -----------     -----------
Cash and equivalents, beginning of year                 332,151               -
                                                     -----------     -----------
Cash and equivalents, end of year                        29,690         332,151
                                                     -----------     -----------
Supplemental disclosures of cash flow information
   Cash paid during year for interest                $   77,753      $        -
                                                     -----------     -----------


See notes to financial statements.

NOTE 1 - NATURE OF BUSINESS AND ORGANIZATION

     Middlebury Elkhart, L.P. (the "Partnership") was formed in Indiana on July 21, 1997. Under the terms of the Amended and Restated Agreement of Limited Partnership dated December 1, 1998 (the "Partnership Agreement"), the general partner is Prairie Village- Homes for America, Inc. (the "General Partner"), the investor limited partner is Alliant Tax Credit Fund V Limited Partnership (the "Investor Limited Partner") and the administrative limited partner is Alliant Tax Credit V, Inc. (the "Administrative Limited Partner").

     The Partnership was organized to acquire, rehabilitate and operate a 120-unit apartment building (including land), in Elkhart, Indiana, for rental to low-income tenants (the "Project"). The Project was acquired on December 16, 1998 and the rehabilitation is expected to be completed in 2000.

     The Project has applied to receive an allocation of low income housing tax credits from the Indiana Housing Finance Authority under Section 42 of the Internal Revenue Code of 1986, as amended. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income.

     The Project is financed and constructed under Section 221(d)(4) of the National Housing Act, as amended, and is administered by the U.S. Department of Housing and Urban Development (HUD). Under this program the Partnership provides housing to the low and moderate income, subject to regulation by HUD as to rental charges and operating methods. Section 221(d)(4) is a major HUD program.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the partnership are prepared on the accrual basis of accounting and in accordance with generally accepted accounting principles.

     Rental Property

     Land, buildings, furniture and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

     Buildings and Improvements        40    years
     Furniture and Fixtures             7    years
     Equipment                          5    years

     Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred.

     Amortization

     Bond issuance costs of $256,766 and permanent financing costs of $110,466 were capitalized and will be amortized using the straight-line method over the 30-year life of the mortgage and related bonds.

     Income Taxes

     No federal income taxes are payable by the Partnership and none have been provided in the accompanying financial statements. The partners are to include their respective share of Partnership income or loss in their separate tax returns.

     The Partnership's tax returns are subject to examination by Federal taxing authorities. The tax laws rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the partnership to make adjustments, the profits or losses allocated to the partners would be adjusted accordingly. No examination is currently in process.

     Rental Income

     Rental income is recognized as rentals become due under the terms of operating leases with Project tenants. Rental payments received in advance are deferred until earned.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Partnership considers investments purchased with an original maturity of three months or less to be cash equivalents.

     Reclassifications

     Certain amounts in the 1998 financial statements have been reclassified to conform to their 1999 presentation.

NOTE 3 - LONG TERM DEBT

     To partially finance the acquisition and renovation of the Project, on December 15, 1998, the Partnership entered into a $3,236,900 HUD-insured Section 221(d)(4) mortgage loan agreement with Patrician Financial Company Limited Partnership (the "Lender") relating to the issuance of $2,380,000 Tax-Exempt Multifamily Housing Mortgage Revenue Refunding Bonds Series 1998A and $850,000 Taxable Multifamily Housing Mortgage Revenue Refunding Bonds Series 1998B (the "Bonds"). The Bonds are GNMA Collateralized and are issued by the City of Elkhart, Indiana. The bonds are assigned to Chase Manhattan Trust Company, National Association, as trustee.

     The loan bears interest at 5.85% per annum with interest only monthly payments due through June 2000. Beginning in July 2000, monthly principal and interest payments of $19,096 are payable for 30 years. The mortgage loan is non-recourse to the Partnership's General Partner and is secured by the Partnership's rental property and future rental revenues.

     The loan agreement requires monthly payment of principal and interest sufficient to meet sinking fund requirements for payment of amounts due under the bonds based on their varying maturities and interest rates. Principal amounts, maturity dates and interest rates on the Series A Bonds are as follows:
(1)  $420,000  on May 20,  2018 at 5.25% and (2)  $1,960,000  on May 20, 2030 at
5.35%. Principal amounts, maturity dates and interest rates on the Series B Bonds are as follows: (1) $385,000 on May 20, 2008 at 6.125% and (2) $465,000 on
May 20, 2014 at 6.60%.

     Required repayments of principal on the mortgage note for the next five years are as follows:

             December 31, 2000                $  20,140

                          2001                   42,086

                          2002                   44,615

                          2003                   47,296

                          2004                   50,138

                    Thereafter                3,032,625
                                             ----------
                         Total               $3,236,900
                                             ----------

NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP

     Capital Contributions and Allocations of Profit, Loss, Tax Credits, and Cash Flow

     The General Partner and the Administrative Limited Partner are to contribute $100 each for a .1% interest and .01% interest, respectively, in the Partnership. The Limited Partner is to contribute $1,060,506 for a 99.89% interest in the Partnership. The Investor Limited Partner contributed $498,000 in 1998 and $350,000 in January 1999. The final installment of $212,102 is payable upon the later of: (1) closing and funding of the mortgage loan (2) construction completion (3) issuance of occupancy certificates (4) completion of cost certification (5) issuance by the Tax Credit Agency of Forms 8609 and (6) rental achievement, as defined. During 1999 the Partnership's management elected to record the remaining $212,102 capital contribution as a subscription receivable.

     Profits, losses, and tax credits generally are to be allocated to the partners in accordance with their ownership interests.

     Cash from operations, as defined, is to be distributed annually as follows:

     1. To the Investor Limited Partner for any unpaid tax credit shortfall;

     2. To the payment of any interest on voluntary partner loans;

     3. To the payment of any principal on voluntary partner loans;

     4. To the payment of any unpaid Asset Management Fees;

     5. To the payment of any unpaid Developer Fees;

     6. To the payment of any fees pursuant to the Supervisory Agent and Incentive Management Agreement and;

     7. The balance to be paid 80% to the General Partner, .01% to the Administrative Limited Partner and 19.99% to the Investor Limited Partner.


NOTE 4 - CERTAIN PROVISIONS OF THE AGREEMENT OF LIMITED PARTNERSHIP
    (Continued)

     Guaranty of Tax Credits

     Under the terms of the Partnership Agreement, the General Partner has the duty to use its best efforts to ensure that the Partnership qualifies for the maximum lawful low-income- housing tax credits. In the event that actual low-income-housing tax credits accruing to the benefit of the Investment Limited Partner are less than the amount of credits that were projected at the formation of the Partnership, the contributions of capital otherwise required of the Investment Limited Partner may be reduced, or constructive advances deemed made, in accordance with applicable provisions of the Partnership Agreement.

     Operating Deficit and Completion Guarantees

     The General Partner is obligated to make loans to the Partnership as necessary to fund operating expenses, debt service payments, reserve and escrow accounts, capital improvements and maintenance expenses that occur during certain specified periods, as defined. Additionally, the General Partner has guaranteed to fund any cost overruns necessary to complete the Project. Any such loans bear no interest, and are repayable in accordance with provisions of the Partnership Agreement.

     Operating Deficit and Replacement Reserves

     The Partnership funded a $150,000 operating deficit reserve from the proceeds of the mortgage loan. The operating reserve must be funded at this level for the first two years of operation.

     Pursuant with terms of the HUD regulatory agreement and upon mortgage closing, the Partnership funded a $200,000 repair and replacement reserve for capital improvements and repairs. Monthly payments of $1,079 are required concurrent with the beginning of mortgage principle amortization. No replacement reserves were funded during 1999.

     The operating deficit and replacement reserve escrows were funded in January 1999 from the proceeds of an Investor Limited Partner capital contribution. The operating deficit and replacement reserve funds held $153,120 and $203,294, respectively, as of December 31, 1999.


NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

     Amounts due to/from related parties at December 31, 1999 and 1998 in the accompanying balance sheet, consist of the following:


                                           1999             1998
--------------------------------------------------------------------------------
Developer Fees due General Partner         $  56,509        $    83,689
Advances from General Partner-Acquisition                       146,978
Advances to General Partner                   (4,372)                 -
                                           -----------      -----------
                                           $  52,137        $   230,667
                                           -----------      -----------

     Advances from General Partner

     At December 31, 1998, the General Partner had made non-interest bearing advances of $146,978 to fund project acquisition costs.

     Development Fees

     On August 1, 1998, the Partnership entered into a Development Agreement with the General Partner to render development services for construction of the Project. The total fee due under the agreement is $236,092. As of December 31, 1999 and 1998 $155,732 and $83,689 had been earned, respectively, and recorded as construction in progress on the accompanying balance sheet. The unpaid developer fee of $56,509 and $83,689 as of December 31, 1999 and 1998, respectively, is included as a long-term liability on the accompanying balance sheets. The liability is non-interest bearing and will be repaid out of distributable cash from operations, as defined.

     Supervisory Agent and Incentive Management Fee

     The Partnership has entered into a supervisory management and incentive agreement with the General Partner for its services in managing and directing the business of the Partnership and the Project. Commencing in 1999 the Partnership shall pay the General Partner an annual fee equaling 80% of net cash flow, as defined. The fee shall not exceed 12% of gross rental income and is paid subject to the Partnership Agreement distributable cash flow, as defined. No supervisory management fees or incentive management fees were paid during 1999 and 1998.

     Asset Management Fee

     Commencing in 1999, the Partnership is obligated to pay the Investor Limited Partner an annual $7,500 asset management fee for its services in monitoring the operations of the property. The fee adjusts annually by the consumer price index and is subject to the Partnership Agreement distributable cash flow, as defined. No asset management fees were paid during 1999 and 1998.

NOTE 6 - CONCENTRATIONS OF RISK

     The Partnership obtains a credit report on prospective tenants prior to entering into a lease agreement and generally requires a security deposit equal to a portion of one month's rent. Credit risk associated with leases is limited to the amount of rent receivable from tenants less security deposits.

NOTE 7 - PROPERTY MANAGEMENT FEES

     The Partnership entered into a property management agreement with a third party to operate, manage and lease the property during an interim period. During 1999, an affiliate of the General Partner assumed management of the Property under the same terms. Total property management fees paid during 1999 were $31,442 (6% of gross receipts), of which, $18,771 was paid to a related party.

NOTE 8 - TAX EXEMPT STATUS

     The tax-exempt status of the interest on the Bonds is conditioned upon the Partnership complying with the Internal Revenue Code, as amended, and applicable Treasury Regulations as they relate to the issuance of the Bonds. In addition to the requirements relating to the renting of units to persons of low to moderate income, the Partnership must make rehabilitation expenditures in an amount equal to at least 15% of the cost of acquiring the Project buildings. Failure to comply may result in the loss of tax-exempt status of the interest on the Bonds retroactive to their issuance. As of December 31, 1999, the Partnership's management believes the Partnership has maintained these requirements.

NOTE 9 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The Partnership's financial instruments consist of cash and notes payable. The partnership estimates that the fair value of all its financial instruments does not differ materially from their aggregate carrying values in the accompanying balance sheet. The estimated fair value amounts have been determined by the partnership using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Partnership could realize in a current market exchange. None of the financial instruments are held for trading purposes.

NOTE 10- RESTRICTED CASH

     At December 31, 1998, the Partnership funded a $10,000 demolition escrow held by the Lender for payment of project rehabilitation costs. The funds were disbursed during 1999 to renovate the project. Additionally, the project has funded $66,145 and $64,738 of operating reserves held by the lender at December 31, 1999 and 1998, respectively, to satisfy Project operating and mortgage loan requirements.

     At December 31, 1999 and 1998, the Lender held  $1,229,877 and  $2,176,840, respectively, of cash restricted for mortgage loan proceeds to the Partnership. The remaining balance will be loaned to the Partnership in 2000 to fund the renovation of the Project.

NOTE 11 - UNINSURED CASH BALANCES

     The Partnership may at times maintain cash balances at financial institutions which exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that would have resulted from that risk totaled $232,151 at December 31, 1998. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 12 - CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

     The Partnership's sole asset is the Project. The Partnership's operations are concentrated in the multifamily real estate market. In addition, the Partnership operates in a heavily regulated environment. The operations of the Partnership are subject to administrative

NOTE 12 - CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS (Cont'd)

     directives, rules and regulations of federal, state and local regulatory agencies, including, but not limited to, HUD. Such administrative directives, rules and regulations are subject to change by an act of congress or an administrative change mandated by HUD. Such changes may occur with little notice or inadequate funding to pay for the related cost, including the additional administrative burden, to comply with a change.

NOTE 13 - REGULATORY AGREEMENT PROVISIONS

     Under provisions of the HUD Regulatory Agreement for Multifamily Housing Projects dated December 15, 1998, the Partnership is required to maintain tenant security deposits in a trust account separate from other funds of the Project. The amount shall at all times equal or exceed the aggregate of all outstanding obligations under said account. At December 31, 1999, the Project had security deposit liabilities of $10,575, of which, none were being held in separate trust. The Partnership's management intends to fund the security deposit shortfall during 2000.

 ITEM 6. STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR LAKE'S EDGE APARTMENTS
                 FOR THE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
             AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
Homes for America Holdings, Inc.

     We have audited the accompanying Statement of Revenue and Certain Expenses of Lakes Edge Apartments (the Property) as described in Note 2 for the year ended December 31, 1998. The Statement of Revenue and Certain Expenses is the responsibility of the Property's management. Our responsibility is to express an opinion on the Statement of Revenue and Certain Expenses based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenue and Certain Expenses is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the Statement of Revenue and Certain Expenses. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenue and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying Statement of Revenue and Certain Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. as described in Note 1, and is not intended to be a complete presentation of the Property's revenue and expenses.

     In our opinion, the Statement of Revenue and Certain Expenses referred to above presents fairly, in all material respects, the revenue and certain expenses described in Note 1 of the Property for the year ended December 31, 1998, in conformity with generally accepted accounting principles.



Rappaport, Steele & Company, P.C.
New York, New York
May 3, 2000

                              LAKES EDGE APARTMENTS

                   STATEMENTS OF REVENUE AND CERTAIN EXPENSES



                                                                 January 1, 1999
                                        Year Ended                   Through
                                        December 31, 1998        June 30, 1999
--------------------------------------------------------------------------------
REVENUE
   Base Rents                           $   2,681,083             $ 1,441,969
   Total Reimbursements                        99,351                  55,938
                                        -------------            -------------
      Total Revenue                         2,780,434               1,497,907
                                        -------------            -------------
EXPENSES
  Property Operating and Maintenance       1,194,721                  568,959
  Real Estate Taxes                          318,579                  153,654
  Management Fees                            110,548                   60,071
  Insurance                                   38,094                   12,977
                                        -------------            -------------
    Total Expenses                         1,661,942                  795,661
                                        -------------            -------------
Revenue in Excess of Certain Expenses    $ 1,118,492               $  702,246
                                        -------------            -------------


                             See accompanying notes.

                             LAKES EDGE APARTMENTS
              NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. The accompanying statements are not representative of the actual operations of the property, as described in Note 2, for the periods presented nor indicative of future operations as certain expenses, primarily depreciation, amortization and interest expense, which may not be comparable to the expenses expected to be incurred by Homes for America, Inc. in future operations of the property, have been excluded.

Revenue and Expense Recognition

     Rental revenue is recognized on a cash basis as it is received. Expenses are recognized in the period in which they are incurred.

Use of Estimates

     The preparation of the statements of revenue and certain expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the revenue and certain expenses during the reporting periods. Actual results could differ from these estimates.

Compiled Interim Statement

     In the opinion of management, the interim financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal, recurring nature.


NOTE 2 - DESCRIPTION OF PROPERTY

     The accompanying statements of revenue and certain expenses relate to the operations of Lakes Edge Apartments, an apartment complex with 400 units located in Miami, Florida. Lakes Edge Homes Holdings, Inc., acquired the property and related Florida Multifamily Housing Revenue Bonds on June 30, 1999 for approximately $14,025,000 from an unrelated party.


NOTE 3 - RENTALS

     The property has entered into tenant leases that provide for tenants to pay monthly rent as defined in the lease. Garbage collection and cable are provided to tenants at no extra charge.

 ITEM 7. STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR COUNTRY LAKE APARTMENTS
                FOR THE YEAR ENDED DECEMBER 31, 1998 (AUDITED)
           AND FOR THE TEN MONTHS ENDED OCTOBER 31, 1999 (UNAUDITED)


                          INDEPENDENT AUDITORS' REPORT

To the Shareholders
Homes for America Holdings, Inc.

     We have audited the accompanying Statement of Revenue and Certain Expenses of Country Lake Apartments (the Property) as described in Note 2 for the year ended December 31, 1998. The Statement of Revenue and Certain Expenses is the responsibility of the Property's management. Our responsibility is to express an opinion on the Statement of Revenue and Certain Expenses based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenue and Certain Expenses is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the Statement of Revenue and Certain Expenses. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenue and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

     The accompanying Statement of Revenue and Certain Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. as described in Note 1, and is not intended to be a complete presentation of the Property's revenue and expenses.

     In our opinion, the Statement of Revenue and Certain Expenses referred to above presents fairly, in all material respects, the revenue and certain expenses described in Note 1 of the Property for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Thomas Stephen & company, LLP
March 30, 2000

                            COUNTRY LAKE APARTMENTS
                   STATEMENTS OF REVENUE AND CERTAIN EXPENSES


                                                               January 1, 1999
                                        Year Ended             Through
                                        December 31, 1998      October 31, 1999
--------------------------------------------------------------------------------
REVENUE
     Base rents                         $   1,420,960            $   1,237,091
     Tenant reimbursements                     54,716                   74,541
                                        -------------            -------------
        Total revenue                       1,475,676                1,311,632
                                        -------------            -------------
EXPENSES
     Property operating and maintenance       514,718                  431,191
     Real estate taxes                        158,421                  139,650
     Management fee                            57,413                   51,609
     Insurance                                 15,362                    9,549
                                        -------------            -------------
        Total expenses                        745,914                  631,999
                                        -------------            -------------

Revenue in excess of certain expenses    $    729,762            $     679,633
                                        -------------            -------------

                             See accompanying notes

               NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. The accompanying statements are not representative of the actual operations of the property, as described in Note 2, for the periods presented nor indicative of future operations as certain expenses, primarily depreciation, amortization and interest expense, which may not be comparable to the expenses expected to be incurred by Homes for America, Inc. in future operations of the property, have been excluded.

Revenue and Expense Recognition

     Rental revenue is recognized as rentals become due under the terms of operating leases with tenants. Expenses are recognized in the period in which they incurred.

Use  of Estimates

     The preparation of the statements of revenue and certain expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the revenue and certain expenses during the reporting periods. Actual results could differ from these estimates.

Unaudited Interim Statement

     In the opinion of management, the interim financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal, recurring nature.

NOTE 2 - DESCRIPTION OF PROPERTY

     The accompanying statements of revenue and certain expenses relate to the Operations of County Lakes Apartments, an apartment complex with 192 units located in West Palm Beach, Florida. Country Lake-Homes Holdings, Inc., acquired the property and related Florida Multifamily Housing Revenue Bonds on November 9, 1999 for approximately $10,100,000 from an unrelated party.


NOTE 3 - RENTALS

     The property has entered into tenant leases that provide for tenants to pay monthly rent as defined in the lease. Garbage collection and cable are provided to tenants by the property.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES

     Pursuant to the property management agreement in effect during 1998, an affiliate of the owner was retained to operate, manage, and lease the property. For the year ended December 31, 1998 management fees earned and paid were $51,609 which represented 4% of collected revenues.

            ITEM 8. PRO FORMA STATEMENT OF OPERATIONS FOR THE COMPANY
                      FOR THE YEAR ENDED DECEMBER 31, 1998

Introduction to Pro Forma Statements of Operations

     The Pro Forma statement dated December 31, 1998 reflects the Company's results of operations on a pro forma basis assuming the Briar Meadows, Prairie Village, and Lakes Edge acquisitions were completed effective January 1, 1998.

                   ------------------------------------------
                        Homes For America Holdings, Inc.
                        Pro Forma Statement of Operations
                          Year Ended December 31, 1998
                                  (Unaudited)
                   ------------------------------------------



                                As Reported      Briar         Prairie       Lakes             Adjustments           Pro Forma
                                  12/31/98      Meadows        Village       Edge           DR            CR          12/31/98
                                -----------   ------------  ------------  ------------  -----------   ------------  ------------

Revenues
Rental Income                   $ 2,400,036      $609,174     $ 578,514   $ 2,771,455                               $ 6,359,179
R.E. Development Fees             1,722,211             0             0                                               1,722,211
Interest Income                      56,398             0             0                                                  56,398
Other Income                         55,222        18,000         6,500                                                  79,722
                                ------------  ------------  ------------  ------------  -----------   ------------  ------------
Total Income                      4,233,867       627,174       585,014     2,771,455                                 8,217,510
                                ------------  ------------  ------------  ------------  -----------   ------------  ------------

Expenses
Administrative Expenses           1,227,421       127,047        72,000       645,225                    $ 29,667     2,042,026
Maint. & Oper. Expenses             332,947        71,650       125,526       338,475                      33,926       834,672
Utilities                           554,915        96,000        50,000       363,981                                 1,064,896
Taxes and Insurance                 201,506        56,400        86,500       384,232                                   728,638
Interest Expenses                   558,293        89,813       220,536     1,848,591                                 2,717,233
Depreciation & Amortization         415,665        47,580        38,316       693,939                                 1,195,500
                                ------------  ------------  ------------  ------------  -----------   ------------  ------------
Total Expenses                    3,290,747       488,490       592,878     4,274,443                      63,593     8,582,965
                                ------------  ------------  ------------  ------------  -----------   ------------  ------------
Income Before Minority              943,120       138,684        (7,864)   (1,502,988)                                 (429,048)
Minority Int. In Net Loss           243,503      (137,297)        7,785     1,487,958                                 1,601,949
                                ------------  ------------  ------------  ------------  -----------   ------------  ------------
Income Before Prov. Inc. Tax.     1,186,623         1,387           (79)      (15,030)                                1,172,901
Provision For Inc. Tax              398,700           466           (27)       (5,050)                                  394,089
                                ------------  ------------  ------------  ------------  -----------   ------------  ------------
Net Income                        $ 787,923         $ 921         $ (52)       (9,980)                                $ 778,812
                                ------------  ------------  ------------  ------------  -----------   ------------  ------------




Notes to Pro Forma Financial Statements as of December 31, 1998

(1) The company acquired the assets of Briar Meadows Apartments in Dallas, Texas at a cost of $ 1,050,000 and Prairie Village Apartments in Elkhart, Indiana at a cost of $ 804,000. The company also acquired the assets of Lakes Edge in North Miami, Florida at a cost of $15,106,423.

(2) Preparation of Pro Forma Financial Statements gives effect to the depreciation of fixed assets as if they were acquired at the beginning of the period. The Pro Forma Statements also contain adjustments to reflect the elimination of management fee expenses paid to a third party as if the transaction occurred at January 1, 1998.

            ITEM 9. PRO FORMA STATEMENT OF OPERATIONS FOR THE COMPANY
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

Introduction to Pro Forma Statements of Operations

     The Pro Forma statement dated June 30, 1999 reflects the Company's results of operations on a pro forma basis assuming that the Lake's Edge acquisition was completed effective January 1, 1999.

                   ------------------------------------------
                        Homes For America Holdings, Inc.
                        Pro Forma Statement of Operations
                         Six Months Ended June 30, 1999
                                  (Unaudited)
                   ------------------------------------------



                                As Reported     Lakes               Adjustments                 Pro Forma
                                6/30/99         Edge            DR              CR              6/30//99
                                ------------    ------------    ------------    ------------    ------------
Revenues
Rental Income                   $ 1,775,430     $ 1,385,728                                     $ 3,161,158
R.E. Development Fees                73,631                                                          73,631
Interest Income                         925                                                             925
Other Income                        901,338                                                         901,338
                                ------------    ------------    ------------    ------------    ------------
Total Income                      2,751,324       1,385,728                                       4,137,052
                                ------------    ------------    ------------    ------------    ------------
Expenses
Administrative Expenses             795,952         322,613                        $ 69,286       1,049,279
Maint. & Oper. Expenses             282,701         169,238                                         451,939
Utilities                           371,507         181,991                                         553,498
Taxes and Insurance                 158,573         192,116                                         350,689
Interest Expenses                   318,896         924,296                                       1,243,192
Depreciation & Amortization         343,563         346,970                                         690,533
                                ------------    ------------    ------------    ------------    ------------
Total Expenses                    2,271,192       2,137,224                          69,286       4,339,130
                                ------------    ------------    ------------    ------------    ------------
Income Before Minority              480,132        (751,496)                                       (271,364)
Minority Int. In Net Loss           193,025         743,981                                         937,006
                                ------------    ------------    ------------    ------------    ------------
Income Before Prov. Inc. Tax.       673,157          (7,515)                                        665,642
Provision For Inc. Tax              185,500          (2,071)                                        183,429
                                ------------    ------------    ------------    ------------     -----------
Net Income                        $ 487,657        $ (5,444)                                      $ 482,213
                                ------------    ------------    ------------    ------------    ------------



Notes to Pro Forma Financial Statements as of June 30, 1999

(1) Preparation of Pro Forma Financial Statements gives effect to the depreciation of fixed assets as if they were acquired at the beginning of the period. The Pro Forma Statements also contain adjustments to reflect the elimination management expenses paid to a third party as if the transaction occurred at January 1, 1999.

(2) On June 30, 1999, Homes For America Holdings, Inc. acquired the 400-unit Lake's Edge apartments in North Miami, Florida at a cost of $15,106,423. This acquisition was accomplished through a wholly-owned subsidiary, Lakes Edge Homes Holdings, Inc. In conjunction with this acquisition, Lakes Edge Homes Holdings purchased 6.0% tax-exempt bonds for $14,025,000 and immediately sold them for $14,850,000, earning $825,000 on the transaction. Simultaneously, the Lake's Edge property was acquired for a purchase price of $14,850,000, financed by the tax-exempt bond debt. Total investment, including related acquisition costs, was $15,132,495. In addition to the $825,000 gain on the sale of bonds, the Company earned and recognized $73,631 in developer's fees.

                                    PART III


ITEM 1. INDEX TO EXHIBITS

No.   Description
-------------------------------------------------


3.1*
    Articles of Incorporation

3.2
    Amended and Restated By-Laws

10.1*
    Amended  and  Restated   Agreement  of  Limited Partnership of Dallas/Glen
    Hills,   L.P dated as of March 27, 1997.

10.2*
    Capital Note dated March 27, 1997 of Related Corporate partners V, L.P.

10.3*
    Promissory Note dated March 21, 1997 of Glen Hills Homes for America, Inc.

10.4*
    Promissory Note dated February 8, 1996 for a loan to Dallas/Glen Hills, L.P. from Hanover Capital Mortgage Corporation.

10.5*
    Dallas/Glen Hills, L.P. First Amendment to Amended and Restated Agreement of Limited Partnership.

10.6*
    First Amendment to TVMJG 1996 - Putnam Square Limited Partnership Second Amended and Restated Agreement of Limited Partnership.

10.6.1*
    First Amendment to Certification and Agreement dated September 29, 1997.

10.6.2*
    First Amendment to Partnership Administration Services Agreement dated September 29, 1997.

10.6.3*
    Promissory Note dated April 26, 1996 between TVMJG 1996 - Putnam Square Limited Partnership and Donald Snyder.

10.6.4*
    First Amendment to Commercial Promissory Note between TVMJG 1996 - Putnam Square Limited Partnership and Joseph Gall.

10.7*
    Agreement   of   Purchase   and  Sale   dated   March  28,   1997   between
    Prairie-Middlebury Associates and the Company.

10.7.1*
    Assignment of Agreement of Purchase and Sale dated July 24, 1997,  amending
    an  Agreement   of  Purchase  and  Sale  dated  March  28,  1997,   between
    Prairie-Middlebury Associates and the Company.

10.7.2*
    Amended and Restated Agreement of Limited Partnership of Middlebury Elkhart, L.P. dated December 1, 1998

10.8*
    Agreement of Purchase and Sale by and between BRE-N, Inc. and the Company dated July 13, 1998.

10.9*
    Contract of Sale dated November 2, 1998 between Legato Investments, Inc. and the Company.

10.9.1*
    Assignment   of  Contract   of  Sale  dated   December   1998   between
    Arlington/Homes For America, Inc. and the Company.

10.10*
    Agreement of Purchase and Sale by and between the Company and William C. Mannix, DBA Mannix, Inc.

10.11*
    Property Purchase Agreement dated March 24, 1999 between Lake's Edge Partners, L.P. and Lakes Edge-Homes Holdings, Inc.

10.12*
    Promissory Note dated July 29, 1998 between the Company and William Kaplovitz, Jr.

10.13*
    Consulting   Agreement  dated  August  1,  1998  between  the  Company  and
    International Business & Realty Consultants, L.L.C.

10.14*
    Employment Agreement dated August 1, 1998 between the Company and Mr. Robert A. MacFarlane.

10.15*
    Promissory  Note  dated June 23,  1999  between  the  Company  and  William
    Marovitz.

10.16*
    Promissory  Note  dated June 28,  1999  between  the  Company  and  William
    Kaplovitz.

10.17*
    Promissory Note dated March 3, 1999 between the Company and Actrade Capital, Inc.

10.18*
    Joint Venture Agreement between the Company and MasterBuilt, Inc.

10.19*
    Convertible Promissory Note.

10.20*
     Purchase and Sale Agreement between the Company and Villa Americana Associates, Ltd., dated September 23, 1999

10.21*
     Assignment and Assumption Agreement between the Company and Parkside Associates, Inc. (et. al.), dated October 26, 1999.

10.22
    Agreement of Purchase and Sale between the Company and Sherwood Glen Willows Apartments Real Estate, LP.

10.23
    Private Placement Memorandum dated December 9, 1999.

10.24
    Agreement Between the Company and Investors dated June 30, 2000.

10.25
    Agreement of Purchase and Sale Between the Company and Amherst Gardens Associates.

11
    Earnings Per Share.

16
    Letter on Change in Certifying Accountant.

21
    List of Subsidiaries.

27.1
    Financial Data Schedule for the 12 Months Ending December 31, 1999.

27.2
    Financial Data Schedule for the 6 Months Ending June 30, 2000.

----------
* Previously filed as exhibits to Amendment No. 1 to this Form 10-SB.

                                    PART IV

ITEM 1:        SIGNATURE PAGE

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                    Homes For America Holdings, Inc.
                    --------------------------------
                    (Registrant)


                    By:    /s/ Robert A. MacFarlane
                    --------------------------------
                    Name:  Robert A. MacFarlane
                    Title: President

                    November 10, 2000
                    --------------------------------
                    Dated: